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MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2005

        This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries as of March 29, 2006, and is intended to supplement and complement Kinross Gold Corporation's audited consolidated financial statements for the year ended December 31, 2005 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to consult Kinross Gold Corporation's audited consolidated financial statements and corresponding notes to the financial statements which are available on the Company's website www.kinross.com and on www.sedar.com. The consolidated financial statements and MD&A are presented in U.S. dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). Reconciliation to United States generally accepted accounting principles is provided in Note 21 to the financial statements. This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the year ended December 31, 2005, as well as our outlook.

        This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis". In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

        Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and it subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

1.     Overview

        Kinross Gold Corporation is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, Canada, Brazil, Chile, Russia, and Africa(1). Gold, the Company's primary product, is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a limited amount of silver.

        The profitability and operating cash flow of Kinross is affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, general and administrative costs, the level of exploration and capital expenditures, and other discretionary costs. Due to the global nature of the Company's operations, exposure also arises from fluctuations in foreign currency exchange rates and varying levels of taxation. While Kinross seeks to manage the level of risk associated with its business, many of the factors affecting these risks are beyond the Company's control.

Segment Profile

        Segments are operations reviewed by the Chief Operating Decision Maker (Chief Executive Officer). Reportable segments are identified based on quantitative thresholds, which are those operations whose revenues, earnings (loss) or assets are greater than 10% of the total consolidated revenues, earnings (loss) or assets of all the reportable segments. In addition, the Company evaluates qualitative factors, such as which operations are considered significant and ongoing by the Chief Operating Decision Maker. Less significant properties that are either producing or in development prior to commercial production are classified as Other operations. Operations under care and maintenance or shutdown (properties in the reclamation phase), less significant non-mining operations and other operations not meeting these thresholds are included in Corporate and other.

(1)
In light of the economic and political conditions and the negative impact of inflationary pressures in Zimbabwe, the Blanket mine was written down in 2001 and Kinross discontinued consolidation of the results of this operation in 2002.

			Ownership percentage
Operating Segments
		Location	2005	2004	2003(a)
Fort Knox	Operator	U.S.A.	100%	100%	100%
Paracatu(b)	Operator	Brazil	100%	100%	49%
Round Mountain	Operator	U.S.A.	50%	50%	50%
Porcupine Joint Venture	Non-operator	Canada	49%	49%	49%
La Coipa	Non-operator	Chile	50%	50%	50%
Crixás	Non-operator	Brazil	50%	50%	50%
Musselwhite	Non-operator	Canada	32%	32%	32%
Other operations(c)	Operator	Various	Various	Various	Various
Corporate and other(d)

(a)
The results of operations for 2003 include only 11 months (February through December) of operating and financial results for the mines acquired in the TVX/Echo Bay transaction.

(b)
The acquisition of the remaining 51% of Paracatu was completed on December 31, 2004. Therefore, the Company's 49% proportionate share of Paracatu's operating results is included for the years ended December 31, 2004 and 2003.

(c)
Other operations include Kettle River, Refugio, Gurupi and Kubaka. Results for 2003 include the Company's portion of Kubaka's financial results (54.7% until February 28, 2003, and 100% thereafter).

(d)
Corporate and other includes, among other assets, New Britannia, Lupin and Aquarius.

Comparability of Periods

        On January 31, 2003, the Company combined its operations with those of TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay"). This transaction is fully described in Note 5 of the consolidated financial statements. As a result, comparative numbers for 2003 include only the results of 11 months of operations for the mines acquired in this combination. In addition, the Company acquired the remaining 51% interest in the Paracatu mine in Brazil on December 31, 2004. Consequently, the results from operations for 2003 and 2004 include results from only 49% from the mine.

Consolidated Financial and Operating Highlights

				Change
	Years ended December 31,
					04 vs 03
	2005	2004	2003(a)	05 vs 04
	(dollars in millions, except per share amounts)
Gold equivalent ounces — produced	1,608,805	1,653,784	1,620,410	(3%)	2%
Gold equivalent ounces — sold(b)	1,627,675	1,654,617	1,600,246	(2%)	3%
Gold ounces — sold	1,575,267	1,585,109	1,541,577	(1%)	3%
Revenue	$725.5	$666.8	$571.9	9%	17%
Cost of sales (excludes accretion, depreciation, depletion and amortization)	$448.1	$402.4	$362.0	11%	11%
Accretion and reclamation expense	$56.0	$21.4	$9.0	162%	138%
Impairment of goodwill	$8.7	$12.4	$394.4	(30%)	(97%)
Impairment of property, plant and equipment	$171.9	$46.1	$15.2	273%	203%
Net loss	$(216.0)	$(63.1)	$(474.2)	(242%)	87%
Net loss attributable to common shares	$(216.0)	$(63.1)	$(442.2)	(242%)	86%
Basic and diluted loss per share	$(0.63)	$(0.18)	$(1.43)	(250%)	87%
Cash flow from operating activities	$133.7	$161.2	$83.0	(17%)	94%
Total assets	$1,698.1	$1,834.2	$1,794.5	(7%)	2%
Long-term financial liabilities	$429.7	$357.4	$274.2	19%	32%

(a)
2003 results include TVX and Echo Bay properties for the 11 months from February to December only.

(b)
Gold equivalent ounces include silver ounces produced converted to gold based on the ratio of the average spot market prices for the commodities for each year. The ratios were 2005-60.79:1, 2004-61.46:1 and 2003-74.79:1.

Consolidated Financial Performance

        Kinross recorded a loss attributable to common shareholders of $216.0 million, or $0.63 per share, for the twelve months ended December 31, 2005, compared with a loss of $63.1 million, or $0.18 per share, in 2004 and a loss of $442.2 million, or $1.43 per share, in 2003. Financial results in 2005 were negatively affected by total impairment charges of $184.7 million, which included charges to property, plant and equipment of $171.9 million and goodwill of $8.7 million. During 2005, decreased sales were offset by higher realized gold prices resulting in a 9% increase in revenue. Increased gold sales along with higher gold prices resulted in a 17% increase in revenue in 2004, compared with 2003. Equivalent gold ounces sold increased from 1,600,246 ounces in 2003, to 1,654,617 ounces in 2004 and 1,627,675 in 2005. The increase from 2003 to 2004 was primarily due to the inclusion of the TVX and Echo Bay properties for the full 12 months in 2004.

        The impairment charges of $184.7 million included a charge on the Fort Knox mine of $141.8 million. During the year a strategic review was conducted on the Fort Knox operation. The review was done in light of higher electricity and fuel costs, the metallurgical performance at True North and slope stability issues at the southwest wall of the pit. As a result of the review, the True North and Gil deposits were reclassified from reserves to resources, the Company decided to withdraw from the Ryan Lode project, which had been included in reserves, and design changes were made to the Fort Knox pit, all of which contributed to the write-down. The strategic review determined that at a gold price of $450 per ounce it would be profitable to include the resources in the Fort Knox life of mine plan, to be mined after the depletion of the initial pit and partially through heap leach. The heap leach is presently being tested with favourable results.

        Kinross utilized the same impairment methodology as in 2004, using nominal prices and cost assumptions reflecting inflation and currency impacts. The gold price assumptions were based on gold price forecasts by an independent external research firm as well as other external market data.

        Between 2003 and 2005, Kinross experienced increases in the costs of fuel, power, labour and other production costs. In addition, the weakening of the U.S. dollar increased costs at the Company's mines located outside the United States. General and administrative expenses increased to $45.3 million, from $36.4 million in 2004 and $25.0 million in 2003. The increase was largely due to costs related to a regulatory review and subsequent restatement, as well as increased severance costs. Accretion and reclamation expense increased to $56.0 million in 2005, from $21.4 million in 2004 and $9.0 million in 2003. Included in accretion and reclamation expense for 2005 is $46.0 million related to increases in the fair value estimate of the reclamation liabilities, resulting from changes to cost estimates, at mines no longer in production.

        Cash flow from operations during 2005 decreased by $27.5 million to $133.7 million. Cash flow from operations in 2004 of $161.2 million represented a 94% increase from the $83.0 million in 2003. The decrease in operating cash flow in 2005 was the result of higher operating costs and changes in working capital requirements, partially offset by higher gold prices. The increase in operating cash flow between 2003 and 2004 was largely the result of higher gold price and an increase in the number of ounces sold.

        Continuing from the acquisition of TVX and Echo Bay, Kinross has pursued a growth strategy. Cash used on additions to property, plant and equipment was $142.4 million in 2005, $169.5 million in 2004 and $73.4 million in 2003. In addition, cash of $261.2 million was used to acquire the remaining 51% interest in the Paracatu mine in 2004. The Company financed these expenditures largely with cash provided by operating activities, existing cash balances and long-term debt. The Company's balance of cash and cash equivalents decreased from $245.8 million at December 31, 2003 to $97.6 million at December 31, 2005. Long-term debt during the same period increased from $30.1 million to $159.3 million.

Reserves

        At December 31, 2005, Kinross had proven and probable mineral reserves of 24.7 million ounces of gold, compared with 19.4 million at the end of 2004. This represents a 27% increase despite the depletion of 1.8 million contained gold ounces through mining and a reduction of 2.0 million contained gold ounces resulting from an asset sale and reclassifications to resources. The reserve additions of 9.1 million ounces were largely the result of successful exploration efforts at Paracatu and Round Mountain, and the decision to proceed with a pit expansion at Round Mountain. A higher gold price assumption also had a positive impact on the reserve calculations. Reserves at December 31, 2005, were estimated based on gold price of $400 per ounce, versus $350 per ounce at December 31, 2004.(2)

2.     Impact of Key Economic Trends

Price of Gold(3)

Precious Metals Comparison

        The price of gold is the largest single factor in determining profitability and cash flow from operations. Accordingly, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company's control. Some of the major influences on the gold price are currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold, and macroeconomic factors such as the level of interest rates and inflation expectations.

(2)
For details concerning mineral reserve and mineral resource estimates refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's Annual Information Form.

(3)
Source: Reuters

Currency Fluctuations

Currency Relative Performance Against U.S. Dollar

        Kinross receives its revenues through the sale of gold in U.S. dollars. However, for the Company's non-U.S. operations, a portion of the operating costs and capital expenditures are denominated in the local currency. Changes in foreign exchange rates have an impact on the Company's operating costs and capital expenditures, affecting profitability and cash flow. Kinross' operations outside of the U.S. are located in Canada, Brazil, Chile and Russia. Since 2003, the currencies of the countries in which Kinross operates have strengthened against the U.S. dollar, as highlighted in the graph above. As those foreign currencies have risen, local costs incurred in those countries, when measured in U.S. dollars, have increased. Since the beginning of 2003, as measured against the U.S. dollar, the Canadian dollar has appreciated by 35%, the Brazilian real by 51%, the Chilean peso by 39% and the Russian ruble by 10%. During 2005, the Canadian dollar, Brazilian real and Chilean peso appreciated against the U.S. dollar by 3%, 13% and 8%, respectively, while the Russian ruble depreciated by 4%. Approximately 55% of the Company's expected production in 2006 is forecast to come from operations outside the U.S. and will continue to be exposed to foreign exchange rate movements. As part of its strategy to manage this risk, the Company has used currency hedges for certain foreign currency exposures.

Gold Supply and Demand Fundamentals(4)

Gold Supply

(4)
Source: GFMS 2005 Gold Survey

        Global gold mine production in 2005 increased slightly over the 2004 level, but remained lower than production in the 2000 through to 2003 period. Mine supply is not predicted to increase in the near future. Central banks and recycled gold helped to fill the supply gap left by lower mine production.

Gold Demand

        Demand for gold was strong on several fronts. Fabrication and jewelry demand increased by 4.5% even as the price of gold continued to rise. Investment demand was also strong. A new Exchange Trade Fund ("ETF"), which enables investors to purchase 1/10th of an ounce of gold, was introduced in 2005 and trades on the New York Stock Exchange. By the end of 2005, the total gold purchased to satisfy the demand for the new ETF product reached 11 million ounces (320 tonnes). Producer de-hedging also contributed to demand as gold hedging programs continued their decline.

        One of the few mechanisms available to the Company to affect the price of gold it receives is to sell gold forward with a gold price hedging(5) program. Under these arrangements, the Company agrees to deliver gold in the future at a price fixed at the time of entering into the contract. A forward hedge protects the Company against future declines in the gold price for the ounces that are hedged but prevents the Company from benefiting from future gold price increases with respect to those ounces. Until the first half of 2004, Kinross maintained an active gold price hedge program for some of its production. At the present time Kinross is not actively engaged in hedging its exposure to fluctuations in the gold price. The following chart shows the range of prices for gold in each year, the average price of gold, and the price that Kinross was able to realize.

(5)
The use of the words "hedge" or "hedging" throughout the MD&A refers to an economic hedge, which is not necessarily a hedge from a financial statement perspective as defined in Accounting Guideline 13, "Hedging Relationships".

Average and Realized Gold Price

        Kinross' gold price hedging program enabled it to realize gold prices in excess of average market prices in the period 1997-2001. Between 2002 and 2005, Kinross realized prices that were lower than the average market price for gold as the ounces necessary to satisfy the remaining gold hedge contracts (agreements to sell at lower historical prices) were delivered into and recognized in revenue.

Inflationary Cost Pressures

        In addition to the weaker U.S. dollar, the Company's profitability has been negatively impacted by rising development and operating costs with respect to labour, energy and consumables in general. Mining is generally an energy intensive activity, especially open pit mining. Energy prices in the form of both fuel and electricity can have a significant impact on operations. Fuel (primarily, diesel and propane), as a percentage of operating cost, varies amongst the Company's mines; however, all operations experienced high fuel costs during 2004, largely attributable to a continuing rise in crude oil prices. Average oil prices increased approximately 35% between 2003 and 2004, and increased a further 38% in 2005. Higher oil prices have translated into higher costs for petroleum based expenditures, including lubricants, tires and transportation. Electricity prices have also increased in recent years as a result of increased demand and higher natural gas prices.

WTI Crude Oil Price History

        Other consumables have also increased in price recently. The Company continues to focus on continuous improvement in order to mitigate the impact of higher consumable prices by extending the life of capital assets and a more efficient use of materials and supplies in general.

        With the recent strengthening of the gold price and other commodity prices, exploration, development and operating activities have grown substantially in the mining and resource industries, leading to increased competition for qualified personnel and associated labour cost pressures.

3.     2006 Outlook

        Kinross expects to produce approximately 1.44 million gold equivalent ounces in 2006, compared with 1.61 million gold equivalent ounces in 2005. The 11% decrease in expected production is due to the drop in production from Kubaka and Kettle River, which provided 140,195 ounces and 68,146 ounces of gold equivalent production, respectively, in 2005. It is expected that increased production at Paracatu and Refugio, along with an expected improvement in La Coipa's production, will partially offset the production losses from Kubaka and Kettle River. A decrease in forecasted production is expected to result in lower overall operating costs; however energy and other commodity costs are expected to increase over 2005. The U.S. dollar continued to weaken against the Canadian dollar, Brazilian real and Chilean peso during 2005. As a result, 2006 operating results and capital expenditures in non-U.S. countries where the Company operates are expected to be negatively impacted.

        In 2006, general and administrative expenses are expected to decline from 2005 levels. In addition, the Company currently does not anticipate any scope changes or cost increases above the 2005 year end reclamation and remediation estimates. As a result, accretion and reclamation expense in 2006 is expected to be lower at approximately $12.0 million, reflecting only the change related to the interest element of the discounted liability.

        Efforts will continue to extend the mine life at the Company's core operations. Aggregate exploration and corporate development expense is forecasted to be $30.7 million in 2006, an increase of $4.1 million over 2005 levels, with a focus on minesite exploration. Capital expenditures are expected to be $285.0 million in 2006, with major expenditures planned for Paracatu, Fort Knox, the Buckhorn project in Washington State, Round Mountain, the Porcupine Joint Venture and La Coipa. Total reclamation spending in 2006 is expected to be approximately $36.3 million. Reclamation spending will focus primarily on the Company's properties under closure.

        Based on the average gold price to date in 2006(6), it is expected that the Company's existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs planned for 2006. The Company is reviewing financing alternatives and is in negotiations to secure additional debt financing for the Paracatu expansion project.

4.     Strategy

        During 2005, following management changes, the Company conducted a comprehensive strategic review of its assets and obligations. The result of this review was the development of a strategic objective. Kinross' strategic objective is to maximize precious metals net asset value and cash flow per share through a four-point plan built on organic growth from core operations; expanding the Company's business capacity to support future growth; attracting and retaining the best people in the industry; and driving new precious metals mining opportunities through exploration and acquisition.

        Organic growth from Kinross' core operations will be achieved through mine site exploration, delivering on the Company's major capital projects, the disposal of non-core assets, and a focus on continuous improvement in operating practices and mine planning.

        The expansion of Kinross' business capacity to support future growth will be achieved by optimizing the Company's corporate organizational structure, improvements in technology and business systems, cost control and an expanded internal and external communications program.

        Kinross will succeed in attracting and retaining the best people in the industry by continuing to maintain high standards in environment, health and safety practices, offering competitive compensation, enhancing the Company's human resource planning activities and by making improvements in corporate governance.

        Kinross will develop value, creating new precious metals mining opportunities through a renewed focus on exploration, increased funding for generative exploration activities and a reinvigorated and disciplined approach to corporate development.

(6)
Average gold price from January 1 to March 27, 2006 was $553 per ounce.

5.     Developments

Agreement to Acquire Crown Resources Corporation

        On November 20, 2003, Kinross announced that it had executed a definitive acquisition agreement (the "Agreement") with Crown Resources Corporation ("Crown") whereby Kinross would acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State, approximately 70 kilometres by road from the Company's Kettle River mill. The original agreement was based on an exchange ratio of 0.2911 of a common share of Kinross for each outstanding common share of Crown and is subject to the effectiveness of a registration statement covering the issuance of common shares filed with the United States Securities and Exchange Commission and approval by Crown shareholders. As a result of a review of the accounting for goodwill in the TVX and Echo Bay transaction, the completion of the registration statement was delayed.

        On January 7, 2005, the Company and Crown announced that the termination date for the Agreement was extended from December 31, 2004 to May 31, 2005. Kinross also agreed to acquire 511,640 newly issued shares of Crown in a private placement for $1.0 million.

        Prior to the revised deadline of May 31, 2005, an amendment was signed that extended the termination date of the Agreement to March 31, 2006, subject to Kinross filing its 2004 financial statements no later than December 31, 2005. Shareholders of Crown would receive 0.34 shares of Kinross for each share of Crown. A valuation collar was also agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders would be $110 million and the minimum value would be $77.5 million, excluding, in both cases, shares of Crown held by Kinross. The Company also agreed to purchase a $10 million convertible debenture from Crown. The debenture is convertible into 5.8 million common shares of Crown. In the event the Agreement is terminated, Crown shall have the right to convert all amounts due under this debenture by providing 30 days' prior notice to Kinross.

        As a result of the delay due to the restatement, the Company has signed an amendment to extend the termination date from March 31, 2006 to December 31, 2006 and adjust the price that the Company will pay to acquire Crown and the Buckhorn gold deposit. Shareholders of Crown will now receive 0.32 shares of Kinross for each share of Crown, a decrease of 0.02 over the previous ratio of 0.34 shares, and the valuation collar mentioned above has been removed. Assuming all of the outstanding Crown warrants and options are converted, a total of approximately 14.7 million common shares of Kinross will be issued upon completion of the transaction.

        The Company has also agreed to loan Crown $2.0 million if the transaction is not closed by July 1, 2006. The $2.0 million loan would be used to buy out the only existing smelter return royalty from a third party covering the ore body at Buckhorn. The loan would have a three-year term and bear interest at the published (Wall Street Journal) prime rate at the time of borrowing plus 3%.

Change in CEO

        In March 2005, the Company announced the appointment of Tye Burt as President and Chief Executive Officer. Mr. Burt replaced Robert Buchan who announced his intention to step down in January 2005. Mr. Burt joined Kinross following his most recent position as Vice-Chairman and Executive Director, Corporate Development with Barrick Gold Corporation. Prior to that he spent 16 years in corporate finance in the positions of Chairman of Deutsche Bank Canada and Global Head of Metals and Mining for Deutsche Bank, Head of Investment Banking in Vancouver and Co-head of the Mining Group at Nesbitt Burns and had spent many years at Burns Fry Limited in Mergers & Acquisitions and Equity Capital Markets.

Commercial Production at the Refugio Mine

        The Refugio mine went into commercial production in the fourth quarter of 2005 and achieved its average targeted production rate of 40,000 tonnes per day in November 2005. During the twelve months ended December 31, 2005, the mine produced 30,580 ounces of gold to Kinross' account. The recommissioned mine is forecasted to produce approximately 124,000 ounces to the Company's account in 2006.

Cessation of Operations and Development

  •
  Kubaka Mine — On January 25, 2005, the Company announced that it would not proceed with the development of the Tsokol vein located near the Kubaka mill. All mining activity at Kubaka underground and Birkachan was completed by June 2005, with only stockpiles processed in the second half of the year. Closure should be largely completed during 2006. However, further development of the Birkachan deposit is still being considered and Kinross continues to evaluate other exploration licenses within the region. An impairment charge of $25.1 million was recorded on the mine in 2004. Kubaka is included with Other operations for segment disclosure purposes.

  •
  New Britannia Mine — On January 27, 2005, the Company and its joint venture partner High River Gold Mines Ltd. announced that a decision was made to discontinue development at the New Britannia mine. Exploration efforts were unable to define an extension of the ore body containing better grade and thickness than was mined in mid-2004. New Britannia suspended mining and milling operations in September 2004, but was drilling the ore body extension with the hope of further extending the mine life. However, these efforts were unsuccessful and in January 2005 it was decided that the mine would be placed on care and maintenance. An impairment charge of $1.3 million was recorded on the New Britannia mine in 2004. New Britannia is included with Corporate and other for segment disclosure purposes.

  •
  Lupin Mine — In 2003, the Company suspended operations at the Lupin mine due to poor economic performance. The mine was placed on care and maintenance while a review of alternatives was undertaken. The review concluded that the development of a mine plan to extract previously developed remnant ore was appropriate. Accordingly, the mine recommenced production in March 2004 and continued through to February 2005 and is currently in reclamation. An impairment charge of $7.9 million was recorded on the Lupin mine in 2004. In February 2006, a letter of intent was signed to sell the Lupin mine to Wolfden Resources Inc. Lupin is included with Corporate and other for segment disclosure purposes.

Credit Facility

        In December 2004, Kinross replaced its existing $125 million credit facility with a three-year $200 million revolving credit facility. The Company used $105.0 million of the new facility to satisfy a portion of the cost to purchase the remaining 51% interest in the Paracatu mine. The facility allowed for the limit to be increased to $300 million and allows for up to 70% of the outstanding limit to be drawn in gold. In April 2005, the outstanding limit was increased to $295 million and the maturity date extended to April 30, 2008. A total of ten banks have participated in the facility. Obligations under the facility are secured by the assets of the Fort Knox mine as well as by the shares of various wholly owned subsidiaries.

Settlement of Litigation

        On November 4, 2005, the Company settled litigation associated with the Alpha Group regarding the Hellenic mines for $8 million. The action brought by the Alpha Group against Kinross followed Kinross' decision to return the Hellenic Gold Properties to the Greek government and place TVX Hellas into bankruptcy. The estimated cost for the settlement of litigation was taken as a charge against income in the twelve months ended December 31, 2004.

Sale of Aquarius

        On December 7, 2005, Kinross signed a letter of intent to sell its Aquarius gold property to St Andrew Goldfields Ltd. ("St Andrew") in exchange for 100 million common shares of St Andrew and warrants to acquire 25 million St Andrew common shares at a price of CDN$0.17 per share for a period of 24 months. Based on a value of approximately $14.3 million for the consideration to be received and a carrying value for the Aquarius gold property of $51.1 million, the Company recorded an impairment charge to the carrying value of property, plant and equipment and goodwill of $36.8 million. In addition to the sale of Aquarius in 2005, the Company also sold the Norseman exploration property in Australia and E-Crete, a producer of aerated concrete located in Arizona.

Adoption of Shareholders' Rights Plan

        On March 27, 2006, the Company's Board of Directors adopted a shareholders' rights plan (the "Plan"). The Plan will allow sufficient time for the Board of Directors and shareholders of the Company to properly evaluate a take-over bid or pursue other alternatives. The Plan is in effect and is subject to regulatory and shareholder approval. Note 24 (d) to the accompanying financial statements discusses the Plan in further detail.

6.     Consolidated Results of Operations

Financial and Operating Highlights

				Change
	Years ended December 31,
				'05 vs '04		'04 vs '03
	2005	2004	2003(a)
	(in US$ millions, except ounces and per share amounts)
Gold equivalent ounces — sold(b)	1,627,675	1,654,617	1,600,246	(2%	)	3%
Gold ounces — sold	1,575,267	1,585,109	1,541,577	(1%	)	3%
Silver ounces — sold	3,185,776	4,271,980	4,387,829	(25%	)	(3%	)
Average realized gold price ($/ounce)	$445	$404	$357	10%		13%
Gold sales — revenue	$702.7	$649.8	$563.4	8%		15%
Gain (loss) on metal derivative contracts(c)	(2.4)	(9.3)	(13.5)	74%		31%
Silver sales revenue	25.2	26.3	22.0	(4%	)	20%

Total revenue	$725.5	$666.8	$571.9	9%		17%
Operating loss	$(211.2)	$(67.9)	$(419.6)	(211%	)	84%
Net loss	$(216.0)	$(63.1)	$(474.2)	(242%	)	87%
Net loss attributable to common shares	$(216.0)	$(63.1)	$(442.2)	(242%	)	86%
Basic and diluted loss per share	$(0.63)	$(0.18)	$(1.43)	(250%	)	87%

(a)
2003 results include TVX and Echo Bay properties for the 11 months from February to December only.

(b)
All produced and sold ounces refer to Kinross' proportionate share. Gold equivalent ounces include silver ounces produced converted to gold based on the ratio of the average spot market prices for the commodities for each year. The ratios were 2005-60.79:1, 2004-61.46:1 and 2003-74.79:1.

(c)
Gains or losses on purchased gold or silver options, spot deferred contracts or fixed forward contracts as a hedge against falling gold prices are recorded as revenue from metal sales.

2005 vs. 2004

  •
  In 2005, gold equivalent ounces sold decreased by 2%, compared with 2004. Production and ounces sold decreased at Fort Knox, Round Mountain, Lupin, New Britannia and La Coipa. This was partially offset by increases at Kubaka, Musselwhite and attributable production at Paracatu due to the purchase of the remaining 51% at the end of 2004. A discussion on the performance of the Company's reportable operating segments is included below.

  •
  Despite fewer ounces being sold, revenue from metal sales increased by 9% year-over-year; from $666.8 million in 2004 to $725.5 million in 2005. The increase was the result of a 10% increase in the realized gold price. During 2005, the Company realized an average price of $445 per ounce on the sale of its gold, against an average spot gold price for the year of $444 per ounce. During 2004, the Company realized an average gold price of $404 per ounce, versus an average spot gold price of $409 per ounce.

  •
  The net loss attributable to common shares increased from $63.1 million, or $0.18 per share, to $216.0 million, or $0.63 per share, between 2004 and 2005. During 2005, impairment charges totaling $184.7 million were recorded (property, plant and equipment — $171.9 million; goodwill — $8.7 million; and investments — $4.1 million). This included impairment charges of $141.8 million on Fort Knox, $36.8 million on the Aquarius property, $3.4 million on Crixás and $2.0 million on Musselwhite. Excluding these impairment charges, results for 2005 would have been a net loss attributable to common shares of $32.1 million, compared to a net loss attributable to common shares of $5.6 million in 2004. The impairment charges are discussed further under "Impairment of Goodwill, Property, Plant and Equipment, and Investments". General and administrative expense increased to $45.3 million, from $36.4 million in 2004. The increase was largely due to costs related to the regulatory review of the Company's accounting for goodwill and subsequent restatement, as well as increased severance costs. In addition, accretion and reclamation expense related to the Company's reclamation and remediation obligations increased to $56.0 million in 2005, from $21.4 million in 2004 and $9.0 million in 2003. Included in accretion and reclamation expense for 2005 is $46.0 million related to increased cost estimates at mines no longer in production.

2004 vs. 2003

  •
  Gold equivalent ounces sold in 2004 increased 3% when compared to 2003. However, 2003 included only 11 months of revenue and production related to the mines acquired in the TVX/Echo Bay transaction. As a result, when viewed on an annualized full year basis, gold equivalent ounces sold decreased year-over-year. Production increases at Round Mountain, Musselwhite, La Coipa and Crixás were offset by reductions at Kubaka, Fort Knox, Lupin, New Britannia and the Porcupine Joint Venture.

  •
  The increase in total revenues for 2004, when compared to 2003, is primarily the result of a 13% increase in average realized gold prices during 2004. The Company realized an average gold price of $404 per ounce, compared with $357 per ounce in 2003.

  •
  Net loss attributable to common shares for 2004 was $63.1 million, or $0.18 per share, compared to a net loss attributable to common shares for 2003 of $442.2 million, or $1.43 per share. The losses for 2004 and 2003 primarily resulted from total impairment charges of $59.9 million and $411.5 million, respectively.

2006

        Production in 2006 is expected to be 1.44 million gold equivalent ounces, down from 1.61 million in 2005. The 11% decrease in production is the result of the cessation of mining at Kubaka and Kettle River and decreases in production at Round Mountain and Fort Knox. Increases from Paracatu and Refugio, along with a revised estimate increasing expected production at La Coipa, will partially offset production losses from Kubaka and Kettle River.

Segment Earnings (Loss)

					2005 vs 2004(b)		2004 vs 2003(b)
	2005		2004	2003(a)	Change $	Change %	Change $	Change %
	(in US$ millions)
Operating Segments
Fort Knox	$(124.1	) $	16.6	$7.0	$(140.7)	nm	$9.6	137%
Paracatu(c)	5.4		2.9	(96.8)	2.5	86%	99.7	nm
Round Mountain	26.6		25.8	(81.6)	0.8	3%	107.4	nm
Porcupine Joint Venture	(0.9)		5.7	1.5	(6.6)	nm	4.2	280%
La Coipa	(2.4)		0.9	(70.8)	(3.3)	nm	71.7	nm
Crixás	11.3		12.8	(33.8)	(1.5)	12%	46.6	nm
Musselwhite	(7.7)		(3.8)	(60.9)	(3.9)	103%	57.1	94%
Other operations(d)	0.8		(36.9)	6.6	37.7	nm	(43.5)	nm
Corporate & other(e)	(120.2)		(91.9)	(90.8)	(28.3)	31%	(1.1)	1%

Total	$(211.2	) $	(67.9)	$(419.6)	$(143.3)	211%	$351.7	84%

(a)
Segment earnings (loss) for 2003 include only 11 months of operating and financial results for the mines acquired in the TVX/Echo Bay transaction.

(b)
"nm" refers to not meaningful.

(c)
The acquisition of Paracatu was completed on December 31, 2004. Therefore, the Company's 49% proportionate share of Paracatu's operating results have been included for the years ended December 31, 2004 and 2003.

(d)
Other operations include Kettle River, Refugio, Kubaka and Gurupi. Segment earnings for 2003 included the Company's portion of Kubaka's financial results (54.7% until February 28, 2003, and 100% thereafter).

(e)
Corporate and other includes, among other assets, New Britannia, Lupin and Aquarius.

Results of Operations

Fort Knox (100% ownership and operator) — USA

				2005 vs 2004			2004 vs 2003
	2005	2004	2003	Change $	Change %		Change $	Change %
Operating Statistics
Tonnes ore mined (000's)	12,683	10,927	12,739	1,756	16%		(1,812)	(14%	)
Tonnes processed (000's)	13,050	13,239	13,685	(189)	(1%	)	(446)	(3%	)
Grade (grams/tonne)	0.90	0.94	1.07	(0.04)	(4%	)	(0.13)	(12%	)
Recovery (%)	86.9%	84.2%	83.1%	2.7%	3%		1.1%	1%
Gold equivalent ounces
Produced	329,320	338,334	391,831	(9,014)	(3%	)	(53,497)	(14%	)
Sold	320,771	351,738	370,152	(30,967)	(9%	)	(18,414)	(5%	)
Financial Data (in US$ millions)
Revenues	$143.1	$143.9	$136.3	$(0.8)	(1%	)	$7.6	6%
Cost of sales	88.1	89.2	90.3	(1.1)	(1%	)	(1.1)	(1%	)
Accretion and reclamation expense	1.1	1.3	0.6	(0.2)	(15%	)	0.7	117%
Depreciation, depletion and amortization	34.8	35.9	36.0	(1.1)	(3%	)	(0.1)	(0%	)

	19.1	17.5	9.4	1.6	9%		8.1	86%
Exploration	0.6	0.6	2.4	—	0%		(1.8)	(75%	)
Impairment charge	141.8	—	—	141.8	nm		—	nm
Other	0.8	0.3	—	0.5	167%		0.3	nm

Segment earnings (loss)	$(124.1)	$16.6	$7.0	$(140.7)	nm		$9.6	137%

        The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska, in 1998. The Fort Knox operation consists of the Fort Knox open pit and the True North open pit located approximately 15 kilometres northwest of Fort Knox.

        2005 vs. 2004    Production of gold equivalent ounces decreased by 3% due to lower grade and mill throughput, which was partially offset by a higher recovery. The lower grade in 2005 was the result of the suspension of production at the True North deposit in 2004. The lower mill throughput was the result of processing the harder Fort Knox ore compared with the blended ore from True North and Fort Knox for much of the prior year. Despite selling 9% fewer gold equivalent ounces in 2005, revenues remained largely unchanged, due to a higher realized gold price. The decrease in cost of sales reflects lower gold ounces sold. The cost of sales, on a per ounce basis, increased as a result of higher energy costs, partially offset by improved cost efficiencies as a result of the continuous improvement program. In 2005, the Company recorded a $141.8 million impairment charge against the mine. During the year, a strategic review was conducted on the operation. The review was done in light of higher electricity and fuel costs, the metallurgical performance at True North and slope stability issues at the southwest wall of the pit. As a result of the review, the True North and Gil deposits were reclassified from reserves to resources, the Company decided to withdraw from the Ryan Lode project, which had been included in reserves, and design changes were made to the Fort Knox pit. The impairment is discussed further under "Impairment of Goodwill, Property, Plant and Equipment, and Investments". Depreciation expense was similar despite a 9% decrease in ounces being sold. This is due to capital expenditures that have increased assets subject to depreciation. Production for 2006 is forecast to be lower than 2005, with improved recovery rates expected to be offset by lower grades.

        2004 vs. 2003    Gold equivalent ounces produced declined by 14% as a result of the decision to defer production from the higher grade True North deposit until the second half of 2004, which resulted in lower ore grade and fewer tonnes of ore processed. The decrease in ore milled in 2004 was also the result of harder ore from the Fort Knox pit being processed through the mill for the first six months, compared with the blended ore from True North and Fort Knox for the full year in 2003. Revenue increased by 6% due to higher realized gold prices, despite fewer ounces being sold. The slight decrease in operating costs reflects the suspension of mining at True North for the latter half of 2004. This was partially offset by higher reagent costs and higher labour costs, as increased manpower was required to operate larger capacity mining equipment that was added to the fleet.

Paracatu (100% ownership and operator) — Brazil

				2005 vs 2004			2004 vs 2003
	2005	2004(a)	2003(b)	Change	Change %		Change	Change %
Operating Statistics
Tonnes ore mined (000's)(c)	17,157	17,281	17,263	(124)	(1%	)	18	0%
Tonnes processed (000's)(c)	16,945	17,342	16,891	(397)	(2%	)	451	3%
Grade (grams/tonne)	0.42	0.44	0.40	(0.02)	(5%	)	0.04	10%
Recovery (%)	78.2%	76.8%	76.8%	1.4%	2%		0.0%	0%
Gold equivalent ounces
Produced	180,522	92,356	91,176	88,166	95%		1,180	1%
Sold	177,806	93,279	88,561	84,527	91%		4,718	5%
Financial data (in US$ millions)
Revenues	$79.0	$38.2	$32.0	$40.8	107%		$6.2	19%
Cost of sales	50.0	20.6	18.0	29.4	143%		2.6	14%
Accretion and reclamation expense	0.7	0.5	0.5	0.2	40%		—	0%
Depreciation, depletion and amortization	17.0	9.5	9.8	7.5	79%		(0.3)	(3%	)

	11.3	7.6	3.7	3.7	49%		3.9	105%
Exploration	5.2	—	—	5.2	nm		—	nm
Impairment charge	—	2.1	99.4	(2.1)	(100%	)	(97.3)	(98%	)
Other	0.7	2.6	1.1	(1.9)	(73%	)	1.5	136%

Segment earnings (loss)	$5.4	$2.9	$(96.8)	$2.5	86%		$99.7	nm

(a)
2004 and 2003 results reflect 49% ownership. The Company acquired the remaining 51% and became the mine operator on December 31, 2004.

(b)
2003 results are for the 11 months from February through December only.

(c)
Tonnes mined/processed represent 100% of mine production.

        The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, in the acquisition of TVX on January 31, 2003. On December 31, 2004, the Company completed the purchase of the remaining 51% of Paracatu from Rio Tinto.

        2005 vs. 2004    Gold equivalent production attributable to Kinross' account increased by 95% between 2004 and 2005. The increase was due to the increase in Kinross' ownership of Paracatu from 49% in 2004 to 100% in 2005. On a 100% basis, gold equivalent production decreased by 4% year-over-year. The decrease was due to lower grade ore and the processing of fewer tonnes, partially offset by a higher recovery rate. Revenue increased by 107%, or approximately 1% on a 100% basis. Revenue, on 100% basis, increased despite fewer ounces being sold as a result of a higher realized gold price. Cost of sales during 2005 increased by 19% against 2004, on a 100% basis. The increase was due to increased energy and consumable costs, and an appreciation of the Brazilian real against the U.S. dollar, year-over-year, of approximately 20%. Depreciation decreased in 2005 by 12% against 2004, on a 100% basis, due to increases in the mine's reserves. Gold equivalent production in 2006 is expected to increase slightly from 2005 due to more tonnes being processed and a marginally higher recovery rate.

        2004 vs. 2003    Gold equivalent production was slightly higher despite 12 months of production versus 11 months in the previous year. On a full year basis, the production was actually lower, which resulted primarily from lower tonnes processed. Grade was approximately 10% higher, while recovery rates were similar in both periods. Revenue increased by 19% due to a 5% increase in ounces sold and higher realized gold prices. Higher costs were the result of higher power prices, increased contracted service costs and a strengthening of the Brazilian real against the U.S. dollar of approximately 5%. As a result of additional reserve ounces, depreciation expense was 3% lower year-over-year, despite an increase in the number of ounces sold.

Round Mountain (50% ownership and operator) — USA

				2005 vs 2004			2004 vs 2003
	2005	2004	2003(a)	Change	Change %		Change	Change %
Operating Statistics
Tonnes ore mined (000's)(b)	29,002	35,820	39,824	(6,818)	(19%	)	(4,004)	(10%	)
Tonnes processed (000's)(b)	61,696	67,065	52,636	(5,369)	(8%	)	14,429	27%
Grade (grams/tonne)	0.64	0.55	0.61	0.09	16%		(0.06)	(10%	)
Gold equivalent ounces
Produced	373,947	387,785	364,271	(13,838)	(4%	)	23,514	6%
Sold	367,581	375,421	363,273	(7,840)	(2%	)	12,148	3%
Financial Data (in US$ millions)
Revenues	$164.0	$154.1	$131.9	$9.9	6%		$22.2	17%
Cost of sales	93.7	82.3	74.9	11.4	14%		7.4	10%
Accretion and reclamation expense	1.8	1.9	1.6	(0.1)	(5%	)	0.3	19%
Depreciation, depletion and amortization	39.5	43.3	45.0	(3.8)	(9%	)	(1.7)	(4%	)

	29.0	26.6	10.4	2.4	9%		16.2	156%
Exploration	2.4	0.8	2.1	1.6	200%		(1.3)	(62%	)
Impairment charge	—	—	89.9	—	nm		(89.9)	nm

Segment earnings (loss)	$26.6	$25.8	$(81.6)	$0.8	3%		$107.4	nm

(a)
2003 results are for the 11 months from February through December only.

(b)
Tonnes mined/processed represent 100% of mine production.

(c)
Due to the nature of heap leach operations recovery rates cannot be accurately measured on an annual basis.

        The Company acquired its ownership interest in the Round Mountain open pit mine, located in Nye County, Nevada, in the acquisition of Echo Bay on January 31, 2003.

        2005 vs. 2004    Production was 4% lower in 2005 than in the prior year due to fewer tonnes delivered to the dedicated pads at a lower grade. Tonnes processed were lower during the year due to pit phasing and pit slope failures. Despite fewer ounces being sold, revenues were up by 6% as a result of higher realized gold prices. Cost of sales increased by 14% due to increased commodity related costs, higher costs on replacement parts, increased contractor costs on equipment maintenance and higher royalties and taxes due to a stronger gold price. Depreciation expense was 10% lower year-over-year due to fewer ounces being sold and the addition of reserve ounces. Production in 2006 is expected to be approximately 10% lower than in 2005. Expenditures on a new layback program began in 2005 in order to expand the pit. Ore from this layback is expected to benefit production in late 2006.

        2004 vs. 2003    Revenue increased by 17% due to higher realized gold prices and an increase in gold equivalent ounces produced and sold. The increase in production and operating costs in 2004 was due to the inclusion of only 11 months of operations in 2003. Production and costs were also affected by the failure of an electrical transformer in the second half of 2003. As a result, the focus shifted to accelerating ore placement on the leach pads, to help offset milling and crushing limitations due to power constraints. Depreciation expense was 4% lower year-over-year, despite an increase in the number of ounces sold as a result of additional reserve ounces.

Porcupine (49% interest; Placer Dome(7) 51% and operator) — Canada

				2005 vs 2004			2004 vs 2003
	2005	2004	2003	Change	Change %		Change	Change %
Operating Statistics
Tonnes ore mined (000's)(a)	5,443	13,752	7,146	(8,309)	(60%	)	6,606	92%
Tonnes processed (000's)(a)	4,266	3,995	4,705	271	7%		(710)	(15%	)
Grade (grams/tonne)	2.95	3.35	3.73	(0.40)	(12%	)	(0.38)	(10%	)
Recovery (%)	92.6%	91.8%	92.4%	0.8%	1%		(0.6% )	(1%	)
Gold equivalent ounces
Produced	183,976	193,799	223,960	(9,823)	(5%	)	(30,161)	(13%	)
Sold	179,585	191,296	225,001	(11,711)	(6%	)	(33,705)	(15%	)
Financial Data (in US$ millions)
Revenues	$80.8	$78.8	$83.0	$2.0	3%		$(4.2)	(5%	)
Cost of sales	50.7	44.4	48.9	6.3	14%		(4.5)	(9%	)
Accretion and reclamation expense	11.8	2.3	2.3	9.5	413%		—	0%
Depreciation, depletion and amortization	14.8	22.7	24.9	(7.9)	(35%	)	(2.2)	(9%	)

	3.5	9.4	6.9	(5.9)	(63%	)	2.5	36%
Exploration	3.5	3.2	2.5	0.3	9%		0.7	28%
Other	0.9	0.5	2.9	0.4	80%		(2.4)	(83%	)

Segment earnings (loss)	$(0.9)	$5.7	$1.5	$(6.6)	nm		$4.2	280%

(a)
Tonnes mined/processed represent 100% of mine production.

        On July 1, 2002, the Company formed the Porcupine Joint Venture with a wholly owned subsidiary of Placer Dome Inc. ("Placer Dome"). The formation of the joint venture combined the two companies' gold mining operations in the Porcupine district of Timmins, Ontario. The ownership of this unincorporated joint venture is 51% Placer Dome and 49% Kinross. In early 2006, Placer Dome was acquired by Barrick Gold Corporation.

        2005 vs. 2004    Gold production in 2005 was 5% lower than 2004. Production was positively impacted by higher recoveries and increased mill throughput; however, this was offset by lower grade. Mill throughput was higher as a result of a mill expansion undertaken to ensure the harder ores originating from the Pamour pit could be processed through the Dome mill. Feed grade was lower due to localized highwall instability in the Dome pit, no production from the Dome underground mine and the commencement of mining at the Pamour pit which has a lower average grade than the Dome pit. Revenue increased by 3% despite a 6% drop in ounces sold as a result of higher realized gold prices. Operating costs were also up despite selling fewer ounces due to higher energy and commodity costs, and a 7% increase in value of the Canadian dollar against the U.S. dollar year-over-year. Increases during the year in the Company's portion of the estimated reclamation and remediation liability relating to areas of the joint venture no longer in production were expensed in the current year and have been included as part of accretion and reclamation expense. Depreciation expense decreased by 35% due to a 6% drop in ounces sold and a larger reserve base in 2005. Due to lower grades from the Pamour pit, production for 2006 is expected to be lower than 2005.

        2004 vs. 2003    Revenue was down in 2004 due to fewer ounces being produced and sold, which was partially offset by higher gold prices. Production in 2004, as compared with 2003, was lower due to lower grade and fewer tonnes processed resulting from the planned closure of the Dome underground in late May 2004. Mining continued at the Dome open pit and Hoyle Pond underground mines. Costs, on a per ounce basis, were higher due to lower production, rising operating costs and a stronger Canadian dollar. Depreciation expense was down by 9%, largely due to the decrease in the number of ounces sold year-over-year.

(7)
In early 2006, Placer Dome was acquired by Barrick Gold Corporation.

La Coipa (50% ownership; Placer Dome(8) 50% and operator) — Chile

				2005 vs 2004			2004 vs 2003
	2005	2004	2003(a)	Change	Change %		Change	Change %
Operating Statistics
Tonnes ore mined (000's)(b)	3,450	3,769	4,257	(319)	(8%	)	(488)	(11%	)
Tonnes processed (000's)(b)	6,496	6,562	5,928	(66)	(1%	)	634	11%
Grade (grams/tonne)
— Gold	1.01	1.10	1.20	(0.09)	(8%	)	(0.10)	(8%	)
— Silver	45.07	60.83	65.00	(15.76)	(26%	)	(4.17)	(6%	)
Recovery (%)
— Gold	80.5%	81.2%	83.5%	(0.7% )	(1%	)	(2.3% )	(3%	)
— Silver	54.0%	57.5%	60.7%	(3.5% )	(6%	)	(3.2% )	(5%	)
Gold equivalent ounces
Produced	125,991	150,887	144,125	(24,896)	(16%	)	6,762	5%
Sold	131,051	149,785	138,733	(18,734)	(13%	)	11,052	8%
Silver ounces produced (000's)	2,547	3,693	3,794	(1,146)	(31%	)	(101)	(3%	)
Financial Data (in US$ millions)
Revenues	$60.3	$59.0	$51.5	$1.3	2%		$7.5	15%
Cost of sales	45.4	39.7	34.4	5.7	14%		5.3	15%
Accretion and reclamation expense	0.4	0.4	0.3	—	0%		0.1	33%
Depreciation, depletion and amortization	15.8	16.8	17.9	(1.0)	(6%	)	(1.1)	(6%	)

	(1.3)	2.1	(1.1)	(3.4)	nm		3.2	nm
Exploration	1.1	0.5	0.9	0.6	120%		(0.4)	(44%	)
Impairment charge	—	—	68.8	—	nm		(68.8)	(100%	)
Other	—	0.7	—	(0.7)	(100%	)	0.7	nm

Segment earnings (loss)	$(2.4)	$0.9	$(70.8)	$(3.3)	nm		$71.7	nm

(a)
2003 results are for the 11 months from February through December only.

(b)
Tonnes mined/processed represent 100% of mine production.

        The Company acquired its ownership interest in the La Coipa open pit mine in the acquisition of TVX on January 31, 2003.

        2005 vs. 2004    Tonnes mined and milled, along with grade and recoveries were lower than 2004 due to changes in the mine plan caused by pit slope failures during the year. As a result, production was down 16% to 125,991 gold equivalent ounces from 150,887 equivalent ounces in 2004. Geotechnical studies are being conducted in order to assess the current situation. While gold equivalent ounces sold were 13% lower in 2005, due to lower production, a higher realized gold price resulted in a 2% increase in revenue. Operating costs were 14% higher year-over-year despite fewer ounces being sold. The increase was due to higher stripping costs, increased cost for power, fuel and other consumables, in addition to the strengthening of the Chilean peso, against the U.S. dollar, of approximately 9% year-over-year. Depreciation expense was 6% lower, largely due to fewer ounces being sold. There was no significant change during the year to the average ratio for conversion of silver into equivalent gold ounces. Production at La Coipa in 2006 is now expected to be higher than 2005, with an increase in the tonnes of ore processed partially offset by lower grade and recovery rates.

        2004 vs. 2003    As budgeted, tonnes mined during the year were lower than 2003 due to an increase in the stripping required. Gold equivalent production was higher in 2004 due to the inclusion of only 11 months of production in 2003. On a full year basis, production was 4% lower due to lower grade and recovery rates, while tonnes processed were similar. Revenue increased as a result of higher realized gold prices and more ounces sold. Depreciation expense was lower, despite increased production as a result of an increased reserve base.

(8)
In early 2006, Placer Dome was acquired by Barrick Gold Corporation.

Crixás (50% ownership; AngloGold Ashanti 50% and operator) — Brazil

				2005 vs 2004			2004 vs 2003
	2005	2004	2003(a)	Change	Change %		Change	Change %
Operating Statistics
Tonnes ore mined (000's)(b)	755	746	684	9	1%		62	9%
Tonnes processed (000's)(b)	755	746	684	9	1%		62	9%
Grade (grams/tonne)	8.32	8.18	8.24	0.14	2%		(0.06)	(1%	)
Recovery — Gold (%)	95.2%	95.4%	95.7%	(0.2% )	0%		(0.3% )	0%
Gold equivalent ounces
Produced	96,212	93,540	86,698	2,672	3%		6,842	8%
Sold	93,309	93,265	87,665	44	0%		5,600	6%
Financial Data (in US$ millions)
Revenues	$41.5	$38.2	$31.9	$3.3	9%		$6.3	20%
Cost of sales	14.1	12.2	10.3	1.9	16%		1.9	18%
Accretion and reclamation expense	0.1	0.1	0.1	—	0%		—	0%
Depreciation, depletion and amortization	12.3	12.8	12.3	(0.5)	(4%	)	0.5	4%

	15.0	13.1	9.2	1.9	15%		3.9	42%
Exploration	0.3	0.3	0.5	—	0%		(0.2)	(40%	)
Impairment charge	3.4	—	42.5	3.4	nm		(42.5)	(100%	)

Segment earnings (loss)	$11.3	$12.8	$(33.8)	$(1.5)	(12%	)	$46.6	nm

(a)
2003 results are for the 11 months from February through December only.

(b)
Tonnes mined/processed represent 100% of mine production.

        The Company acquired its ownership interest in the Crixás underground mine, located in the State of Goais, in the acquisition of TVX on January 31, 2003.

        2005 vs. 2004    Gold production was 3% higher in 2005, compared with 2004, due to higher grade and increased mill throughput. Revenue increased by 9% as a result of a higher realized gold price. Costs of sales increased year-over-year by 16% due to the appreciation of the Brazilian real against the U.S. dollar, and higher energy, service and consumable costs. The average exchange rate of the Brazilian real against the U.S. dollar increased, year-over-year, by approximately 20%. Production for 2006 is expected to be similar to 2005, with lower grade being offset by an increased in the number of tonnes processed.

        2004 vs. 2003    Revenue was 20% higher due to higher realized gold prices and increased production. Gold equivalent production was higher in 2004 due to the inclusion of only 11 months of production in 2003. On a full year basis, production was slightly lower. While grade and recovery rates were similar, operating costs increased due to higher labour and power costs and an approximate 5% appreciation of the Brazilian real against the U.S. dollar. Depreciation expense increased by 4%, largely due to the 6% increase in the number of ounces sold.

Musselwhite (31.93% ownership; Placer Dome(9) 68.07% and operator) — Canada

				2005 vs 2004			2004 vs 2003
	2005	2004	2003(a)	Change	Change %		Change	Change %
Operating Statistics
Tonnes ore mined (000's)(b)	1,390	2,340	1,229	(950)	(41%	)	1,111	90%
Tonnes processed (000's)(b)	1,477	1,459	1,229	18	1%		230	19%
Grade (grams/tonne)	5.46	5.30	5.40	0.16	3%		(0.10)	(2%	)
Recovery (%)	95.0%	95.8%	95.5%	(0.8% )	(1%	)	0.3%	0%
Gold equivalent ounces
Produced	79,916	76,640	64,978	3,276	4%		11,662	18%
Sold	79,919	78,430	61,333	1,489	2%		17,097	28%
Financial Data (in US$ millions)
Revenues	$34.9	$32.1	$22.5	$2.8	9%		$9.6	43%
Cost of sales	26.4	21.1	15.9	5.3	25%		5.2	33%
Accretion and reclamation expense	0.1	0.1	0.1	—	0%		—	0%
Depreciation, depletion and amortization	12.5	12.5	11.2	—	0%		1.3	12%

	(4.1)	(1.6)	(4.7)	(2.5)	(156%	)	3.1	66%
Exploration	1.6	2.0	2.1	(0.4)	(20%	)	(0.1)	(5%	)
Impairment charge	2.0	—	53.9	2.0	nm		(53.9)	(100%	)
Other	—	0.2	0.2	(0.2)	(100%	)	—	0%

Segment loss	$(7.7)	$(3.8)	$(60.9)	$(3.9)	(103%	)	$57.1	94%

(a)
2003 results are for the 11 months from February through December only.

(b)
Tonnes mined/processed represent 100% of mine production.

        The Company acquired its 31.9% ownership interest in the Musselwhite underground mine, located in northwestern Ontario, Canada, in the acquisition of TVX on January 31, 2003.

        2005 vs. 2004    Gold equivalent production increased by 4% in 2005 due to a 3% increase in grade year-over-year and an increase in tonnes processed. The increased grade was the result of increased tonnage from underground sources which replaced low grade stockpile feed. Revenue from metal sales increased by 9% due to a higher realized gold price and a 2% increase in the number of ounces sold. Cost of sales increased 25% due to the increased tonnage from higher-cost underground ore, increased underground development costs and higher energy and commodity costs. Cost of sales was also negatively impacted by a 7% appreciation of the Canadian dollar against the U.S. dollar year-over-year. Production in 2006 is expected to be approximately 4% lower due to lower grade ore.

        2004 vs. 2003    Gold equivalent production increased by 18% in 2004 due to the inclusion of only 11 months in 2003, but also due to more ore being processed (increased by 19%), as a result of improved equipment utilization. With the increased production along with higher realized gold prices, revenue increased year-over-year by 43%. Operating costs were up 33% during the year as a result of increased mining activity along with increased labour and consumable costs, and a stronger Canadian dollar. Despite a 28% increase in ounces sold, depreciation expense increased only 12% due to additions to the mine's reserve base.

Other Operating Segments

Kubaka (98.1% ownership and operator) — Russia

        Kinross acquired a 54.7% interest in the Kubaka open pit mine, located in the Magadan Oblast in far eastern Russia, in three transactions in 1998 and 1999. On February 28, 2003, the Company completed a step-up transaction to bring its ownership interest to the current 98.1%. Consideration for this further interest was $44.7 million.

(9)
In early 2006, Placer Dome was acquired by Barrick Gold Corporation.

        All mining activity at Kubaka underground and Birkachan was completed by June 2005, with only stockpiles processed in the second half of the year. Gold equivalent production increased by 13% in 2005 to 140,195 ounces. The increase was due to a 10% increase in mill throughput and 7% increase in grades. The change in mill throughput was largely the result of an 8-week scheduled shutdown in 2004. Revenue from metal sales increased by 27% due to more ounces being sold and a higher realized gold price. Costs of sales increased due to more tonnes processed and an increase in the number of ounces sold. Depreciation, depletion and amortization was up by 39% as the remaining unamortized development costs and property, plant and equipment was fully depreciated over the production during the year, following the decision to close the mine.

        While there is no specific development plans for the Kubaka mine, there are still areas of interest that management will continue to evaluate. Closure of the mine is expected to take place largely during 2006.

Kettle River (100% ownership and operator) — USA

        Kinross acquired Kettle River, located in the state of Washington, in the acquisition of Echo Bay on January 31, 2003. At the time of acquisition the mine was shutdown. The Company recommenced operations in December 2003. During 2005, gold equivalent production was 68,146 ounces, which was 30% lower than the 96,789 ounces produced in 2004. The drop in production was expected in 2005 due to fewer tonnes being mined and milled, as mining at Emanuel Creek was completed in November and the mill temporarily shutdown. Grade and recovery rates were also lower in 2005, compared with 2004. With the mine on care and maintenance beginning in November 2005, the remaining staff focused on the permitting and engineering of the Buckhorn mine. Production is expected to commence from the Buckhorn mine once the acquisition of Crown Resources and permitting is completed. During 2005, accretion and reclamation expense of $6.1 million was recorded as a result of an increase to the estimated reclamation and remediation liability relating to the operation.

Refugio (50% ownership and operator) — Chile

        Kinross acquired its 50% interest in the Refugio open pit mine, located 120 kilometres northeast of Copiapo, Chile in 1998. In 2001, due to low gold prices and operational difficulties, mining activities were suspended and the operation was placed on care and maintenance. In late 2002, a multi-phase exploration program commenced and in 2003 it was determined that the mine would be recommissioned.

        The mine went into commercial production in the fourth quarter of 2005 and achieved its average targeted production rate of 40,000 tonnes per day in November 2005. During the twelve months ended December 31, 2005, the mine processed 5.8 million tonnes of ore with an average grade of 0.83 grams per tonne and a recovery rate of 67%, to produce 30,580 ounces of gold to Kinross' account. The recommissioned mine is capable of producing approximately 115,000 to 130,000 ounces annually to Kinross' account and is forecast to produce 124,000 ounces to the Company's account in 2006.

Exploration and Business Development Expense

					2005 vs 2004		2004 vs 2003
	2006 Forecast	2005	2004	2003	Change $	Change %	Change $	Change %
	(in US$ millions)
Exploration and business development	$30.7	$26.6	$20.4	$24.3	$6.2	30%	$(3.9)	(16%	)

        2005    Exploration expenditures in 2005 focused primarily on mine exploration. The two highest priorities were the resource expansion project at Paracatu and the pit expansion at Round Mountain. During 2005, the Company spent $5.2 million at Paracatu, while $2.4 million was spent at Round Mountain. Exploration expenditures at the other Company operated mines included $2.3 million at Kubaka, $0.6 million at Fort Knox and $0.4 million at Kettle River. The Company's share of exploration expenditures at non-operated joint venture properties included $3.5 million at Porcupine, $1.6 million at Musselwhite, $1.1 million at La Coipa and $0.3 million at Crixás.

        Exploration and business development expenses in 2006 are forecast to be, in aggregate, $30.7 million, an increase of $4.1 million over 2005 levels, with a focus on minesite exploration.

        2004    The focus of the Company's exploration program was to replace and increase reserves at existing mines and increase reserves at its development projects. Exploration expenditures at mines the Company operates totaled $14.4 million. This included $2.2 million at Kettle River, $0.6 million at Fort Knox, $0.8 million at Round Mountain and $0.4 million at Kubaka. The Company's share of exploration expenditures at joint venture properties operated by others included $3.2 million at Porcupine, $2.0 million at Musselwhite, $0.5 million at La Coipa and $0.3 million at Crixás.

        2003    Exploration activities were focused principally at and around existing operating mines and at Kettle River and Refugio. During 2003, the Company spent $11.3 million on exploration at mines it operates including $2.7 million at Kettle River, $2.4 million at Fort Knox, $2.1 million at Round Mountain and $1.3 million in the Kubaka area. At the Company's joint venture properties operated by others, the Company's portion of exploration expenditures in 2003 totaled $6.0 million, including $2.5 million at Porcupine and $2.1 million at Musselwhite. Other exploration expenses totaled $3.8 million, of which $1.4 million was spent at Refugio.

General and Administrative

				2005 vs 2004		2004 vs 2003
	2005	2004	2003	Change $	Change %	Change $	Change %
	(in US$ millions)
General and administrative	$45.3	$36.4	$25.0	$8.9	24%	$11.4	46%

        General and administrative costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. General and administrative costs include the costs incurred at corporate offices located in Toronto, Reno and Brasilia.

        General and administrative costs have increased from $25.0 million in 2003 to $45.3 million in 2005, an increase of 81%. The increase was the result of a number of factors:

  •
  Severance and related personnel costs increased significantly in 2004 and 2005.

  •
  Legal and insurance costs have increased.

  •
  During 2004 and 2005, costs were incurred related to the regulatory review of the Company's accounting for goodwill. In addition, since 2003, costs related to regulatory requirements have increased.

  •
  In 2004, the Company began recording all stock-based compensation as an expense, which totaled $4.9 million and $2.9 million in 2005 and 2004, respectively.

  •
  As a large portion of the Company's general and administrative expense is incurred in Canadian dollars, the weakening U.S. dollar has had an impact on general and administrative expense. The average exchange rate of the U.S. dollar against the Canadian dollar decreased by 8% between 2003 and 2004 and a further 7% between 2004 and 2005.

Impairment of Goodwill, Property, Plant and Equipment and Investments

Goodwill

        Goodwill is not amortized; however, the Company evaluates, on at least an annual basis, its carrying value. An impairment test is required if the carrying amount of the reporting unit exceeds the sum of the undiscounted cash flows expected to result from the use and any residual value of the units. If it is determined that goodwill needs to be tested for impairment, an analysis is performed that compares the fair value of the reporting units against their carrying value. Goodwill is discussed further in the "The Carrying Value of Goodwill" in the Critical Accounting Policies and Estimates section below. During 2005, goodwill impairments totaling $8.7 million were recorded. The impairments related to Musselwhite ($2.0 million) and the Aquarius property ($6.7 million). The goodwill impairment relating to Musselwhile was the result of a reduction in the future value (future potential) ascribed to the property by management. The goodwill impairment at Aquarius followed management's decision to dispose of the property. Goodwill impairment charges of

$12.4 million and $394.4 million were recorded in 2004 and 2003, respectively. A breakdown of the impairment charges to goodwill is as follows:

	2005	2004	2003
	(in US$ millions)
Goodwill
Gurupi property — exploration project	$—	$12.4	$26.2
Paracatu	—	—	99.4
Crixás	—	—	42.5
La Coipa	—	—	65.9
Round Mountain	—	—	87.2
Musselwhite	2.0	—	53.9
Aquarius	6.7	—	19.3

Total	$8.7	$12.4	$394.4

Property, Plant and Equipment and Investments

        The following is a breakdown of the impairments recorded against the Company's property, plant and equipment and investments for the three years ended December 31, 2005:

	2005	2004	2003
	(in US$ millions)
Property, plant and equipment
Kubaka	$—	$25.1	$—
Gurupi property — exploration project	—	5.0	—
Paracatu	—	2.1	—
Fort Knox	141.8	—	—
Round Mountain	—	—	2.7
La Coipa	—	—	2.9
Lupin	—	7.9	4.4
New Britannia	—	1.3	—
Aquarius — exploration project	30.1	—	—
Norseman property — exploration project	—	3.5	—
E-Crete — aerated concrete producer	—	—	5.2
Reclamation projects	—	1.2	—

	171.9	46.1	15.2

Investments
Loan receivable from joint venture partner	—	—	1.2
Crixás' taxes receivable	3.4	—	—
Marketable securities and long-term investments	0.7	1.4	0.7

	4.1	1.4	1.9

	$176.0	$47.5	$17.1

        The impairment test of long lived assets is a test of recoverability. The carrying value of property, plant and equipment is discussed further in the "The Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other" in the Critical Accounting Policies and Estimates section below. In conducting the impairment analysis for 2005, the Company utilized the same methodology as 2004 and 2003, using nominal prices and cost assumptions, reflecting inflation and currency impacts. The valuation was conducted by an independent valuator. The gold price assumptions were based on a forecast from an independent external research firm, as well as other external market data.

        In the fourth quarter of 2005, an impairment charge of $141.8 million was recorded at Fort Knox. During the year a strategic review was conducted on the Fort Knox operation. The review was done in light of higher electricity and fuel costs, the metallurgical performance at True North and slope stability issues at the southwest wall of the pit. As a result of the review, the True North and Gil deposits were reclassified from reserves to resources, the Company decided to withdraw from the Ryan Lode project, which previously had been included in reserves, and design changes to the Fort Knox pit were made. All these changes contributed to the write-down.

        The strategic review determined that at a gold price of $450 per ounce it would be profitable to include the resources in the Fort Knox life of mine plan, to be mined after the depletion of the initial pit and partially through heap leach. The heap leach is presently being tested with favourable result.

        In the fourth quarter of 2005, following the determination that a tax receivable was unrecoverable at the Crixás mine, an impairment charge of $3.4 million was recorded. During the third quarter of 2005, following the Company's decision to dispose of the Aquarius exploration property, an impairment charge of $30.1 million was recorded against property, plant and equipment (along with $6.7 million against goodwill).

        In 2004, impairment losses of $46.1 million were recorded against the carrying value of long-lived assets at various operations, along with an impairment loss of $1.4 million recorded against investments for a total of $47.5 million. An impairment loss of $25.1 million was recorded at the Company's Kubaka operation following the decision not to proceed with the development of the Tsokol vein located near the Kubaka mill. At Lupin, a charge of $7.9 million was recorded, as the mine was scheduled for reclamation in 2005. An impairment charge of $5.0 million was recorded at Gurupi on its long-lived assets, in addition to the impairment loss against goodwill. An impairment loss of $3.5 million was recorded against the carrying value of the Norseman property in Australia, as the decision was made by the Company to dispose of the property. Impairment losses were also recorded at Paracatu ($2.1 million), New Britannia ($1.3 million) and the Delamar reclamation property ($1.2 million).

        For the year ended December 31, 2003, following a comprehensive review of its properties, Kinross determined that the fair value of Round Mountain, La Coipa, Lupin and E-Crete, a producer of aerated concrete located in Phoenix, Arizona, was less than net book value. Accordingly, Kinross recorded a $15.2 million impairment charge in relation to these properties. In addition, Kinross recorded an impairment to investments of $1.9 million.

        For segment reporting purposes, New Britannia, Lupin, E-Crete, the Aquarius exploration property and the Norseman exploration property are included in Corporate and other, while Kubaka is classified as part of Other operations.

Gain on Disposal of Assets

        During 2005, as part of Kinross' strategic review, the Company disposed of certain assets considered to be non-core. In 2005, Kinross realized a net gain on the disposal of assets totaling $6.0 million, of which $4.7 million related to the sale of a portion of its interest in Kinross Forrest Ltd. The investment in Kinross Forrest Ltd. is discussed further under "Related Party Transactions". Kinross also sold its position in Cumberland Resources Ltd. and various other equity holdings. The Company realized a net gain on the disposals of assets of $1.7 million and $29.5 million in 2004 and 2003, respectively. The gains were largely on the sale of investments in junior mining companies.

Other Expense — Net

				2005 vs 2004			2004 vs 2003
	2005	2004	2003	Change $	Change %		Change $	Change %
	(in US$ millions)
Interest and other income	$7.0	$9.1	$12.3	$(2.1)	(23%	)	$(3.2)	(26%	)
Non-hedge derivative gain (loss)	(3.2)	3.1	0.4	(6.3)	nm		2.7	675%
Interest expense on long-term liabilities	(6.8)	(5.1)	(11.6)	(1.7)	(33%	)	6.5	56%
Foreign exchange loss	(14.0)	(13.3)	(34.0)	(0.7)	(5%	)	20.7	61%
Loss on redemption of convertible debentures	—	—	(16.6)	—	0%		16.6	100%

Other expense — net	$(17.0)	$(6.2)	$(49.5)	$(10.8)	(174%	)	$43.3	87%

        Other expense was $17.0 million in 2005, compared with $6.2 million in 2004 and $49.5 million in 2003. Interest income was lower in 2005 due to lower average cash balances throughout the year. A foreign exchange loss of $14.0 million was recorded in 2005, compared with a loss of $13.3 million in 2004 and $34.0 million in 2003. The loss on foreign exchange was largely the result of the impact of strengthening foreign currencies on net monetary liabilities in the Company's non-U.S. operations. Interest expense increased in 2005, compared with the prior two years, as the Company's debt has increased. During 2005, the Company capitalized interest totaling $1.8 million relating to capital expenditures at Fort Knox, the Porcupine Joint Venture, Refugio and Round Mountain. Interest and other income is expected to be lower in 2006 due to significantly lower cash balances, while interest expense is expected to increase as a result of higher debt levels and rising interest rates.

        Kinross maintains a no-hedging policy on gold revenues. However, the Company does, from time to time, generate premiums through the sale of gold call options. Non-hedge derivative gains and losses relate to the mark-to-market movement on these gold call options. During 2005, the liability on call options sold increased by $3.2 million. At December 31, 2005, the Company has 255,000 ounces of sold call options outstanding at an average strike price of $522 per ounce, which had an unrealized loss of $6.2 million. Gains or losses on mark-to-market adjustments are reflected in the period incurred.

Income and Mining Tax Expense

        Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile and Russia. The Company recorded recoveries of $12.9 million and $11.5 million and a provision of $4.1 million for income and mining taxes in 2005, 2004 and 2003 on losses before tax and other items of $228.2 million, $74.1 million and $469.1 million, respectively. Kinross' combined federal and provincial statutory tax rate was 34% for 2005 and 39% for both 2004 and 2003. There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. A reconciliation of the Company's statutory rate to the actual provision is provided in Note 17 to the consolidated financial statements.

        Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will continue to fluctuate in future periods.

Related Party Transactions

        During 2004, the Company entered into a shareholders' agreement providing for the incorporation of Kinross Forrest Ltd. ("KF Ltd."). KF Ltd. is incorporated under the laws of the Territory of the British Virgin Islands and is a party to a joint venture with La Générale des Carrières et des Mines, a Congolese state-owned mining enterprise. The joint venture was formed for the purpose of exploiting the Kamoto Copper Mine located in the Democratic Republic of Congo. Upon incorporation, the Company held 35% of the shares of KF Ltd., a company controlled by Art Ditto, a former director and officer of the Company, held 25% and 40% was held by an unrelated third party. Mr. Ditto paid the Company his share of the expenses incurred in the amount of $0.3 million.

        During 2005, the Company agreed to sell 23.33% of the shares of KF Ltd. to Balloch Resources Ltd. ("Balloch") for consideration of $4.7 million. Based on an original cost of less than $0.1 million, the Company recorded a gain on sale of $4.7 million. In addition, the Company and Balloch signed an agreement giving Balloch an option to purchase Kinross' remaining 11.67% interest in KF Ltd. Art Ditto owns a 17.1% interest in the outstanding common shares of Balloch and, following its purchase of the interest in KF Ltd., was appointed the president and Chief Executive Officer of Balloch. Mr. Robert Buchan, a former officer and director of the Company, is the non-executive Chairman of Balloch. On November 30, 2005, Balloch changed its name to Katanga Mining Ltd. The option agreement has also been amended to fix the number of Katanga Mining Ltd. shares that can be exchanged for Kinross' remaining interest in KF Ltd.

7.     Liquidity and Capital Resources

        The following table summarizes Kinross' cash flow activity for the three years ended December 31, 2005:

				2005 vs 2004			2004 vs 2003
	2005	2004	2003	Change $	Change %		Change $	Change %
	(in US$ millions)
Cash flow:
Provided from operating activities	$133.7	$161.2	$83.0	$(27.5)	(17%	)	$78.2	94%
Used in investing activities	(121.1)	(442.3)	(50.1)	321.2	73%		(392.2)	(783%	)
Provided by financing acitvities	35.7	82.6	34.6	(46.9)	(57%	)	48.0	139%
Effect of exchange rate changes on cash	1.4	0.6	7.7	0.8	133%		(7.1)	(92%	)

Increase (decrease) in cash and cash equivalents	49.7	(197.9)	75.2	247.6	nm		(273.1)	nm
Cash and cash equivalents:
Beginning of year	47.9	245.8	170.6	(197.9)	(81%	)	75.2	44%

End of year	$97.6	$47.9	$245.8	$49.7	104%		$(197.9)	(81%	)

Operating Activities

        Cash flow provided from operating activities decreased from $161.2 million to $133.7 million between 2004 and 2005. The decrease was largely the result of fewer ounces sold combined with increased operating costs, partially offset by higher realized gold prices. In addition, cash provided by changes in operating assets and liabilities decreased by $15.1 million to $13.4 million.

        Cash flow provided from operating activities increased by $78.2 million in 2004 to $161.2 million. The increase was largely the result of cash provided by changes in operating assets and liabilities of $28.5 million in 2004, versus a use of cash related to changes in operating assets and liabilities of $42.9 million in 2003. Also, impacting operating cash flow was higher realized gold prices, which was partially offset by higher operating costs.

Investing Activities

        Net cash used in investing activities was $121.1 million in 2005, compared with $442.3 million in 2004 and $50.1 million in 2003. The decrease in 2005 was largely related to the $261.2 million used in the 2004 acquisition of the remaining 51% of the Paracatu mine. In 2005, additions to property, plant and equipment were $142.4 million, compared with $169.5 million in 2004 and $73.4 million in 2003. The following schedule provides a breakdown by segment of the capital expenditures:

				2005 vs 2004			2004 vs 2003
	2005	2004	2003(a)	Change $	Change %		Change $	Change %
	(in US$ millions)
Operating Segments
Fort Knox	$44.6	$58.7	$26.5	$(14.1)	(24%	)	$32.2	122%
Paracatu	21.3	5.8	5.2	15.5	267%		0.6	12%
Round Mountain	5.9	8.8	5.7	(2.9)	(33%	)	3.1	54%
Porcupine Joint Venture	24.7	24.5	8.3	0.2	1%		16.2	195%
La Coipa	4.9	1.0	0.5	3.9	390%		0.5	100%
Crixás	6.2	3.6	3.2	2.6	72%		0.4	13%
Musselwhite	5.7	3.9	2.7	1.8	46%		1.2	44%
Other operations	28.1	62.0	12.6	(33.9)	(55%	)	49.4	392%
Corporate & other	1.0	1.2	8.7	(0.2)	(17%	)	(7.5)	(86%	)

Total	$142.4	$169.5	$73.4	$(27.1)	(16%	)	$96.1	131%

(a)
2003 results include TVX and Echo Bay properties for 11 months only (February through December).

        Capital expenditures during 2005 included costs related to accessing phase five and phase six ore zones at Fort Knox, development of the Pamour pit at the Porcupine Joint Venture, mine and mill expansion costs at Paracatu, and continuing recommissioning costs at Refugio.

        During 2004, the major focus of the Company's program included expenditures at Fort Knox on the tailings dam, equipment and mine development, recommissioning of Refugio and development of the Pamour pit at the Porcupine joint venture.

        Capital expenditures in 2003 included approximately $28 million spent on additions to the mines added pursuant to the TVX/Echo Bay acquisition, including $9.4 million in preparation for the reactivation of the Kettle River operation. Expenditures at the Fort Knox mine included equipment purchases and rebuilds, and the drilling of pit-dewatering wells.

        During 2005, net cash of $2.9 million was provided on long-term investments and other assets, compared with a use of $11.8 million in 2004 and net proceeds of $57.2 million in 2003. The net proceeds in 2003 were generated largely on the sale of equity investments, which resulted in a gain of $29.5 million. At December 31, 2005, Kinross held long-term investments in resource companies with a book value of $21.2 million and a market value of $27.7 million.

Financing Activities

        Net cash provided by financing activities during 2005 was $35.7 million, compared with $82.6 million in 2004 and $34.6 million in 2003. During 2005, cash from financing activities was primarily from the issuance of debt. There was a net increase to the LIBOR loan of $35.0 million under the corporate credit facility and $5.5 million was drawn down on a $6.0 million credit facility for the Refugio mine. During the fourth quarter of 2005, the Company paid the remaining $2.7 million outstanding on Kubaka's outstanding project financing debt from the European Bank for Reconstruction and Development.

        In December 2004, $105.0 million was drawn down as a LIBOR loan on the corporate credit facility, which helped fund the purchase of the remaining 51% interest in Paracatu. During the first quarter of 2004, the Company repaid the Industrial Revenue Bonds of $25.0 million owing to the Alaska Industrial Development and Export Authority. The repurchase of common shares resulting from a share consolidation followed by an immediate deconsolidation required the use of $11.8 million. The Company decided to undertake this action to eliminate the large number of shareholders who held less than 100 shares.

        The Company had two major equity issues during 2003. On August 28, 2003, Kinross issued 23.0 million common shares for net proceeds of $145.9 million. The net proceeds from the offering were used to redeem the outstanding 5.5% convertible unsecured subordinated debentures. The principal amount of the convertible debentures was $144.8 million. The convertible debentures were redeemed on September 29, 2003. On November 14, 2003, Kinross issued 6.7 million common shares, realizing proceeds of $34.9 million, upon the exercise of Echo Bay warrants. In addition to the redemption of the convertible debentures, the Company also repaid other long-term debt of $10.5 million during 2003.

        No dividends were declared or paid to the holders of the convertible preferred shares of Kinam Gold Inc., a subsidiary of the Company, in 2005, 2004, or 2003.

        As of March 27, 2006, there were 346.5 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 2.3 million share purchase options outstanding under its share option plan, 0.4 million restricted share rights under its restricted share plan and 8.3 million common share purchase warrants outstanding.

Balance Sheet

        At December 31, 2005, Kinross had cash and cash equivalents of $97.6 million, an increase of $49.7 million over the prior year end. The Company's net debt position (long-term debt less cash and cash equivalents) decreased from $75.0 million at December 31, 2004 to $61.7 million at the end of 2005. The decrease largely represents the net of cash flow provided from operating activities less cash used in investing activities. Non-cash working capital (current assets less cash and cash equivalents and restricted cash) decreased from $154.3 million at December 31, 2004 to $143.0 million at the end of 2005.

        The decrease in property, plant and equipment in 2005 of $179.4 million was largely due to the impairment charge of $171.9 million during the year. In addition, depreciation, depletion and amortization expense of $167.7 million more than offset additions of $142.4 million.

        At December 31, 2005, Kinross' estimated reclamation and remediation obligation was $175.9 million, compared with $131.7 million at the end of 2004. During 2005, reclamation expenditures totaled $24.0 million. The net increase of $44.2 million is the result of higher cost assumptions used in determining the estimate liabilities along with the ongoing development and expansion at various operations. At producing mines, increases to estimated reclamation and remediation costs are recorded as an adjustment to the corresponding asset carrying amount. At closed mines, changes to estimates are charged directly to earnings. In 2005, accretion and reclamation expense of $56.0 million included $46.0 million related to increased cost estimates at mines no longer in production.

Credit Facilities

        In December 2004, the Company replaced a $125 million credit facility with a new three-year $200 million revolving credit facility. The Company borrowed $105.0 million under the facility to satisfy a portion of the cost to purchase the remaining 51% interest in the Paracatu mine. The credit agreement allowed for the limit to be increased to $300 million. In February 2005, the limit was increased by $15 million, which the Company drew down on as a LIBOR loan for working capital purposes. In March 2005, the limit was increased by $10 million to allow for the issue of additional letters of credit. In April 2005, the outstanding limit was increased to $295 million and the maturity date extended to April 30, 2008. Draw downs on the credit facility can be in U.S. or Canadian dollars and allows for up to 70% of the outstanding limit to be drawn in gold. Upon each of the first two anniversaries of the facility, with the lenders consent, the Company may extend the maturity of the facility by one year. A total of ten banks have participated in the facility. The facility also provides credit support for letters of credit issued to satisfy financial assurance requirements, primarily associated with reclamation related activities.

        The following table outlines the credit facility utilization as at December 31:

	2005	2004
	(in US$ millions)
Credit facility limit	$295.0	$200.0
LIBOR loan	(140.0)	(105.0)
Letters of credit	(117.6)	(94.9)

Credit facility availability as at December 31,	$37.4	$0.1

        Obligations under the facility are secured by the assets of the Fort Knox mine as well as by a pledge of shares in various wholly owned subsidiaries. Pricing is dependent upon the ratio of the Company's net debt to operating cash flow. Assuming the Company maintains a leverage ratio less than 1.25, interest charges are as follows:

Type of Credit	Interest rates in credit facility
Dollar based LIBOR loan	LIBOR plus 1.00%
Letters of credit	1.00%
Bullion loan	Gold lease rate plus 1.25%
Standby fee applicable to unused availability	0.25%

        The credit facility contains various covenants that include limits on indebtedness, distributions, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $727.9 million
(2004 — $727.9 million), an interest coverage ratio of 4.5:1.0, net debt to operating cash flow of 3.0:1.0 and minimum proven and probable reserves of 6.0 million gold equivalent ounces. The Company was in compliance with all covenants as at December 31, 2005.

        During 2005, the Company agreed to establish a method of funding additional cash calls from the Refugio mine rather than cash calling the joint venture partner, Bema Gold Corporation. ScotiaBank Sud Americano extended a $12.0 million credit facility to the Chilean company that owns the Refugio mine, Compania Minera Maricunga ("CMM"), of which Kinross owns 50%. Funds drawn on the facility are in the form of one-year promissory notes and bear an interest rate of LIBOR plus 1.24%. As at December 31, 2005, CMM has drawn $11.0 million on this facility. Based on Kinross 50% ownership in CMM, $5.5 million is included on the Company's financial statements, as a current portion of long-term debt. The Company is the guarantor of the agreement.

        At December 31, 2005, in addition to the $145.5 million borrowed under the corporate and Refugio credit facilities, the Company had capital leases of $13.8 million, for total long-term debt of $159.3 million. Capital lease payments of $3.9 million and the repayment of the $5.5 million drawn down on the Refugio credit facility are expected to take place in 2006.

Liquidity Outlook

        The three major uses of cash in 2006 (compared with 2005), outside of operating activities and general and administrative costs, are expected to be:

	2005	2006
	(in US$ millions)
Site restoration	$24.0	$36.3
Exploration and business development expense	26.6	30.7
Property, plant and equipment additions	142.4	285.3

Total	$193.0	$352.3

        The exploration costs are discussed further in the "Exploration and Business Development Expense" section under "Consolidated Financial Results".

        The Company anticipates certain letters of credit will continue to be released as various closure properties proceed with final reclamation; however, the exact timing of these releases is uncertain. It is also difficult to predict the specific timing of reductions or further increases in LIBOR based borrowings. In addition, Kinross anticipates the need for additional bonding requirements.

        At December 31, 2005, Kinross had cash and cash equivalents of $97.6 million and $37.4 million available on its credit facility. Based on the average gold price to-date in 2006(8), it is expected that the Company's existing cash balances, cash flow from operations and existing credit facilities will be sufficient to fund the exploration, capital and reclamation programs budgeted for 2006. The Company is reviewing financing alternatives and is in negotiations to secure additional debt financing for the Paracatu expansion project.

2006 Capital Additions

        Kinross has an aggressive capital expansion program planned for 2006 with forecasted expenditures of $285 million. Major expenditures forecast for 2006 include:

  •
  $121 million at Paracatu, including approximately $100 million related to the expansion project started in 2005, which is subject to board approval;

  •
  $51 million at the Fort Knox mine, including the costs related to accessing the phase six ore zones;

  •
  $37 million to be spent at the Buckhorn project in Washington State, which is subject to the completion of the Crown Resource transaction and permitting;

  •
  $25 million at Round Mountain, which includes pit expansion and pad construction costs;

  •
  $14 million at the Porcupine Joint Venture on underground development and Pamour construction; and

  •
  $10 million at La Coipa, which includes capital development and water treatment facilities.

        All amounts represent Kinross' proportionate share of planned expenditures.

2006 Reclamation Expenditures

        Reclamation expenditures in 2006 are forecast to be $36.3 million. The Company's estimated expenditures include $7.8 million at Lupin, $2.9 million at Kubaka and $1.3 million at New Britannia. Concurrent reclamation is also scheduled at many of the operating mines. Reclamation and monitoring continues at the Company's Delamar, Haile and Mineral Hill sites.

(8)
Average gold price from January 1 to March 27, 2006 has been $553 per ounce.

Contractual Obligations and Commitments

        Kinross has entered into an agreement to acquire Crown Resources Corporation ("Crown") in exchange for the issuance of Kinross' common shares. Kinross will not issue fractional shares to the shareholders of Crown resulting in a small amount that will be paid in cash. This acquisition is discussed in the section entitled "Developments."

Table of Contractual Obligations

	Total	2006	2007	2008	2009	2010 and beyond
	(in US$ millions)
Long-term debt obligations	$145.5	$5.5	$—	$140.0	$—	$—
Capital lease obligations	13.8	3.9	2.9	3.0	3.9	0.1
Operating lease obligations	21.9	5.7	4.7	4.8	5.4	1.3
Purchase obligations	226.1	129.9	57.0	33.8	5.4	—
Reclamation and remediation obligations	211.4	31.4	34.0	14.6	16.7	114.7

Total	$613.6	$176.7	$99.0	$196.7	$31.7	$109.5

Financial Instruments

        Kinross may manage its exposure to fluctuations in commodity prices and foreign exchange rates by entering into derivative financial instrument contracts in accordance with the formal risk management policies approved by its Board of Directors. Kinross' exposure with respect to foreign exchange is addressed under the section entitled "Risk Analysis — Foreign Currency Exchange Risk" and, with respect to commodities, in the section entitled "Risk Analysis — Commodity Price Risks."

8.     Quarterly Information

	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004
Metal sales	$190.0	$181.1	$174.6	$179.8	$179.2	$174.6	$158.2	$154.8
Net earnings (loss) attributable to common shares	$(154.3)	$(44.4)	$(16.4)	$(0.9)	$(88.0)	$5.5	$11.7	$7.7
Basic and diluted earnings (loss) per share	$(0.45)	$(0.13)	$(0.05)	$—	$(0.25)	$0.02	$0.03	$0.02
Cash flow provided from operating activities	$23.8	$52.5	$30.6	$26.8	$57.9	$62.9	$25.4	$15.0

Disclosure Controls and Procedures and Internal Controls

        Pursuant to regulations adopted by the U.S. Securities and Exchange Commission (SEC), under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures (disclosure controls). This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

        As of the end of the period covered by this MD&A and accompanying audited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures were effective.

        During the process of restating the Company's 2003 and 2004 financial statements, management identified certain significant deficiencies relating to internal controls over financial reporting. These deficiencies were previously disclosed in the December 31, 2004 Form 40-F and are:

  •
  The Company's ability to consistently record and reconcile financial information in a timely manner;

  •
  Inconsistent inventory tracking and procedures at different operating location;

  •
  Inadequate segregation of duties in particular areas;

  •
  Adequacy of staffing in certain areas and in the training and experience of personal;

  •
  Inadequate processes and procedures in the Company's financial statement review procedures; and

  •
  Deficiencies in certain areas of the Company's technology systems.

        The deficiencies have been discussed with the Audit Committee and management has initiated an action plan to address each of these areas. In addition, management is conducting a company-wide review of internal controls over financial reporting since those controls will be subject to an attestation report of the Company's independent registered public accounting firm for the 2006 fiscal year as mandated by U.S. SEC rules. Management has already taken steps to address some of these issues, including hiring additional staff in the internal accounting department. The Company will continue to address these issues throughout the remainder of 2006.

9.     Critical Accounting Policies and Estimates

        Kinross' accounting policies are described in Note 3 to the consolidated financial statements. The preparation of the Company's consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

  •
  Purchase price allocation;

  •
  Carrying value of goodwill;

  •
  Carrying value of operating mines, mineral rights, development properties and other assets;

  •
  Depreciation, depletion and amortization;

  •
  Inventories;

  •
  Reclamation and remediation obligations;

  •
  Provision for income and mining taxes; and

  •
  Contingencies.

        Management has discussed the development and selection of the above critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such policies in the MD&A.

Purchase Price Allocation

        Business acquisitions are accounted for by the purchase method of accounting. Under this method, the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value at the time of the acquisition. The excess purchase price over the fair value of identifiable assets and liabilities acquired is goodwill. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment and include estimates of mineral reserves acquired, future gold prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation. Future net earnings can be affected as a result of changes in future depreciation and depletion, asset impairment or goodwill impairment.

Carrying Value of Goodwill

        At December 31, 2005, the carrying value of Kinross' goodwill was $321.2 million. The goodwill, as described in Note 5 to the consolidated financial statements, arose in connection with the Company's January 31, 2003 TVX/Echo Bay acquisition. The goodwill, which represented the excess of the purchase price over the fair value of identifiable net assets of TVX and Echo Bay as of January 31, 2003, totaled $736.7 million and was allocated to the acquired reporting units in a reasonable, supportable and consistent manner. Impairment losses to goodwill of $8.7 million, $12.4 million and $394.4 million were recorded for the years ended December 31, 2005, 2004 and 2003, respectively. At the time of the acquisition of TVX and Echo Bay, the goodwill was determined to represent:

  1.
  The expected ability of the Company to increase its mineral reserves and resources based on its development of the identified exploration targets existing on the properties which were part of the acquisition;

  2.
  The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) which relates to the Company's ability to make exploration decisions on the acquired properties and other properties based upon changes in gold prices, including the ability to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties when gold prices increase in the future; and

  3.
  The going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations of existing mining assets.

Goodwill that represents the Company's ability to increase its mineral reserves and resources was allocated to the respective reporting units based on management estimates, which were corroborated by a three-year rolling ratio of value additions into the mineral reserves and resources. In attempting to increase reserves and resources beyond those identified at the time of the acquisition, the Company will have to make expenditures on exploration and development, which may be significant. Subject to any significant adverse changes in the Company's long-term view of gold prices and foreign exchange rates, the Company believes it has the ability to provide funding for this work. In addition to negative gold price and foreign exchange rate changes, Kinross faces further risks involved in realizing production beyond the acquired mineral reserves and resources. Exploration at the acquired reporting units will have to be successful for there not to be further goodwill carrying value issues.

        The goodwill representing the optionality available to the Company was allocated pro-rata, based on the fair value of the reporting units. The realization of the optionality portion of goodwill is contingent upon the realized gold price exceeding the prices used to calculate the fair value of the identifiable net assets and the success of the Company in capitalizing on these higher gold prices, through the development of additional, higher-cost reserves. The realization of the optionality value is also dependent on successfully evaluating new information on the Company's properties and allocating resources between those properties in order to maximize future production and profitability. There is a great deal of uncertainty involved in making decisions about allocating resources. However, Kinross believes it has a management group that has the requisite skills, abilities and experience to respond appropriately to developments relating to the Company's various properties.

        Goodwill is not amortized. However, Kinross tests for goodwill impairment at least annually, in the fourth quarter of its fiscal year. If a reporting unit contains goodwill, Kinross compares the estimated fair value of the entire unit with its carrying value (including goodwill). If the fair value equals or exceeds the carrying value, Kinross concludes that the unit's goodwill is not impaired. If the carrying value exceeds the fair value, Kinross estimates the fair values of all assets and liabilities in the reporting unit, and compares the net fair value amount of assets less liabilities to the estimated value of the whole unit. The difference between the estimated value of the unit and the net fair value amount represents the fair value of goodwill. If necessary, Kinross reduces the carrying amount of goodwill to that newly computed fair value.

        The calculations involved in determining the fair values of the reporting units involve a number of assumptions that are subject to risks and uncertainty. These assumptions include, but are not limited to, future market prices of gold, foreign exchange rates, inflation rates, discount rates, tax rates, operating costs, capital expenditures and the discovery of additional mineral reserves.

        While the Company believes that the approach used to calculate fair value for each reporting unit is appropriate, the Company also recognizes that the timing and future value of additions to proven and probable mineral reserves, as well as the gold price, are subject to potentially significant change from the current expectations. For example, at December 31, 2005, a 10% reduction in proven and probable mineral reserves, while keeping other variables constant, would not have resulted in an additional impairment to goodwill. However, at December 31, 2005, a reduction in the gold price of 10% would have the impact of reducing the value of the goodwill by an additional $48.0 million, keeping other variables constant.

Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets

        Kinross reviews and evaluates the carrying value of its operating mines and development properties for impairment on an annual basis, or earlier when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded. Future cash flows are based on estimated future recoverable mine production, expected sales prices (considering current and historical prices, price trends and related factors), production levels and costs, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Future recoverable mine production is determined from proven and probable mineral reserves and measured, indicated and inferred mineral resources after taking into account losses during ore processing and treatment. Estimates of recoverable production from inferred mineral interests are risk adjusted based on management's relative confidence in converting such interests to proven and probable reserves. All long-lived assets at a particular operation are combined for purposes of estimating future cash flows. In the case of exploration-stage mineral interests associated with greenfields exploration potential, fair values are individually evaluated based primarily on recent transactions involving sales of similar properties. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. It is possible that changes in estimates with respect to the Company's mine plans could occur which may affect the expected recoverability of Kinross' investments in the carrying value of the assets.

        These changes in estimates could include differences in estimated and actual costs of mining, differences between the actual gold price and price assumptions used in the estimation of mineral reserves and resources and differences in capital expenditure estimates from actual.

        The reviews and evaluations completed for 2005, 2004, and 2003 determined that certain asset values had become impaired and charges of $176.0 million, $47.5 million and $17.1 million, respectively, were recorded. The components of the asset impairment charges are discussed in "Impairment of Goodwill, Property, Plant and Equipment and Investments" under the "Consolidated Financial Results" section.

Depreciation, Depletion and Amortization

        Expenditures for new facilities or equipment and expenditures that extend the useful life of existing facilities or equipment are capitalized. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment. Plant and other facilities, used in carrying out the mine operating plan, are amortized using the units-of-production ("UOP") method over the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable mineral reserves.

        Costs to develop new properties are capitalized as incurred, where it has been determined that a mineral property can be economically developed as a result of establishing proven and probable mineral reserves. At the Company's open pit mines, these costs include costs to further delineate the ore body and remove overburden to initially expose the ore body. At the Company's underground mines, these costs include the costs of building access ways, shaft sinking and access, lateral development, drift development, ramps and infrastructure development. All such costs are amortized using the UOP method based on recoverable ounces to be mined from proven and probable mineral reserves.

        Major development costs incurred after the commencement of production are amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable mineral reserves.

        The calculation of the UOP rate of amortization, and therefore the annual depreciation, depletion, and amortization expense, could be materially affected by changes in estimates. These changes in estimates could be a result of actual future production differing from current forecasts of future production based on proven and probable mineral reserves. These factors could include an expansion of proven and probable mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of proven and probable mineral reserves.

        The calculation of straight-line amortization of intangible assets could be materially affected by changes in the estimated useful life and residual values. These changes could be a result of exploration activities and differences in gold and silver prices used in the estimation of mineral reserves.

        Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion, and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Inventories

        Expenditures and depreciation, depletion, and amortization of assets incurred in the mining and processing activities that will result in future gold production are deferred and accumulated as ore in stockpiles, ore on leach pads and in-process inventories. These deferred amounts are carried at the lower of average cost or net realizable value ("NRV"). NRV is the difference between the estimated future gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. Write-downs of ore in stockpiles, ore on leach pads and inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

        Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation, depletion, and amortization relating to mining operations. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average costs per tonne. The Company's ore in stockpiles had a carrying value of $30.8 million at December 31, 2005.

        Ore on leach pads represents ore that is placed on pads where it is permeated with a chemical solution that dissolves the gold contained in the ore. The resulting recovered solution, which is included in in-process inventory, is further processed in a plant where gold is recovered. Costs are attributed to the leach pads based on current mining costs, including applicable depreciation, depletion, and amortization relating to mining operations. Costs are removed from the leach pad as ounces are recovered in circuit at the plant based on the average cost per recoverable ounce of gold on the leach pad. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads (based on assay data) and a recovery percentage. Timing and ultimate recovery of gold contained on leach pads can vary significantly. Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is terminated. The Company's ore on leach pads had a carrying value of $17.1 million at December 31, 2005.

        In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon in-pulp inventories. In-process material is measured based on assays of the material fed to the processing plants and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to the processing plant which is attributable to the source material coming from the mines, stockpiles or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities, incurred to that point in the process. The Company's in-process inventory had a carrying value of $12.7 million at December 31, 2005.

        The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. A high degree of judgment is involved in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices and the ultimate estimated recovery (for ore on leach pads). There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

Reclamation and Remediation Obligations

        Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and, the Company believes over time, becoming more restrictive. Kinross has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company records the estimated present value of reclamation liabilities in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.

        Future remediation costs for inactive mines are accrued based on management's best estimate at the end of each period of the undiscounted costs expected to be incurred at each site. Changes in estimates are reflected in earnings in the period an estimate is revised.

        Accounting for reclamation and remediation obligations requires management to make estimates unique to each mining operation of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Any such increase in future costs could materially impact the amounts charged to operations for reclamation and remediation. At December 31, 2005, the undiscounted future cost of reclamation and remediation obligations before inflation was estimated to be $211.4 million. The present value of estimated future cash outflows for reclamation and remediation obligations was $175.9 million and $131.7 million at December 31, 2005 and 2004, respectively.

Provision for Income and Mining Taxes

        The Corporation recognizes the future tax benefit related to deferred income and resource tax assets and sets up a valuation allowance against any portion that it believes will, more likely than not, fail to be realized (see Note 17 to the consolidated financial statements). Assessing the recoverability of future income tax assets requires management to make significant estimates of future taxable income. Estimates of future taxable income are subject to changes as discussed under the section "Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets". To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Corporation to obtain tax deductions in future periods from deferred income and resource tax assets.

10.  Recent Pronouncements and Accounting Changes

        Please refer to Note 4 to the December 31, 2005 consolidated financial statements.

11.  Risk Analysis

        The operations of Kinross are high-risk due to the nature of the operation, exploration, and development of mineral properties. Certain risk factors listed below are related to the mining industry in general while others are specific to Kinross. Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible. For additional discussion of risk factors please refer to the Company's Annual Information Form which is available on the Company's website www.kinross.com and on www.sedar.com or is available upon request from the Company.

Gold Price

        The profitability of any gold mining operation in which Kinross has an interest will be significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond Kinross' control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold prices, revenues from metal sales were to fall below operating costs, production may be discontinued.

Nature of Mineral Exploration and Mining

        The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a gold-bearing structure may result in substantial rewards, few properties explored are ultimately developed into producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

        The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold and silver, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding or other conditions, may be encountered in the drilling and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

        Whether a gold deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

        Kinross mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure the most complete and cost-effective coverage is obtained.

Environmental Risks

        Kinross' mining and processing operations and exploration activities in Canada, the United States, Russia, Brazil, Chile, and other countries are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases Kinross' mine development and operating costs.

        In all jurisdictions, permits from various governmental authorities are necessary in order to engage in mining operations. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, Kinross may be required to submit for government approval a reclamation plan and to pay for the reclamation of the mine site upon the completion of mining activities. At December 31, 2005, the liability for reclamation and remediation obligations on an undiscounted basis before inflation is estimated to be approximately $211.4 million based on information as of such date. Kinross mitigates this risk by performing certain reclamation activities concurrent with production. Planned spending on reclamation and remediation in 2006 is $36.3 million.

        Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to Kinross' ownership of a property. To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available to it for business activities and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. Kinross mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

Reserve Estimates

        The reserve and resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of ore reserves uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

        Proven and probable reserves at Kinross' mines and development projects were estimated as of December 31, 2005, based upon a gold price of $400 per ounce of gold. Prior to 2002, gold prices were significantly below these levels. Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross' reserves. Should such reductions occur, material write-downs of Kinross' investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

        There are numerous uncertainties inherent in estimating quantities of proven and probable gold reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

Operations Outside of North America

        Kinross has mining operations and carries out exploration and development activities outside of North America in Russia, Brazil, Chile and Zimbabwe. There is no assurance that future political and economic conditions in these countries will not result in those countries' governments adopting different policies respecting foreign development and ownership of mineral resources. Any such changes in policy may result in changes in laws affecting ownership of assets, taxation, rates of exchange, gold sales, environmental protection, labour relations, repatriation of income, and return of capital. Changes in any of these areas may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties for which it has obtained exploration, development, and operating rights to date. The possibility that a future government of these countries may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

        Kinross is subject to the considerations and risks of operating in Russia. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside of the country, extensive currency controls and high inflation. The prospects for future economic stability in the Russian Federation are largely dependent upon the effectiveness of economic measures undertaken by the government, together with legal, regulatory and political developments.

        Russian laws, licenses and permits have been in a state of change and new laws may be given a retroactive effect. It is also not unusual in the context of dispute resolution in Russia for parties to use the uncertainty in the Russian legal environment as leverage in business negotiations. In addition, Russian tax legislation is subject to varying interpretations and constant change. Further, the interpretation of tax legislation by tax authorities as applied to the transactions and activities of Kinross' Russian operations may not coincide with that of management. As a result, tax authorities may challenge transactions and Kinross' Russian operations may be assessed additional taxes, penalties and interest, which could be significant. The periods remain open to review by the tax authorities for three years. Kinross mitigates this risk through ongoing communications with the Russian regulators.

        Kinross is subject to risks relating to an uncertain and unpredictable political and economic environment in Zimbabwe. Significant economic instability in Zimbabwe is expected to negatively impact the business environment and may lead to long-term negative changes in the approaches taken with respect to ownership of natural resources by foreign companies. In 2001, Kinross recorded a write-down of $11.8 million relating to Kinross' inability to manage this operation because of political turmoil creating inflationary pressure within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and civil unrest. Due to Kinross' continuing inability to control distributions from the operations in Zimbabwe, the Company discontinued consolidation of the results of this operation in 2002 and stopped reporting mining production in 2003.

        In addition, the economies of Russia, Brazil, Chile and Zimbabwe differ significantly from the economies of Canada and the United States. Growth rates, inflation rates and interest rates of developing nations have been and are expected to be more volatile than those of western industrial countries.

Licenses and Permits

        The operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. Kinross endeavors to be in compliance with these regulations at all times.

Title to Properties

        The validity of mining claims which constitute most of Kinross' property holdings in Canada, the United States, Brazil, Chile, and Russia may, in certain cases, be uncertain and is subject to being contested. Kinross' titles, particularly title to undeveloped properties, may be defective.

        Certain of Kinross' United States mineral rights consist of unpatented lode mining claims. Unpatented mining claims may be located on United States federal public lands open to appropriation, and may be either lode claims or placer claims depending upon the nature of the deposit within the claim. In addition, unpatented mill site claims, which may be used for processing operations or other activities ancillary to mining operations, may be located on federal public lands that are non-mineral in character. Unpatented mining claims and mill sites are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the federal government of the United States. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of United States federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. The General Mining Law of the United States, which governs mining claims and related activities on United States federal public lands, includes provisions for obtaining a patent, which is essentially equivalent to fee title, for an unpatented mining claim upon compliance with certain statutory requirements (including the discovery of a valuable mineral deposit).

Competition

        The mineral exploration and mining business is competitive in all of its phases. Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical, and other resources than Kinross, in the search for and the acquisition of attractive mineral properties. The ability of Kinross to acquire properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. There is no assurance that Kinross will continue to be able to compete successfully with its competitors in acquiring such properties or prospects.

Joint Ventures

        Certain of the operations in which Kinross has an interest are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint venture. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

Interest Rate Fluctuations

        Fluctuations in interest rates can affect Kinross' results of operations and cash flow. The Company's credit facilities are subject to variable interest rates. At December 31, 2005, $145.5 million had been drawn down on the facilities.

Disclosures About Market Risks

        To determine its market risk sensitivities, Kinross uses an internally generated financial forecast that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2006, sensitivity to a 10% change in the gold price is $62.8 million on pre-tax earnings. Kinross' financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life. Quantitative disclosure of market risks is disclosed below.

Commodity Price Risks

        Kinross' net income can vary significantly with fluctuations in the market price of gold. At various times, in response to market conditions, Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production in an attempt to mitigate the risk of adverse price fluctuations. Kinross is not subject to margin requirements on any of its hedging lines. Due to the increase in gold prices, Kinross made a decision in 2002 to continue to deliver into its existing financial instruments, thereby increasing its exposure to changes in gold prices.

        While Kinross made the decision not to continue with a comprehensive gold hedging program, the Company, on occasion, may enter into forward sales contracts or similar instruments in a limited nature when deemed advantageous by management. As at December 31, 2005, Kinross had no forward sales contracts outstanding. However, as at December 31, 2005, the Company had sold 255,000 ounces of call options at an average strike price of $522 per ounce. Changes in the fair value of call options outstanding are recognized in the period incurred. Based on the year end gold price of $513 per ounce, a loss of $6.2 million was recognized in earnings in 2005. In addition, at December 31, 2005, Kinross held put options on 150,000 ounces. If the market price of gold remains above $250 per ounce through 2006 these put options will expire unexercised. Kinross does not include these financial instruments in testing for impairment of operating mines, mineral rights, and development properties.

Foreign Currency Exchange Risk

        Kinross conducts the majority of its operations in the United States, Canada, Brazil, Chile and Russia. Currency fluctuations affect the cash flow that Kinross realizes from its operations as gold is sold in U.S. dollars, while production costs are incurred in U.S. and Canadian dollars, Brazilian reais, Chilean pesos and Russian rubles. Kinross' results are positively affected when the U.S. dollar strengthens against these foreign currencies and adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross' cash and cash equivalent balances are primarily held in U.S. dollars. Holdings denominated in other currencies are relatively insignificant. At December 31, 2005, the Company had currency forward contracts for 14.8 million reais during 2006 at an exchange rate of 2.47 reais to one U.S. dollar.

Chilean Pesos

        Kinross has joint venture interests in the Refugio and La Coipa mines, both located in Chile. Kinross estimates a 10% change from a budgeted exchange rate of 525 pesos to one U.S. dollar could result in an approximate $2.8 million change in Kinross' operating earnings. In addition, a 10% change in the exchange rate could result in an approximate $0.8 million change in Kinross' capital expenditures.

Brazilian Reais

        Kinross is a partner in the Críxás mine and, as of December 31, 2004, the 100% owner of the Paracatu mine, both located in Brazil. The Company has currency forward contracts for 14.8 million reais during 2006 at an exchange rate of 2.47 reais to one U.S. dollar. Including these forward contracts, Kinross estimates a 10% change from a budgeted exchange rate of 2.30 Brazilian reais to one U.S. dollar could result in an approximate $6.5 million change in Kinross'

operating earnings. In addition, Kinross has budgeted capital expenditures of 295.7 million Brazilian reais. A 10% change in the exchange rate could result in an approximate $12.6 million change in Kinross' capital expenditures.

Canadian Dollars

        Kinross operates the Lupin mine and is a partner in the New Britannia, Musselwhite, and Porcupine joint ventures. As a result of these ownership interests and expenses incurred by the Canadian corporate office, Kinross has Canadian dollar denominated operating, exploration, and administrative expenses. The Company estimates a 10% change from a budgeted exchange rate of CDN $1.25 per U.S. dollar could result in an approximate $12.7 million change in Kinross' operating earnings. In addition, Kinross has budgeted capital and reclamation expenditures of CDN $41 million. A 10% change in the exchange rate could result in an approximate $3.4 million change in Kinross' capital and reclamation expenditures.

Russian Rubles

        Kinross operates the Kubaka mine in Russia. Kinross estimates a 10% change from a budgeted exchange rate of 30 rubles to one U.S. dollar could result in an approximate $0.3 million change in Kinross' operating earnings.

Credit Risk

        Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating. At December 31, 2005, the Company's gross credit exposure was $0.1 million. At December 31, 2004, the gross credit exposure was $34.6 million.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

        Certain information contained in this MD&A, including any information as to our future financial or operating performance, constitutes "forward-looking statements". All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "plan", "intends", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; operating or technical difficulties in connection with mining or development activities; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; and diminishing quantities or grades of reserves. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We refer the readers to the Risk Analysis section of this MD&A and our most recent Annual Information Form and other filings with the securities regulators of Canada and the United States for more details of certain risks that may affect Kinross.

        We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

Management's responsibility for financial statements

        The consolidated financial statements, the notes thereto and other financial information contained in the annual report are the responsibility of the management of Kinross Gold Corporation. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

        The Board of Directors is responsible for overseeing management's performance of its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of Directors none of whom are employees or officers of the Company, meets with management as well as the external auditors to assure itself that management is properly fulfilling its financial reporting responsibilities to the Directors who approve the consolidated financial statements. The auditors have full and unrestricted access to the Audit Committee to discuss the scope of their audits, the adequacy of the system of internal controls and financial reporting.

        The integrity of the information presented in the financial statements, including estimates and judgments relating to matters not concluded by fiscal year end, is the responsibility of management. In order to accomplish this responsibility, the Company maintains a system of internal accounting controls designed to provide reasonable assurance that the Company's assets are safeguarded, transactions are executed and recorded in accordance with management's authorization and relevant and reliable financial information is produced.

        The consolidated financial statements have been audited by KPMG LLP, the independent registered chartered accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States).

/s/ TYE W. BURT	/s/ LARS-ERIC JOHANSSON
Tye W. Burt	Lars-Eric Johansson
President and Chief Executive Officer	Executive Vice President, Finance
and Chief Financial Officer

Toronto, Canada
March 29, 2006

Report of Independent Registered Chartered Accountants

To the Shareholders of Kinross Gold Corporation

        We have audited the consolidated balance sheet of Kinross Gold Corporation as at December 31, 2005 and the consolidated statement of operations, common shareholders' equity and cash flow for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

        The consolidated financial statements as at December 31, 2004 and for the years ended December 31, 2004 and 2003, prior to the change in accounting for convertible debentures described in Note 2, were audited by other auditors, who expressed an opinion without reservation on those statements, in their report dated November 18, 2005 except as to Notes 2 and 25(f) which are as of February 8, 2006. We have audited the adjustments for the accounting for the convertible debentures in the December 31, 2004 and 2003 financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

"KPMG LLP"
CHARTERED ACCOUNTANTS

Toronto, Canada
March 29, 2006

Report of Independent Registered Chartered Accountants

To the Shareholders of Kinross Gold Corporation

        We have audited the consolidated balance sheets of Kinross Gold Corporation (the "Company") as at December 31, 2004 and the consolidated statements of operations, cash flows and common shareholders' equity for each of the years in the two-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Kinross Gold Corporation as at December 31, 2004 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

        Our previous report, dated November 18, 2005, on the consolidated balance sheets as at December 31, 2004 and the consolidated statements of operations, cash flows and common shareholders' equity for each of the years in the two-year period ended December 31, 2004, which were restated to reflect the changes described in note 3 to these financial statements, was withdrawn on December 23, 2005. Those financial statements have been further restated to reflect the changes described in note 2 to these consolidated financial statements.

        The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

(Signed)
 Deloitte & Touche LLP

Independent Registered Chartered Accountants
Toronto, Canada

November 18, 2005, except as to notes 2 and 25 (f) which are as of February 8, 2006

Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference

        The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company's financial statements, such as the changes described in note 5 to the consolidated financial statements. Our report to the Shareholders, dated November 18, 2005, except as to notes 2 and 25 (f) which are as of February 8, 2006 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors' report when such changes are properly accounted for and adequately disclosed in the financial statements.

(Signed)
 Deloitte & Touche LLP

Independent Registered Chartered Accountants
Toronto, Canada

November 18, 2005, except as to notes 2 and 25 (f) which are as of February 8, 2006

F-2A

KINROSS GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(expressed in millions of U.S. dollars, except share amounts)

		As at December 31
		2005	2004
			Restated(a)
Assets
Current assets
Cash and cash equivalents	Note 6	$97.6	$47.9
Restricted cash		1.3	1.4
Short-term investments		—	5.7
Accounts receivable and other assets	Note 6	27.8	37.6
Inventories	Note 6	115.2	111.0

		241.9	203.6
Property, plant and equipment	Note 6	1,064.7	1,244.1
Goodwill	Notes 5 & 6	321.2	329.9
Long-term investments	Note 6	21.2	25.7
Deferred charges and other long-term assets	Note 6	49.1	30.9

		$1,698.1	$1,834.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	Note 6	$132.2	$146.4
Current portion of long-term debt	Note 9	9.4	6.0
Current portion of reclamation and remediation obligations	Note 10	36.3	23.6

		177.9	176.0
Long-term debt	Note 9	149.9	116.9
Reclamation and remediation obligations	Note 10	139.6	108.1
Future income and mining taxes	Note 17	129.6	120.3
Other long-term liabilities		7.9	9.5
Redeemable retractable preferred shares	Note 12	2.7	2.6

		607.6	533.4

Commitments and contingencies	Note 23
Non-controlling interest		0.3	0.4

Convertible preferred shares of subsidiary company	Note 13	14.1	13.3

Common shareholders' equity
Common share capital and common share purchase warrants	Note 14	1,777.6	1,775.8
Contributed surplus		52.6	49.4
Accumulated deficit		(752.9)	(536.9)
Cumulative translation adjustments		(1.2)	(1.2)

		1,076.1	1,287.1

		$1,698.1	$1,834.2

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		345,417,147	345,066,324

(a)
See Note 2

Signed on behalf of the Board:

John A. Brough	John M.H. Huxley
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(expressed in millions of U.S. dollars, except per share amounts)

		For the years ended December 31
		2005	2004	2003
				Restated(a)
Revenue
Metal sales		$725.5	$666.8	$571.9
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)		448.1	402.4	362.0
Accretion and reclamation expense		56.0	21.4	9.0
Depreciation, depletion and amortization		167.7	170.1	172.7

		53.7	72.9	28.2
Other operating costs		14.3	25.8	16.5
Exploration and business development		26.6	20.4	24.3
General and administrative		45.3	36.4	25.0
Impairment charges:	Note 6
Goodwill		8.7	12.4	394.4
Property, plant and equipment		171.9	46.1	15.2
Investments and other assets		4.1	1.4	1.9
Gain on disposal of assets		(6.0)	(1.7)	(29.5)

Operating loss		(211.2)	(67.9)	(419.6)
Other income (expense) — net	Note 6	(17.0)	(6.2)	(49.5)

Loss before taxes and other items		(228.2)	(74.1)	(469.1)
Income and mining taxes recovery (expense)	Note 17	12.9	11.5	(4.1)
Non-controlling interest		0.1	0.3	(0.2)
Dividends on convertible preferred shares of subsidiary		(0.8)	(0.8)	(0.8)

Net loss		$(216.0)	$(63.1)	$(474.2)

Attributable to common shareholders:
Net loss		$(216.0)	$(63.1)	$(474.2)
Gain on redemption of equity component of convertible debentures		—	—	32.0

Net loss attributable to common shareholders		$(216.0)	$(63.1)	$(442.2)

Loss per share
Basic and diluted		$(0.63)	$(0.18)	$(1.43)
Weighted average number of common shares outstanding (millions)
Basic and diluted		345.2	346.0	308.6

(a)
See Note 2

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in millions of U.S. dollars)

		For the years ended December 31
		2005	2004	2003
				Restated(a)
Net inflow (outflow) of cash related to the following activities:
Operating:
Net loss		$(216.0)	$(63.1)	$(474.2)
Adjustments to reconcile net loss to net cash provided from (used in) operating activities
Depreciation, depletion and amortization		167.7	170.1	172.7
Impairment charges:
Goodwill		8.7	12.4	394.4
Property, plant and equipment		171.9	46.1	15.2
Investments and other assets		4.1	1.4	1.9
Gain on disposal of assets		(6.0)	(1.7)	(29.5)
Future income and mining taxes		(15.0)	(29.3)	(12.7)
Deferred revenue recognized		—	(6.3)	(2.3)
Stock-based compensation expense		3.1	1.8	—
Unrealized foreign exchange losses and other		1.8	1.3	60.4
Changes in operating assets and liabilities:
Accounts receivable and other assets		2.7	4.2	(1.7)
Inventories		(9.9)	(19.3)	(11.3)
Accounts payable and other current liabilities		20.6	43.6	(29.9)

Cash flow provided from operating activities		133.7	161.2	83.0

Investing:
Additions to property, plant and equipment		(142.4)	(169.5)	(73.4)
Business acquisitions, net of cash acquired	Note 5	—	(261.2)	(81.9)
Proceeds on sale of marketable securities		0.6	0.7	4.6
Proceeds on sale of long-term investments and other assets		19.8	14.6	63.3
Additions to long-term investments and other assets		(16.9)	(26.4)	(6.1)
Proceeds from the sale of property, plant and equipment		10.4	1.5	5.9
Disposals of (additions to) short-term investments		7.3	(5.7)	—
Decrease in restricted cash		0.1	3.7	37.5

Cash flow used in investing activities		(121.1)	(442.3)	(50.1)

Financing:
Repurchase of common shares		—	(11.8)	—
Issuance of common shares		1.9	3.1	187.9
Redemption of convertible debentures		—	—	(144.8)
Acquisition of convertible preferred shares of subsidiary company		—	—	(0.3)
Reduction of debt component of convertible debentures		—	—	2.3
Debt issue costs		(0.5)	(1.4)	—
Proceeds from issuance of debt		50.5	119.5	—
Repayment of debt		(16.2)	(26.8)	(10.5)

Cash flow provided from financing activities		35.7	82.6	34.6

Effect of exchange rate changes on cash		1.4	0.6	7.7

Increase (decrease) in cash and cash equivalents		49.7	(197.9)	75.2
Cash and cash equivalents, beginning of year		47.9	245.8	170.6

Cash and cash equivalents, end of year		$97.6	$47.9	$245.8

(a)
See Note 2

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

(expressed in millions of U.S. dollars)

		For the years ended December 31
		2005	2004	2003
				Restated(a)
Common shares
Balance at the beginning of the year		$1,775.8	$1,783.5	$1,058.5
Common shares issued		—	—	145.9
Common shares issued for acquisitions		—	—	1,334.0
Expiry of TVX and Echo Bay options and warrants		(0.1)	(1.1)	(0.6)
Reduction of legal stated capital		—	—	(761.4)
Common shares issued for stock-based awards		1.9	4.6	7.1
Conversion of redeemable retractable preferred shares		—	0.6	—
Repurchase of common shares		—	(11.8)	—

Balance at the end of the year		$1,777.6	$1,775.8	$1,783.5

Contributed surplus
Balance at the beginning of the year		$49.4	$45.5	$12.9
Change in accounting policy	Note 2	—	—	—
Transfer of fair value of expired warrants		—	1.1	0.6
Transfer of fair value of exercised options		0.1	(0.2)	—
Redemption of convertible debentures		—	—	32.0
Stock-based compensation		3.1	1.8	—
Adoption of new accounting standards	Note 15	—	2.5	—
Redemption on share consolidation		—	(1.3)	—

Balance at the end of the year		$52.6	$49.4	$45.5

Accumulated deficit
Balance at the beginning of the year		$(536.9)	$(471.3)	$(773.0)
Change in accounting policy	Note 2	—	—	14.5
Adoption of new accounting standards		—	(2.5)	—
Reduction of legal stated capital		—	—	761.4
Net loss		(216.0)	(63.1)	(474.2)

Balance at the end of the year		$(752.9)	$(536.9)	$(471.3)

Cumulative translation adjustments
Balance at the beginning of the year	Note 3	$(1.2)	$(1.2)	$(23.4)
Translation of self sustaining operations		—	—	22.2

Balance at the end of the year		$(1.2)	$(1.2)	$(1.2)

Total common shareholders' equity		$1,076.1	$1,287.1	$1,356.5

(a)
See Note 2

The accompanying notes are an integral part of these consolidated financial statements

KINROSS GOLD CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2005, 2004 and 2003
(in millions of U.S. dollars)

1.     NATURE OF OPERATIONS

  Kinross Gold Corporation and its subsidiaries and joint ventures (collectively, "Kinross" or the "Company") are engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, extraction, processing and reclamation. Kinross' gold production and exploration activities are carried out principally in the United States, Canada, Russia, Brazil, and Chile. Gold, the Company's primary product, is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells a limited amount of silver.

  The operating cash flow and profitability of the Company are affected by various factors, including the amount of gold and silver produced and sold, the market prices of gold and silver, operating costs, interest rates, environmental costs and the level of exploration and other discretionary costs. Due to the global nature of the Company's operations, exposure also arises from fluctuations in foreign currency exchange rates, political risk and varying levels of taxation. While Kinross seeks to manage the level of risk associated with its business, many of the factors affecting these risks are beyond the Company's control.

  The United States ("U.S.") dollar is the functional currency of measurement for all of the Company's operations and is the reporting currency of the Company's business; accordingly, these consolidated financial statements are expressed in U.S. dollars. The consolidated financial statements of Kinross have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP") which differ in certain material respects from those generally accepted in the United States ("U.S. GAAP"), as described in Note 21.

  The following table sets forth the Company's ownership of its mining interests:

		December 31, 2005	December 31, 2004
Through majority owned subsidiaries
Fort Knox		100%	100%
Paracatu(a)	Note 5	100%	100%
Kubaka	Note 5	98%	98%
Lupin	Note 5	100%	100%
Blanket(b)		100%	100%
Kettle River/Emanuel Creek	Note 5	100%	100%
As interests in unincorporated joint ventures
Round Mountain	Note 5	50%	50%
Porcupine		49%	49%
Musselwhite	Note 5	32%	32%
New Britannia	Note 5	50%	50%
As interests in incorporated joint ventures
La Coipa	Note 5	50%	50%
Crixás	Note 5	50%	50%
Refugio		50%	50%

  (a)
  On December 31, 2004, the Company completed the purchase of the remaining 51% interest in the Paracatu mine (see Note 5).

  (b)
  In light of the economic and political conditions and the negative impact of inflationary pressures in Zimbabwe, the Blanket mine was written down in 2001 and Kinross discontinued consolidation of the results of this operation in 2002 (see Note 3).

  Joint Ventures

  The Company conducts a substantial portion of its business through joint ventures under which the joint venture participants are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures.

        (a)   Paracatu

    Prior to December 31, 2004, the Company owned a 49% interest in Rio Paracatu Mineracao S.A. ("RPM"). RPM owns the Paracatu mine located next to the city of Paracatu, Brazil, 200 kilometers southeast of Brasilia, Brazil's capital city. Under the joint venture agreement, Rio Tinto Brasil, a subsidiary of Rio Tinto Plc. was the operator.

    On December 31, 2004, the Company completed the purchase of the remaining 51% of RPM. Consequently, from December 31, 2004, the Company owns 100% of the property.

    Prior to the Company's acquisition of the remaining 51% of RPM on December 31, 2004, the Board of Directors of RPM approved annual programs and budgets and authorized major transactions prior to execution by site management. The joint venture participants were entitled to their pro-rata share of profits in the form of distributions and were obliged to make their pro-rata share of contributions if required.

        (b)   Round Mountain

    The Company owns a 50% interest in the Smoky Valley Common Operation joint venture, which owns the Round Mountain mine, located in Nye County, Nevada, U.S.A. Under the joint venture agreement, the Company is the operator of the Round Mountain mine.

    The Management Committee of the joint venture represents the joint venture partners, authorizes annual programs and budgets and approves major transactions prior to execution by site management. The joint venture owners are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

        (c)   Porcupine

    The Company owns a 49% interest in the Porcupine Joint Venture ("PJV"), which conducts mining, milling and exploration operations in the Timmins area of Ontario. Under the PJV agreement, Placer Dome (CLA) Limited is the operator. In early 2006, Placer Dome was acquired by Barrick Gold Corporation.

    The Management Committee of the PJV approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The PJV participants are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

        (d)   Musselwhite

    The Company owns a 31.9% interest in the Musselwhite joint venture. The mine is located 430 kilometers north of the city of Thunder Bay, in northwestern Ontario. Under the joint venture agreement, Placer Dome (CLA) Limited is the operator. In early 2006, Placer Dome was acquired by Barrick Gold Corporation.

    The Management Committee of the joint venture approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested.

        (e)   New Britannia

    The Company owns a 50% interest in the New Britannia joint venture. The mine is located in the town of Snow Lake in northern Manitoba, 700 kilometers north of Winnipeg. Under the joint venture agreement, the Company is the operator.

    The Management Committee of the joint venture approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of production and are obliged to make their pro-rata share of contributions as requested. The Company has a loan receivable from its joint venture partner. Kinross sells all of the production from the mine and on an annual basis, is entitled to apply its partner's share of any operating surplus against the outstanding balance of the loan. Both partners are required to fund their pro-rata share of any annual operating deficit.

        (f)    La Coipa

    The Company owns a 50% interest in Compania Minera Mantos de Oro ("MDO"), a Chilean contractual mining company. MDO owns the La Coipa mine, located in central Chile, 140 kilometers northeast of the city of Copiapo. Under the joint venture agreement, a wholly owned subsidiary of Placer Dome Inc. is the operator. In early 2006, Placer Dome was acquired by Barrick Gold Corporation.

    The Board of Directors of MDO approves annual programs and budgets and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

        (g)   Crixás

    The Company owns a 50% interest in Mineracao Serra Grande, S.A. ("MSG"). MSG owns the Crixás mine, located in central Brazil, 260 kilometers northeast of the city of Brasilia. Under the joint venture agreement, a wholly owned subsidiary of AngloGold Ashanti Limited is the operator.

    The Board of Directors of MSG approves annual programs and budgets, and authorizes major transactions prior to execution by site management. The joint venture participants are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

        (h)   Refugio

    The Company owns a 50% interest in Compania Minera Maricunga ("CMM"), a Chilean contractual mining company. CMM owns the Refugio mine located in central Chile. On June 1, 1999, the Company was appointed operator of the Refugio mine and continues in that capacity. The Company provides services to CMM in the planning and conduct of exploration, development and mining, and related operations with respect to the Refugio Project Properties and the Refugio mine.

    The Board of Directors of CMM approves annual budgets, approves distributions and authorizes major transactions prior to execution by site management. The shareholders are entitled to their pro-rata share of profits in the form of distributions and are obliged to make their pro-rata share of contributions if required.

2.     RESTATEMENT —  EQUITY COMPONENT OF CONVERTIBLE DEBENTURES

  In 2005, the Company adopted amendments to CICA Handbook Section 3860, "Financial Instruments — Disclosure and Presentation", ("Section 3860"), which requires obligations that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments be presented as liabilities. Any securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount of cash or the equivalent value of its own equity instruments will no longer be presented as equity. This change in accounting policy was applied retroactively and the consolidated financial statements for comparative purposes were restated. The adoption of this amendment had an impact on the accounting for the Company's convertible debentures which, as described in Note 11, were all redeemed in 2003. As a result of the 2003 redemption, adoption of the amendment impacted the 2003 statement of operations and the 2005 and 2004 balances in contributed surplus and accumulated deficit. Upon adoption of this standard, the following impacts were recognized:

  •
  The opening accumulated deficit at January 1, 2003, has been decreased by $14.5 million.

  •
  Other expense for the year ended December 31, 2003 increased by $36.5 million, as a result of a $6.5 million increase to interest expense, a $14.5 million increase to loss on foreign exchange and a $15.5 million increase to loss on redemption of convertible debentures. The gain on the redemption of equity component increased by $15.5 million and consequently, the increase in the equity component of convertible debentures of $6.5 million was eliminated.

  •
  As of December 31, 2005 and 2004, the cumulative impact was an increase to accumulated deficit of $15.5 million and an increase to contributed surplus of $15.5 million.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of presentation

  The consolidated financial statements include the accounts of the Company and its subsidiaries and its proportionate share of assets, liabilities, revenues and expenses of jointly controlled companies and ventures in which it has an interest. Effective December 31, 2001, the Company discontinued the consolidation of its wholly owned subsidiary in Zimbabwe, which operates the Blanket mine. Extreme inflationary pressures within Zimbabwe, civil unrest and currency export restrictions have prevented the Company from exercising control over the Zimbabwean subsidiary. As a result, Kinross accounts for its investment in the Blanket mine on a cost basis.

  On January 28, 2003, the shareholders of the Company authorized the consolidation of one consolidated common share for every three old common shares of the issued and outstanding common shares of the Company. The consolidation was made effective on January 31, 2003. All share capital, share and option data in the accompanying consolidated financial statements and notes have been retroactively revised to reflect the share consolidation (see Note 14).

  Principles of consolidation

  The financial statements of entities, which are controlled by Kinross through voting equity interests, referred to as subsidiaries, are consolidated. Entities, which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities ("VIEs") (which includes, but is not limited to, special purpose entities, trusts, partnerships and other legal structures) as defined by the Accounting Standards Board in Accounting Guideline ("AcG") 15, "Consolidation of Variable Interest Entities" are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities expected losses and/or expected residual returns. Intercompany accounts and transactions, unrealized intercompany gains and losses are eliminated upon consolidation.

  Use of estimates

  The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates of useful lives are accounted for prospectively from the date of change. Actual results could differ from these estimates. The assets and liabilities which require management to make significant estimates and assumptions in determining carrying values include property, plant and equipment; mineral interests; inventories; goodwill; reclamation and remediation obligations; provision for income and mining taxes; employee pension costs and post employment benefit obligations.

  Translation of foreign currencies

  Domestic and foreign operations

  As of September 29, 2003, the functional currency of all the Company's operations is the U.S. dollar. Prior to that date, the currency of measurement for certain of the Company's operations domiciled in Canada was the Canadian dollar. On September 29, 2003, the Company repaid its entire outstanding Canadian dollar denominated debt. All of the Company's revenues are in U.S. dollars.

  Prior to the repayment of its Canadian dollar denominated convertible debentures (see Note 11), certain Canadian denominated dollar balances were translated to U.S. dollars for reporting purposes using the current rate method. Under the current rate method, assets and liabilities were translated at the exchange rates in effect at the balance sheet date and revenues and expenses were translated at average rates for the period.

  After September 29, 2003, for these operations and for all non-U.S. operations, the temporal method is used to translate to U.S. dollars for reporting purposes. Under the temporal method, all non-monetary items are translated at historical rates. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date, revenues and expenses are translated at average rates for the year and gains and losses on translation are included in income.

  The cumulative translation adjustments relate to the unrealized translation gains and losses on the Company's net investment in self-sustaining operations, translated using the current rate method, prior to September 29, 2003. Such exchange gains and losses will become realized in income upon the substantial disposition, liquidation or closure of the mining property or investment that gave rise to such amounts.

  Foreign currency transactions

  Monetary assets and liabilities are translated at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the average rate of exchange for the year. Exchange gains and losses are included in income.

  Cash and cash equivalents

  Cash and cash equivalents include cash and highly liquid investments with an original maturity of three months or less.

  Short-term investments

  Short-term investments are highly liquid investments with an original maturity greater than three months and less than twelve months.

  Long-term investments

  Investments in shares of investee companies in which Kinross' ownership is greater than 20% but not more than 50%, over which the Company has the ability to exercise significant influence, are accounted for using the equity method. The cost method is used for entities in which the Company owns less than 20% or cannot exercise significant influence. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is other than temporary, the investment is written down accordingly.

  Inventories

  Expenditures and depreciation, depletion and amortization of assets incurred in the mining and processing activities that will result in future gold production are deferred and accumulated as ore in stockpiles, ore on leach pads and in-process inventories. These deferred amounts are carried at the lower of average cost or net realizable value ("NRV"). NRV is the difference between the estimated future gold price based on prevailing and long-term metal prices, and estimated costs to complete production into a saleable form. Write-downs of ore in stockpiles, ore on leach pads and inventories resulting from NRV impairments are reported as a component of current period costs.

  Ore in stockpiles

  Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Stockpiles are measured by estimating the number of tonnes (such as truck counts and/or in-pit surveys of the ore before processing or other similar methods) added and removed from the stockpile. Stockpile tonnages are verified by periodic surveys. Stockpiles are valued based on mining costs incurred up to the point of stockpiling the ore, including applicable depreciation, depletion and amortization relating to operations. Costs are added to stockpiles based on the current mining cost per tonne and removed at the average cost per tonne.

  Ore in stockpiles is processed according to a life of mine plan that is designed to optimize use of known mineral reserves, present processing capacity and pit design. The market price of gold does not significantly affect the timing of processing of ore in stockpiles. While stockpiled ore can be processed earlier than planned in the event of an unforeseen disruption to mining activities, the current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months. Ore in stockpiles not expected to be processed in the next twelve months is classified as long-term.

  Ore on leach pads

  The recovery of gold from certain oxide ores is best achieved through the heap leaching process. Under this process, ore is placed on leach pads where it is permeated with a chemical solution, which dissolves the gold contained in the ore. The resulting recovered solution, which is included in in-process inventory, is further processed in a plant where gold is recovered. For accounting purposes, costs are added to leach pads based on current mining costs, including applicable depreciation, depletion, and amortization relating to operations. Costs are removed from the leach pad as ounces are recovered in circuit at the plant based on the average cost per recoverable ounce of gold on the leach pad.

  The engineering estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads (measured as tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on the leach process and ore type). While it may not be uncommon for recoveries to occur on a declining basis over a period of time in excess of twelve months, economically recoverable gold reflected in the Company's carrying value for ore on leach pads, based on its current operations, will be recovered within a period of twelve months or less. All of the Company's ore on leach pads is classified as current. In the event that the Company determined, based on engineering estimates, that a quantity of gold contained in ore on leach pads was to be recovered over a period exceeding twelve months, that portion would be classified as long-term.

  Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on the leach pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded.

  In-process inventory

  In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific mining operation, but include mill in-circuit, leach in-circuit, flotation and column cells, and carbon-in-pulp inventories. In-process material is measured based on assays of the material in the processing plants and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed to the processing plant attributable to the source material coming from the mines, stockpiles or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities.

  Finished metal

  Finished metal inventories, comprised of gold and silver doré and bullion, are valued at the lower of the previous three month average production cost and net realizable value. Average production cost represents the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs and associated royalties.

  Materials and supplies

  Materials and supplies are valued at the lower of average cost and replacement cost.

  Property, plant and equipment

  Buildings, plant and equipment

  New facilities, plant and equipment are recorded at cost and carried net of depreciation. Mobile and other equipment is amortized, net of residual value, using the straight-line method, over the estimated productive life of the asset. Productive lives for mobile and other equipment range from 2 to 10 years, but do not exceed the related estimated mine life based on proven and probable reserves. Plant and other facilities, used in carrying out the mine operating plan, are amortized using the units-of-production ("UOP") method over the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves. Repairs and maintenance expenditures are expensed as incurred. Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized over the remaining useful life of the related asset.

  Mineral exploration and mine development costs

  Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the UOP method over the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable reserves.

  At the Company's open pit mines, these costs include costs to initially delineate the ore body and remove overburden prior to production. The Company expenses in-pit stripping cost as incurred.

  At the Company's underground mines, these costs include the cost of building access ways, shaft sinking and access, lateral development, drift development, ramps and infrastructure development.

  Major development costs incurred after the commencement of production are amortized using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves. Commercial production occurs when an asset or property is substantially complete and ready for its intended use. Ongoing development expenditures to maintain production are charged to operations as incurred.

  Mineral interests

  Mineral interests include acquired mineral use rights associated with producing, development and exploration properties. The amount capitalized related to a mineral interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination. The values of such mineral use rights are primarily driven by the nature and amount of mineral interests believed to be contained, or potentially contained, in properties to which they relate.

  Mineral interests relating to producing properties pertain to the reserves and resources associated with a property. Development properties represent mineral use rights in properties under development that contain reserves or resources. Exploration properties represent value of the land area around the existing producing mine or development property or green field exploration area that is not part of resources and is comprised mainly of material outside the immediate mine area.

  The Company's mineral use rights generally are enforceable regardless of whether proven and probable mineral reserves have been established. The Company has the ability and intent to renew mineral use rights where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineral interests.

  Interest capitalization

  Interest expense allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.

  Depreciation and amortization

  Production stage mineral interests are amortized over the life of mine using the UOP method based on recoverable ounces to be mined from estimated proven and probable reserves. Development and exploration properties are not amortized until such time as the underlying property is converted to the production stage. Some plant and equipment is depreciated on a straight-line basis.

  The expected useful lives used in amortization calculations are determined based on the facts and circumstances associated with the mineral interest. The Company evaluates the remaining amortization period for each individual mineral interest on at least an annual basis. Any changes in estimates of useful lives are accounted for prospectively from the date of the change.

  Asset impairment — Long-lived assets

  Kinross reviews and evaluates the carrying value of its operating mines, development and exploration properties for impairment on an annual basis or when events or changes in circumstances indicate that the carrying amounts of related assets or groups of assets might not be recoverable.

  In assessing the impairment for production and development properties, if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and recorded. Future cash flows are based on estimated future recoverable mine production, expected sales prices (considering current and historical prices, price trends and related factors), production levels and costs, capital and reclamation and remediation obligations, all based on detailed engineering life of mine plans. Future recoverable mine production is determined from proven and probable reserves and measured, indicated and inferred mineral resources after taking into account losses during ore processing and treatment. Cash flow estimates of recoverable production from inferred mineral interests are risk adjusted to reflect the greater uncertainty associated with those cash flows. All long-lived assets at a particular operation are combined for purposes of estimating future cash flows.

  Exploration properties are the areas adjacent and contiguous to existing mines or development properties containing reserves, resources or without any identified exploration targets, which is assessed for impairment by comparing the carrying value with the fair value. Fair value is based primarily on recent transactions involving sales of similar properties.

  Goodwill

  Acquisitions are accounted for using the purchase method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition. The excess of the purchase price over such fair value is recorded as goodwill. Goodwill is attributed to the following factors:

  •
  The expected ability of the Company to increase the reserves and resources at a particular mining property based on its potential to develop identified exploration targets existing on the properties which were part of the aquisitions;

  •
  The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties should gold prices change in the future; and

  •
  The going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations.

  Accordingly, in determining the basis of assigning goodwill to reporting units as at the date of acquisition, the value associated with expected additional value attributable to exploration potential is quantified for each reporting unit based on the specific geological attributes of the mineral property and based on market data for similar types of properties. The values associated with optionality and going concern value are not separately computed and accordingly the balance of goodwill is assigned to reporting units using a relative fair value methodology. The carrying amount of goodwill assigned to the reporting units acquired at the date of acquisition is not amortized.

  The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of reporting units, to which goodwill was allocated, to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company performs the second step of the impairment test. In the second step, the Company compares the implied fair value of the reporting unit's goodwill to its carrying amount and any excess of the carrying value over the fair value is charged to earnings. Assumptions underlying fair value estimates are subject to risks and uncertainties.

  Financial instruments and hedging activity

  As part of its strategy to manage exposure to fluctuations in metal prices and foreign currency exchange rates, Kinross enters into metals and currency contracts, including forward contracts, spot deferred contracts and options. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking the hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Hedge effectiveness is assessed based on the degree to which the cash flows from the derivative contracts are expected to offset the cash flows of the underlying position or transaction being hedged. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. In instances where the documentation supports an economic hedge but is insufficient to meet the standard for formal hedge accounting, the Company records changes in fair value of the financial instruments in current earnings.

  For precious metal production, the use of spot deferred and fixed forward contracts is intended to hedge the Company's exposure to the risk of falling commodity prices. Realized and unrealized gains or losses on derivative contracts that effectively establish prices for future production are deferred and recorded in earnings when the underlying hedged transaction, identified at the contract inception, is completed. Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in current earnings. Realized and unrealized gains or losses for derivative contracts which do not qualify as hedges for accounting purposes or which relate to a hedged transaction or item that has been sold or terminated are recorded in current earnings. Gains or losses on the early settlement of metal hedging contracts, that were deemed to be effective at the inception of the contract, are deferred on the balance sheet and included in earnings in accordance with the original delivery schedule of the hedged production.

  Foreign currency forward contracts are used to hedge exposure to fluctuations in foreign currency denominated anticipated capital and operating expenditures. Gains or losses on these contracts are matched with the hedged expenditures at the maturity of the contracts. Realized and unrealized gains or losses associated with foreign exchange forward contracts, which have been terminated or cease to be effective prior to maturity, are deferred under other assets or liabilities on the balance sheet and recognized in earnings in the period in which the underlying hedged transaction is recognized.

  Changes in the fair value of any other financial instruments, for which the Company has not sought hedge accounting, are recognized currently in earnings.

  Pension, post-retirement and post-employment benefits

  The Company participates in both defined contribution and defined benefit pension plans. The costs of defined contribution plans, representing the Company's required contribution, and the costs of defined benefit pension plans are charged to earnings in the year incurred. Defined benefit plan pension expense, based on management's assumptions, consists of the actuarially computed costs of pension benefits in respect of the current year's service, imputed interest on plan assets and pension obligations, straight-line amortization of experience gains and losses, assumption changes and plan amendments over the expected average remaining service life of the employee group.

  The expected costs of post-retirement and post-employment benefits, other than pensions, to active employees are accrued for in the consolidated financial statements during the years employees provide service to be entitled to receive such benefits.

  Stock-based incentive and compensation plans

  The Company has four stock-based incentive and compensation plans which are described in Note 15 to the consolidated financial statements. They comprise of an Employee Share Purchase Plan ("ESPP"), Restricted Share Unit Plan ("RSU"), Deferred Share Unit Plan ("DSU") and a Stock Option Plan.

  ESPP

  The Company's contribution to the ESPP is recorded as compensation expense on a payroll cycle basis as the employer's obligation to contribute is incurred.

  RSU

  RSUs are only settled in equity and are valued using the market value of the underlying stock at the grant date. Compensation expense is recognized on a straight-line basis over the vesting period. Adjustments to compensation expense for employment vesting requirements are accounted for in the period when they occur. On exercise of RSUs, the shares are issued from treasury.

  DSU

  DSUs are settled in cash and accounted for as a liability as of the grant date based on the market value at the grant date. The value of the liability is remeasured each period based on the current market value of the underlying stock at period end and any changes in the liability are recorded as compensation expense each period.

  Stock Option Plan

  Effective January 1, 2004, the Company began recording an expense for employee stock-based compensation using the fair value based method, applied retroactively without restatement, for all awards granted or modified on or after January 1, 2002. The fair value of stock options at grant date is estimated using the Black-Scholes option pricing model. Compensation expense is recognized on a straight-line basis over the stock option vesting period. Adjustments to compensation expense due to not meeting employment vesting requirements are accounted for in the period when they occur.

  Prior to January 1, 2004, as permitted by Section 3870, the Company presented the impact of employee stock-based awards on a pro forma basis. Had the Company adopted the fair value based method of accounting for all stock-based awards in 2003, the reported net loss and the loss per common share would have been adjusted to the pro forma amounts indicated in the table below:

2003
Net loss	$(442.2)
Stock-based compensation expense — pro forma	(0.4)

Net loss — pro forma	$(442.6)

Loss per common share
Basic and diluted — reported	$(1.43)
Basic and diluted — pro forma	$(1.43)

  Revenue recognition

  Gold and silver revenue is recognized upon shipment to third-party gold refineries, when the sales price is fixed and title has passed to the customer.

  Reclamation and remediation obligations

  The Company requires that the estimated fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. The amount is initially recorded at its discounted present value with subsequent annual recognition of an accretion amount on the discounted liability. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability will be subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company's estimates of its ultimate reclamation and remediation obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are recognized as an increase or decrease in the carrying amount of the liability for reclamation and remediation obligations, and the related asset retirement cost is capitalized as part of the carrying amount of the related long-lived asset. Upward revisions in the amount of undiscounted cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was recognized.

  Income and mining taxes

  The provision for income and mining taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future tax assets that it believes will, more likely than not, fail to be realized. On business acquisitions, where differences between assigned values and tax bases of assets acquired (other than non-tax deductible goodwill) and liabilities assumed exist, the Company recognizes the future tax assets and liabilities for the tax effects of such differences.

  Future withholding taxes are provided for the unremitted net earnings of foreign subsidiaries and joint ventures to the extent that dividends or other repatriations are anticipated in the future and will be subject to such taxes.

  Earnings (loss) per share

  Earnings (loss) per share ("EPS") is calculated by dividing the net earnings (loss) by the weighted-average number of the Company's common shares outstanding during the period. Diluted earnings (loss) per share is calculated by dividing the applicable net earnings (loss) by the sum of the weighted-average number of common shares outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of common share purchase warrants, stock options, restricted shares and deferred share units. The if-converted method is used to compute the dilutive effect of convertible debt. If the Company has a net loss, diluted earnings per share is calculated using the basic weighted average shares outstanding because to do otherwise would be anti-dilutive.

  Reclassifications

  Certain comparative figures for 2004 and 2003 have been reclassified to conform to the 2005 presentation.

4.     RECENT PRONOUNCEMENTS AND ACCOUNTING CHANGES

  Recent pronouncements

  (a)
  On January 27, 2005, the CICA ("Canadian Institute of Chartered Accountants") issued three new accounting standards: Handbook Section 1530, "Comprehensive Income", Handbook Section 3855, "Financial Instruments — Recognition and Measurement", and Handbook Section 3865, "Hedges". These standards will be effective for years commencing after November 1, 2006. The impact of implementing these new standards on the Company's consolidated financial statements is not yet determinable and is dependent on the outstanding positions and related fair values at the time of transition.

          Other Comprehensive Income

    As a result of adopting these standards, a new category, Other Comprehensive Income, will be added to shareholders' equity on the consolidated balance sheets. Major components for this category will include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, arising from self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments.

          Financial Instruments — Recognition and Measurement.

    Under the new standard, all financial instruments will be classified as one of the following: held-to-maturity, loans and receivables, held-for-trading or available-for-sale. Financial assets and liabilities held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard also permits designation of any financial instrument as held-for-trading upon initial recognition.

          Hedges

    This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item is adjusted by gains or losses attributable to the hedged risk and recognized in net income. This change in fair value of the hedged item, to the extent that the hedging relationship is effective, is offset by changes in the fair value of the derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in other comprehensive income. The ineffective portion will be recognized in net income. The amounts recognized in other comprehensive income will be reclassified to net income in the periods in which net income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, foreign exchange gains and losses on the hedging instruments will be recognized in other comprehensive income.

  (b)
  In June 2005, the CICA issued Handbook Section 3831 "Non-Monetary Transactions" to revise and replace Handbook Section 3830 "Non-Monetary Transactions". Section 3831 requires all non-monetary transactions to be measured at fair value, subject to certain exceptions.

    The standard also requires that commercial substance will replace culmination of the earnings process as the test for fair value measurement. The standard defines commercial substance as a function of the cash flows expected from the assets. These revised standards are effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006 and early adoption is permitted for fiscal periods beginning on or after July 1, 2005.

  (c)
  In October 2005, the Emerging Issues Committee issued the CICA Abstract No. 157, "Implicit Variable Interests Under AcG-15" ("EIC-157"). This EIC clarifies that implicit variable interests are implied financial interests in an entity that change with changes in the fair value of the entity's net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 will be effective in the first quarter of 2006.

  (d)
  In March 2006, the CICA issued EIC 160, Stripping Costs Incurred in the Production Phase of a Mining Operation. The EIC clarifies that stripping costs should be accounted for according to the benefit received by the entity. Generally, stripping costs should be accounted for as variable production costs that should be included in the costs of the inventory produced (that is, extracted) during the period that stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. Capitalized stripping costs should be amortized in a rational and systematic manner over the reserves that directly benefit from the specific stripping activity, such as the unit of production method. The reserves used to amortize capitalized stripping costs will normally differ from those used to amortize the mineral property and related life-of-mine assets as the stripping costs may only relate to a portion of the total reserves. EIC 160 should be applied to stripping costs incurred in fiscal years beginning on or after July 1, 2006, and may be applied retroactively. The Company is currently evaluating the implications of this announcement.

5.     BUSINESS AND PROPERTY ACQUISITIONS

  2004

  Acquisition of remaining 51% of Paracatu mine

  On December 31, 2004, the Company completed the purchase of the remaining 51% of the Rio Paracatu Mineracao ("RPM"), the owner of the Morro do Ouro mine (also known as Paracatu) in Brazil from Rio Tinto Plc. ("Rio Tinto"). The RPM gold mine is located near Brasilia in the state of Minas Gerais, Brazil. It has been in operation since 1987. As a result of this transaction, the Company now owns 100% of the property. Kinross acquired its original 49% interest in the mine on January 31, 2003 when the Company acquired TVX Gold Inc. ("TVX"). Consideration of $255.6 million was paid in cash on finalizing the post completion working capital adjustment. The Company financed the transaction with debt of $105 million and the remainder in cash.

  The following table reflects the purchase price allocation for the acquisition of the remaining 51% interest of the Paracatu mine (in millions):

Cash paid	$249.6
Working capital adjustment	6.0

Total cash paid to Rio Tinto Plc.	$255.6
Plus — direct acquisition costs incurred by the Company	1.4

Total purchase price	$257.0
Plus — Fair value of liabilities assumed by Kinross
Accounts payable and accrued liabilities	$8.3
Long-term debt, including current portion	10.5
Reclamation and remediation obligations, including current portion	5.4
Future income tax liabilities	3.0
Less — Fair value of assets acquired by Kinross
Cash	(5.7)
Short-term investments	(0.4)
Accounts receivable and other assets	(2.7)
Inventories	(3.7)
Property, plant and equipment	(37.5)
Mineral interests	(233.4)
Other non-current assets	(0.8)

Residual purchase price allocated to goodwill	$—

  Pro forma consolidated results

  The purchase of the remaining 51% interest in the Paracatu mine was effective on December 31, 2004. If the combination had been effective as of January 1, 2004, pro forma consolidated revenues for the year ended December 31, 2004 would increase by $39.8 million to $706.6 million and pro forma consolidated net loss for the year ended December 31, 2004 would decrease by $7.5 million to $55.6 million. These pro forma results were based on the purchase price allocation. The pro forma financial information does not purport to project the Company's results of operations for any future periods.

  2003

        (a)   TVX Gold Inc., Echo Bay Mines Ltd. and the TVX Newmont Americas Joint Venture

    On January 31, 2003, pursuant to a Canadian Plan of Arrangement, Kinross acquired 100% of TVX and 100% of Echo Bay Mines Ltd. ("Echo Bay"). Consideration paid for the TVX common shares was 2.1667 Kinross common shares for each TVX common share. Consideration paid for the Echo Bay shares was 0.1733 of a Kinross common share for each Echo Bay common share. The exchange ratio reflects the three for one consolidation of the Company's common shares as described in Note 14. The purchase price for these acquisitions totaled $1.3 billion and comprised of 177.8 million Kinross common shares, $12.6 million of direct costs and $29.3 million representing the fair value of common share purchase warrants and stock options assumed. The value of Kinross shares was $7.14 per share based on the average market price of the shares over the two-day period before and after June 10, 2002, being the date Kinross, TVX and Echo Bay entered into the combination agreement.

    In a separate transaction, immediately prior to the business combination, TVX acquired Newmont Mining Corporation's ("Newmont") 50% non-controlling interest in the TVX Newmont Americas joint venture ("TVX Newmont JV") for $180.0 million in cash. The purchase price comprised of TVX's available cash of $85.5 million and cash advanced by Kinross to TVX of $94.5 million.

    Upon completion of the acquisition of TVX and TVX's purchase of Newmont's interest in the TVX Newmont JV, Kinross held various non-operating interests in gold mines located in Chile (La Coipa — 50%), Brazil (Paracatu — 49% and Crixás — 50%) and Canada (Musselwhite — 32%), an operating interest in one other Canadian mine (New Britannia — 50%) and exploration interests in Brazil. Upon acquiring Echo Bay, Kinross held operating interests in gold mines located in the United States (Round Mountain — 50%) and Canada (Lupin — 100%) and interests in development properties in both Canada and the United States.

    The acquisitions were accounted for using the purchase method of accounting whereby identifiable assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill and amounted to $736.7 million. In accordance with CICA Handbook Section 3062, "Goodwill and Other Intangible Assets," and Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets," for the purpose of testing goodwill for impairment, goodwill was assigned to the Company's reporting units acquired and will not be amortized.

    The estimated fair value of property, plant and equipment was based on the replacement costs as determined through independent appraisals performed by an independent third party. Mineral interests, representing acquired mineral use rights were recorded at fair value based on an independent valuation. Details of mineral interests acquired pursuant to the business combination are included in the Property, plant and equipment section of Note 6. Estimated future cash flows used in the valuation were based on estimated quantities of gold to be produced at each site, the estimated costs, timing and capital expenditures associated with such production, valuation of the exploration property surrounding operating assets, independent forecast of gold prices, inflation and foreign currency exchange rates at the date of acquisition and a discount rate of a similar market participant.

    The following table reflects the restated final purchase price allocation for the acquisition of 100% of Echo Bay and 100% of TVX:

	TVX	Echo Bay	Total
	(in millions, except per share data)
Common shares of Kinross issued to Echo Bay and TVX shareholders	93.9	83.9	177.8
Value of Kinross common stock per share	$7.14	$7.14	$7.14

Fair value of the Company's common stock issued	$670.7	$599.1	$1,269.8
Plus — fair value of warrants and options assumed by the Company	$6.8	$22.5	$29.3
Plus — direct acquisition costs incurred by the Company	6.3	6.3	12.6
Plus — the Company's previous 10.6% ownership interest in Echo Bay	—	7.0	7.0

Total purchase price	$683.8	$634.9	$1,318.7
Plus — Fair value of liabilities assumed by Kinross
Accounts payable and accrued liabilities	53.6	23.1	76.7
Long-term debt, including current portion	2.2	—	2.2
Site restoration cost accruals, including current portion	17.5	45.5	63.0
Future income tax liabilities	134.8	1.1	135.9
Other long-term liabilities	0.1	—	0.1
Liability with respect to TVX Newmont JV assets acquired	94.5	—	94.5
Less — Fair value of assets acquired by Kinross
Cash	(27.8)	(16.4)	(44.2)
Restricted cash	(11.3)	(10.1)	(21.4)
Marketable securities	(0.5)	(1.9)	(2.4)
Accounts receivable and other assets	(18.1)	(4.7)	(22.8)
Inventories	(19.1)	(28.8)	(47.9)
Property, plant and equipment	(129.1)	(84.6)	(213.7)
Mineral interests	(410.2)	(138.1)	(548.3)
Long-term investments and other non-current assets	(5.1)	(48.6)	(53.7)

Residual purchase price allocated to goodwill	$365.3	$371.4	$736.7

          Pro forma consolidated results

    The combination of Kinross, TVX and Echo Bay was effective on January 31, 2003. Had the combination been effective as of January 1, 2003, the results for the year ended December 31, 2003 would have increased the pro forma consolidated revenues, by $28.9 million to $600.8 million and would have increased pro forma consolidated net loss, by $16.3 million to $454.0 million. The pro forma financial information does not purport to project the Company's results of operations for any future periods.

        (b)   Omolon Gold Mining Corporation

    On December 3, 2002, the Company entered into purchase agreements with four of the five Russian minority shareholders, holding in aggregate, 44.2% of the shares of Omolon Gold Mining Company ("Omolon"). Omolon agreed to purchase these shares, from the four shareholders, for $44.7 million, including legal fees. The transactions were completed in February 2003 and Omolon subsequently cancelled these shares. As a result of the share cancellation, the Company increased its ownership in the outstanding shares of Omolon to 98.1% from 54.7%.

    The fair value of the assets and liabilities of the 45.3% interest in Omolon and the allocation of the purchase consideration are as follows (in millions):

Fair value of assets acquired by Kinross:
Cash	$26.1
Accounts receivable	2.9
Inventories	12.3
Property, plant and equipment	13.8
Other non-current assets	1.9
Less — fair value of liabilities assumed by Kinross:
Accounts payable and accrued liabilities	(5.7)
Long-term debt, including current portion	(2.2)
Site restoration cost accruals, including current portion	(3.4)
Non-controlling interest	(1.0)

Total cash consideration	$44.7

Financed by:
Cash (including cash acquired — $26.1 million)	$44.7

        (c)   E-Crete

    During 2003, the Company acquired a further 1.2% interest in E-Crete for cash consideration of $0.1 million, by funding its partner's share of cash calls, thereby increasing its ownership interest to 90.0%. During 2005, the Company sold its investment in E-Crete for $2.4 million.

6.     CONSOLIDATED FINANCIAL STATEMENT DETAILS

  Consolidated Balance Sheets

  Accounts receivable and other assets:

	2005	2004
Trade receivables	$1.4	$2.2
Taxes recoverable	0.4	7.9
Deferred hedge losses	—	4.7
Fair value of non-hedge derivatives	—	4.1
Marketable securities(a)	—	0.3
Prepaid expenses	6.5	4.0
Other	19.5	14.4

	$27.8	$37.6

  (a)
  Quoted market value: 2005 — N/A, 2004 — $0.4 million.

  Inventories:

	2005	2004
In-process	$12.7	$9.1
Finished metal	26.0	25.8
Ore in stockpiles(a)	30.8	24.2
Ore on leach pads(b)	17.1	15.7
Materials and supplies	55.3	51.1

	141.9	125.9
Long-term portion of ore in stockpiles	(26.7)	(14.9)

	$115.2	$111.0

  (a)
  Ore in stockpiles includes low-grade material not scheduled for processing within the next twelve months and is included in deferred charges and other long-term assets on the consolidated balance sheets. See deferred charges and other long-term assets.

  (b)
  Ore on leach pads at December 31, 2005 relate to the Company's 50% owned Round Mountain and Refugio mines. At December 31, 2004, the ore on leach pads relates entirely to the Round Mountain mine. As at December 31, 2005, the weighted average cost per recoverable ounce of gold on the leach pads was $275 per ounce at Round Mountain and $161 at Refugio (2004 — $200 per ounce, Round Mountain). Based on current mine plans, the Company expects to place the last tonne of ore on its current leach pad at Round Mountain in 2016 and at Refugio in 2028. The Company expects that all economic ounces will be recovered within approximately 12 months following the date the last tonne of ore is placed on the leach pad.

  Property, plant and equipment — net:

	2005	2004
Property, Plant and Equipment
Cost — net of write-down
Producing properties
Plant and equipment amortized on a straight-line basis	$172.4	$165.6
Plant and equipment amortized on units of production basis	995.9	983.4
Development properties(b)	—	39.9
Exploration properties(a)	4.4	6.1

Mineral Interests
Gross carrying value
Production stage	$737.6	$680.5
Development properties	15.2	36.6
Exploration properties	41.2	88.3

	$1,966.7	$2,000.4

Property, Plant and Equipment
Accumulated depreciation
Producing properties
Plant and equipment amortized on a straight-line basis	$(80.9)	$(75.7)
Plant and equipment amortized on units of production basis	(635.0)	(552.8)

Mineral Interests
Accumulated depreciation
Production stage	$(186.1)	$(127.8)
Development properties	—	—
Exploration properties	—	—

	$(902.0)	$(756.3)

Property, Plant and Equipment — net(c)	$1,064.7	$1,244.1

  (a)
  The Norseman property in Australia sold in 2005 was included in the balance sheet at December 31, 2004 at its disposal value of $1.7 million.

  (b)
  The Aquarius property was written down to its fair value of $14.3 million during 2005, of which $15.2 million is included in mineral interests and the related $0.9 million reclamation and remediation obligation is shown within liabilities. At December 31, 2005, it is considered an asset held for sale.

  (c)
  During 2005, interest totaling $1.8 million was capitalized and is included in property, plant and equipment. The interest relates to capital expenditures at Fort Knox, Porcupine Joint Venture, Refugio and Round Mountain.

  For impairments associated with property, plant and equipment, see Impairment charges section within this note.

  Goodwill:

  The goodwill allocated to the Company's reporting units and included in the respective operating segment assets is shown in the table below:

		2004			2005
	Dec 31, 2003	Additions	Impairment(a)	Dec 31, 2004	Additions	Impairment(a)	Dec 31, 2005
Operating segments
Fort Knox	$—	$—	$—	$—	$—	$—	$—
Round Mountain	86.5	—	—	86.5	—	—	86.5
La Coipa	71.4	—	—	71.4	—	—	71.4
Crixas	38.0	—	—	38.0	—	—	38.0
Paracatu	65.5	—	—	65.5	—	—	65.5
Musselwhite	31.0	—	—	31.0	—	(2.0)	29.0
Porcupine Joint Venture	—	—	—	—	—	—	—
Other operations	49.9	—	(12.4)	37.5	—	—	37.5
Corporate and other	—	—	—	—	—	(6.7)	(6.7)

Total	$342.3	$—	$(12.4)	$329.9	$—	$(8.7)	$321.2

  (a)
  See discussion in Impairment charges below.

  Long-term investments:

  The quoted market value of the Company's long-term investments at December 31, 2005 was $27.7 million (December 31, 2004 — $31.2 million). All long-term investments are carried at the lower of cost and market. During 2005, the Company sold certain long-term investments with a book value of $14.9 million for net proceeds of $19.8 million (2004 — net proceeds of $9.1 million, book value of $9.0 million).

  Deferred charges and other long-term assets:

	2005	2004
Long-term ore in stockpiles(a)	$26.7	$14.9
Deferred charges, net of amortization	2.1	2.4
Long-term receivables	9.5	5.3
Long-term deposits	—	2.6
Crown acquisition costs	9.2	3.3
Other	1.6	2.4

	$49.1	$30.9

  (a)
  Ore in stockpiles represents stockpiled ore at the Company's Fort Knox mine and its proportionate share of stockpiled ore at Round Mountain and the Porcupine Joint Venture (2004 — Fort Knox, Round Mountain and the Porcupine Joint Venture).

  Accounts payable and accrued liabilities:

	2005	2004
Trade payables	$41.8	$33.1
Accrued liabilties	42.3	27.4
Employee related accrued liabilities	18.3	22.9
Taxes payable	7.3	21.6
Accruals related to acquisition	6.5	10.6
Other accruals	16.0	30.8

	$132.2	$146.4

  Consolidated Statement of Operations

  Impairment charges:

  The Company reviews the carrying values of its portfolio of investments on a quarterly basis and property, plant and equipment and goodwill on at least an annual basis. Through this process, the Company determined that certain asset values had become impaired and accordingly assets that were impaired were written down to their estimated recoverable amounts.

  The components of the impairment charges are as follows:

	2005	2004	2003
Goodwill impairment	$8.7	$12.4	$394.4
Impairment of property, plant and equipment
Aquarius	30.1	—	—
Fort Knox	141.8	—	—
Kubaka	—	25.1	—
Lupin	—	7.9	4.4
New Britannia	—	1.3	—
Round Mountain	—	—	2.7
La Coipa	—	—	2.9
Exploration projects and other assets	—	11.8	—
E-Crete	—	—	5.2
Impairment of investments and other assets
Other receivable	3.4	—	—
Loan receivable from joint venture partner	—	—	1.2
Marketable securities	—	—	0.2
Long-term investments	0.7	1.4	0.5

Total	$184.7	$59.9	$411.5

  In the fourth quarter of 2005, following a comprehensive review of its mining properties and investments on the basis set out in Note 3, the Company determined that the net recoverable amount of the Fort Knox mine was less than the net book value, resulting in a write-down of $141.8 million. During the year, a strategic review was conducted on the Fort Knox operation in light of higher electricity and fuel costs, the metallurgical performance at True North and the slope stability issues at the southwest wall of the pit. As a result of the review, True North and Gil were reclassified from reserves to resources and the Company elected to withdraw from the Ryan Lode project, which had previously been included in reserves. Design changes to the Fort Knox pit also contributed to the write-down. Also recorded in the fourth quarter of 2005 was a write-down of a long-term receivable relating to taxes.

  On December 7, 2005, the Company signed a letter of intent with St Andrew Goldfields to sell its interest in the Aquarius project in Timmins, Ontario for 100 million shares and 25 million in warrants. The transaction was approved by the Company's Board of Directors on December 21, 2005. The asset was written down to fair value less costs to sell and accordingly, an impairment of property, plant and equipment and goodwill of $36.8 million was recorded during 2005. The transaction is expected to close in 2006.

  In the fourth quarter of 2004, following a comprehensive review of its mining properties and investments on the basis set out in Note 3, the Company determined that the net recoverable amount of the Kubaka, Lupin and New Britannia mines was less than the net book value, resulting in a write-down of $34.3 million. In addition, the Gurupi exploration project in Brazil and the Norseman exploration project in Australia were also written down by $8.5 million.

  In the fourth quarter of 2003, following a comprehensive review of its investments and properties on the basis set out in Note 3, the Company determined that the net recoverable amount of its investment in E-Crete, a producer of aerated concrete located in Phoenix, Arizona, was less than the net book value. Accordingly, the Company recorded a $5.2 million write-down. In addition, the Company determined that a loan receivable from a joint venture partner was not collectible and required a further $1.2 million accrual.

  Other income (expense):

	2005	2004	2003
Interest income	$3.1	$5.6	$4.5
Interest expense	(6.8)	(5.1)	(11.6)
Foreign exchange losses	(14.0)	(13.3)	(34.0)
Sundry sales	—	1.3	6.6
Other	3.9	2.2	1.2
Non-hedge derivative (losses) gains	(3.2)	3.1	0.4
Loss on redemption of convertible debentures	—	—	(16.6)

	$(17.0)	$(6.2)	$(49.5)

  Consolidated Statements of Cash Flows

  Cash and cash equivalents:

	2005	2004	2003
Cash on hand and balances with banks	$33.4	$29.5	$89.8
Short-term deposits	64.2	18.4	156.0

	$97.6	$47.9	$245.8

  Interest and taxes paid:

	2005	2004	2003
Interest	$7.9	$2.4	$8.0
Income taxes	$7.3	$16.1	$7.0

7.     JOINT VENTURE INTERESTS

  The Company conducts a substantial portion of its business through joint ventures under which the venturers are bound by contractual arrangements establishing joint control over the ventures. The Company records its proportionate share of assets, liabilities, revenue and operating costs of the joint ventures. As at December 31, 2005 and 2004, the Company had interests in seven joint venture projects after consideration of the acquisition of the remaining 51% interest of the Paracatu Mine (see Note 5). As at December 31, 2003, the Company had interests in eight joint ventures after acquiring an interest in six joint ventures as a result of the combination with TVX and Echo Bay (see Note 5).

  Summary of joint venture information

2005	Porcupine	Refugio	Round Mountain	La Coipa	Crixás	Mussel- white	New Britannia	Total
Metal sales	$80.8	$14.6	$164.0	$60.3	$41.5	$34.9	$0.8	$396.9

Cost of sales	50.7	9.6	93.7	45.4	14.1	26.4	0.8	240.7
Accretion	11.8	0.2	1.8	0.4	0.1	0.1	3.3	17.7
Depreciation, depletion and amortization	14.8	0.2	39.5	15.8	12.3	12.5	—	95.1
Exploration	3.5	—	2.4	1.1	0.3	1.6	—	8.9
Impairment charges	—	—	—	—	3.4	2.0	—	5.4
Other operating costs	1.0	2.9	—	—	—	(0.1)	0.9	4.7

	81.8	12.9	137.4	62.7	30.2	42.5	5.0	372.5

Operating earnings (loss)	$(1.0)	$1.7	$26.6	$(2.4)	$11.3	$(7.6)	$(4.2)	$24.4

Current assets	$10.0	$15.3	$26.3	$13.3	$12.6	$4.1	$0.1	$81.7
Property, plant and equipment	88.0	72.4	55.6	70.6	45.3	86.3	—	418.2
Goodwill	—	—	86.5	71.4	38.0	29.0	—	224.9
Deferred charges and other assets	5.3	—	6.2	0.7	0.3	0.1	—	12.6

	103.3	87.7	174.6	156.0	96.2	119.5	0.1	737.4

Current liabilities	10.0	16.3	20.8	12.4	2.8	2.0	—	64.3
Long-term liabilities	25.0	13.7	23.2	14.0	20.6	2.7	3.2	102.4

	35.0	30.0	44.0	26.4	23.4	4.7	3.2	166.7

Net investment in joint ventures	$68.3	$57.7	$130.6	$129.6	$72.8	$114.8	$(3.1)	$570.7

Cash flow provided from (used in):
Operating activities	$20.6	$(5.0)	$66.0	$9.9	$25.8	$6.9	$(3.7)	$120.5

Investing activities	$(24.7)	$(26.2)	$(5.9)	$(4.7)	$(6.1)	$(5.7)	$0.3	$(73.0)

Financing activities	$—	$3.6	$—	$—	$—	$—	$—	$3.6

2004	Porcupine	Refugio	Round Mountain	Paracatu	La Coipa	Crixás	Mussel- white	New Britannia	Total
Metal sales	$78.8	$3.8	$154.1	$38.2	$59.0	$38.2	$32.1	$10.8	$415.0

Cost of sales	44.4	2.0	82.3	20.6	39.7	12.2	21.1	7.9	230.2
Accretion	2.3	—	1.9	0.5	0.4	0.1	0.1	(0.1)	5.2
Depreciation, depletion and amortization	22.7	—	43.3	9.5	16.8	12.8	12.5	—	117.6
Exploration	3.2	—	0.8	—	0.5	0.3	2.0	0.4	7.2
Impairment charges	—	—	—	2.1	—	—	—	1.3	3.4
Other operating costs	0.3	1.7	—	2.6	0.7	(0.1)	0.2	1.3	6.7

	72.9	3.7	128.3	35.3	58.1	25.3	35.9	10.8	370.3

Operating earnings (loss)	$5.9	$0.1	$25.8	$2.9	$0.9	$12.9	$(3.8)	$—	$44.7

Current assets	$9.6	$7.1	$31.6	$19.2	$16.4	$13.8	$3.7	$0.6	$102.0
Property, plant and equipment	75.3	43.0	86.3	451.2	74.1	50.9	92.2	—	873.0
Goodwill	—	—	86.5	65.5	71.4	38.0	31.0	—	292.4
Deferred charges and other assets	4.4	0.9	1.4	3.2	0.4	0.2	0.1	—	10.6

	89.3	51.0	205.8	539.1	162.3	102.9	127.0	0.6	1,278.0

Current liabilities	14.5	7.4	16.5	16.4	8.5	1.9	2.3	1.5	69.0
Long-term liabilities	11.8	13.4	26.0	77.2	13.8	21.2	2.0	0.6	166.0

	26.3	20.8	42.5	93.6	22.3	23.1	4.3	2.1	235.0

Net investment in joint ventures	$63.0	$30.2	$163.3	$445.5	$140.0	$79.8	$122.7	$(1.5)	$1,043.0

Cash flow provided from (used in):
Operating activities	$30.4	$0.6	$63.7	$13.3	$14.3	$25.8	$10.3	$2.2	$160.6

Investing activities	$(24.5)	$(44.3)	$(8.5)	$(15.7)	$(0.9)	$(3.6)	$(3.9)	$(0.5)	$(101.9)

Financing activities	$—	$13.0	$—	$—	$—	$—	$—	$—	$13.0

2003	Porcupine	Refugio	Round Mountain	Paracatu	La Coipa	Crixás	Mussel- white	New Britannia	Total
Metal sales	$83.0	$—	$131.9	$32.0	$51.5	$31.9	$22.5	$11.8	$364.6

Cost of sales	48.9	(0.1)	74.9	18.0	34.4	10.3	15.9	11.1	213.4
Accretion	2.3	(0.4)	1.6	0.5	0.3	0.1	0.1	1.1	5.6
Depreciation, depletion and amortization	24.9	—	45.0	9.8	17.9	12.3	11.2	2.6	123.7
Exploration	2.5	1.4	2.1	—	0.9	0.5	2.1	0.8	10.3
Impairment charges	—	—	89.9	99.4	68.8	42.5	53.9	1.2	355.7
Other operating costs	2.9	0.4	—	1.1	0.3	0.3	0.2	0.1	5.3

	81.5	1.3	213.5	128.8	122.6	66.0	83.4	16.9	714.0

Operating earnings (loss)	$1.5	$(1.3)	$(81.6)	$(96.8)	$(71.1)	$(34.1)	$(60.9)	$(5.1)	$(349.4)

Current assets	$9.5	$2.4	$27.3	$11.5	$10.7	$11.8	$6.3	$2.8	$82.3
Property, plant and equipment	70.9	1.5	125.2	193.3	90.4	59.8	100.5	—	641.6
Goodwill	—	—	86.5	65.5	71.4	38.0	31.0	—	292.4
Deferred charges and other assets	3.2	—	2.0	1.7	1.1	0.1	—	—	8.1

	83.6	3.9	241.0	272.0	173.6	109.7	137.8	2.8	1,024.4

Current liabilities	9.7	0.8	16.7	4.0	8.7	2.2	1.8	1.1	45.0
Long-term liabilities	8.8	4.2	26.3	86.9	26.1	23.2	1.7	1.6	178.8

	18.5	5.0	43.0	90.9	34.8	25.4	3.5	2.7	223.8

Net investment in joint ventures	$65.1	$(1.1)	$198.0	$181.1	$138.8	$84.3	$134.3	$0.1	$800.6

Cash flow provided from (used in):
Operating activities	$30.7	$(2.2)	$58.5	$16.4	$14.7	$20.6	$3.2	$—	$141.9

Investing activities	$(8.3)	$(1.5)	$(6.0)	$(5.0)	$(0.5)	$(3.1)	$(2.7)	$(1.1)	$(28.2)

Financing activities	$—	$—	$—	$—	$(0.7)	$(1.5)	$—	$—	$(2.2)

8.      FINANCIAL INSTRUMENTS

  The Company manages its exposure to fluctuations in commodity prices and foreign exchange rates by entering into derivative financial instrument contracts in accordance with the formal risk management policies approved by the Company's Board of Directors.

  Commodity risk management

  The profitability of the Company is directly related to the market price of gold and silver. From time to time, the Company may use spot deferred contracts and fixed forward contracts to hedge against the risk of falling commodity prices for a portion of its forecasted metal production. Spot deferred contracts are forward sale contracts with flexible delivery dates that enable management to choose to deliver into the contract on a specific date or defer delivery until a future date. However, if the delivery is postponed, a new contract price is established based on the old contract price plus a premium (referred to as "contango").

  From time to time, the Company sells call options as part of its overall strategy of managing the risk of changing metal prices. The option premium is received at the time call options are sold. If the gold price is higher than the call option strike price on the expiry date of the option, Kinross will either sell gold at the strike price of the option or enter into a spot deferred contract with a starting price equal to the strike price of the option. If the gold price is lower than the strike price of the call option at expiry, the option expires worthless.

  The Company may also purchase gold put options to protect against the risk of the gold price falling. The option premium is paid out at the time the put options are purchased. If the gold price is lower than the strike price of the put option on the expiry date, gold is sold at the strike price of the option. If the gold price is higher than the strike price of the put option, the option expires worthless.

  The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at December 31, 2005 are as follows:

Expected Year of Delivery	Call Options Sold (ounces)	Average Strike Price	Put Options Bought (ounces)	Average Strike Price
2006	255,000	$522	150,000	$250

Total	255,000	$522	150,000	$250

  Call Options

  As at December 31, 2005, the Company had 255,000 ounces of written gold call options outstanding for which the Company had recorded a $6.2 million unrealized loss. The Company had no written gold call options outstanding as at December 31, 2004.

  Put options

  As at December 31, 2005, the Company had acquired in the combination with TVX put options of 150,000 ounces of gold at a strike price of $250 per ounce (2004 — 300,000 ounces at a strike price of $250 per ounce). Changes in their fair value are recorded in current earnings.

  Spot Deferred Contracts

  The Company had no spot deferred contracts outstanding as at December 31, 2005. As at December 31, 2004, the Company had spot deferred contracts for the sale of 200,000 ounces of gold at an average price of $452 per ounce. While these contracts provide an economic hedge, they did not qualify for formal hedge accounting. As such, based on a December 31, 2004 spot price of $436 per ounce, a fair value unrealized gain of $3.0 million was included in revenue for the year ended December 31, 2004. These contracts were delivered into in the first quarter of 2005, realizing a premium of $25 per ounces against an average gold price of $427 per ounce, or a total of $4.9 million.

  As at December 31, 2003, the Company had spot deferred contracts hedging the sale of 175,000 ounces with a fair value unrealized loss of $24.1 million. Since these contracts qualified for hedge accounting this loss remained off balance sheet. Beginning January 1, 2004, on the application of AcG-13, these contracts, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. In addition, the unrealized loss of $24.1 million of which $4.7 million related to 2005 was to be recognized in earnings in connection with the original maturity date of the contracts. During the year ended December 31, 2004, the Company delivered 85,000 ounces into these contracts and financially closed out the remaining 90,000 ounces at a cost of $9.6 million. However, for accounting purposes, the January 1, 2004 deferred loss relating to the contracts with original maturity dates in 2005, totaling $4.7 million, remained deferred on the balance sheet as at December 31, 2004, and was recognized in earnings in the first half of 2005.

  As at December 31, 2005 and 2004, the Company has no derivative financial instruments outstanding relating to silver.

  Foreign currency risk management

  All sales revenues for the Company are denominated in U.S. dollars. The Company is primarily exposed to currency fluctuations relative to the U.S. dollar, on expenditures that are denominated in Canadian dollars, Russian rubles, Chilean pesos and Brazilian reais. These potential currency fluctuations could have a significant impact on the cost of producing gold and thereby, the profitability of the Company. This risk is reduced, from time to time, through the use of foreign exchange forward contracts to lock in the exchange rates on future foreign currency denominated cash outflows. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. The Company does not actively manage this exposure.

  As at December 31, 2005, the Company had foreign currency forward contracts to sell $6.0 million U.S. dollars and buy 14.8 million Brazilian reais at an average exchange rate of 2.47 over a nine-month period ending December 31, 2006. As at December 31, 2004, the Company had foreign currency forward contracts to sell U.S. dollars and buy Canadian dollars of CDN $14.3 million at an average exchange rate of 1.4322. These contracts matured over a six-month period ending June 30, 2005.

  The Company uses these fixed forward contracts to partially hedge its Canadian dollar and Brazilian real denominated general and administrative costs and mine operating costs. During 2005, the Company recognized a gain of $2.6 million from hedging against movements in the exchange rate against the U.S. dollar (2004 — gain of $2.9 million, 2003 — gain of $2.0 million). The gains in 2005 and 2004 have been netted against operating costs from the Company's Canadian mines and against Canadian general and administrative expenses.

  Beginning January 1, 2004, hedge contracts outstanding as at December 31, 2003, while still providing an economic hedge, failed to meet the requirements for formal hedge accounting. As such, changes in fair value from that point until maturity are included in current earnings. An unrealized gain of $1.8 million as at January 1, 2004 was recognized in earnings in connection with the original maturity date of the contracts. Of the total unrealized gains, $0.9 million related to contracts with original maturity dates in 2004 and $0.9 million related to 2005.

  Other risks

  The Company is exposed to interest rate risk on its variable rate debt. The Company is exposed to changes in crude oil prices as a result of diesel fuel consumption, primarily at its open pit mines. There were no derivative instruments related to interest rates or fuel prices outstanding as at December 31, 2005 or December 31, 2004. The Company did not engage in any interest rate hedging or fuel or energy hedging activity during 2005, 2004 or 2003.

  Credit risk management

  Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty is based on that counterparty's credit rating. At December 31, 2005, the Company's gross credit exposure was $0.1 million (2004 — $34.6 million).

  Fair values of financial instruments

  Carrying values for primary financial instruments, including cash and cash equivalents, short-term investments and other accounts receivable, marketable securities, certain long-term investments, accounts payable and accrued liabilities, approximate fair values due to their short-term maturities. The carrying value for long-term debt (other than redeemable retractable preferred shares and capital leases) approximates fair value primarily due to the floating rate nature of the debt instruments.

  Fair value estimates for derivative contracts are based on quoted market prices for comparable contracts and represent the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the market rates in effect at December 31. The following table represents the fair value gain (loss) relating to derivative contracts outstanding as at December 31:

	2005	2004
Gold forward sales contracts(a)	$—	$3.0
Call options sold(a)	$(6.2)	$—
Foreign currency contracts(b)	$0.1	$1.9

  (a)
  Based on a spot gold price of $513 and $436 per ounce as at December 31, 2005 and 2004, respectively.

  (b)
  Based on a Brazilian real exchange rate at December 31, 2005 of 2.3407 and a Canadian dollar exchange rate of 1.2036 and at December 31, 2004.

9.      LONG-TERM DEBT AND CREDIT FACILITIES

  Long-term debt

	Interest Rates	2005	2004
Corporate revolving credit facility	Variable	$140.0	$105.0
Refugio credit facility	Variable	5.5	—
Kubaka project-financing debt — EBRD loan	Variable	—	2.7
Fort Knox capital leases	5.0%-5.25%	0.6	2.1
Refugio capital leases	5.7%-6.2%	13.2	13.1

		159.3	122.9
Less: current portion		(9.4)	(6.0)

Long-term debt		$149.9	$116.9

  As of December 31, 2005, the long-term debt repayments for each of the years ending December 31 are as follows:

	2006	2007	2008	2009	2010	Total
Corporate revolving credit facility	$—	$—	$140.0	$—	$—	$140.0
Refugio credit facility	5.5	—	—	—	—	5.5
Fort Knox capital leases	0.6	—	—	—	—	0.6
Refugio capital leases	3.3	2.9	3.0	3.9	0.1	13.2

Total long-term debt payable	$9.4	$2.9	$143.0	$3.9	$0.1	$159.3

  Syndicated credit facility

  In December 2004, the Company replaced a $125.0 million credit facility with a three-year $200.0 million revolving credit facility. The Company borrowed $105.0 million under the new facility to satisfy a portion of the cost to purchase the remaining 51% interest in the Paracatu mine. The facility also provides credit support for letters of credit issued to satisfy financial assurance requirements, primarily associated with reclamation related activities.

  The credit agreement allowed for existing lenders to increase their exposure or new lenders to join up to an aggregate limit of $300.0 million. In February 2005, the limit was increased by $15.0 million, which the Company drew down on as a LIBOR loan for working capital purposes. In March 2005, the limit was increased by $10.0 million to allow for the issue of additional letters of credit. In April 2005, the outstanding limit was increased to $295.0 million and the maturity date extended to April 30, 2008. The assets of the Fort Knox mine and shares of certain wholly owned subsidiaries are pledged as collateral for this facility. The credit agreement can be drawn in U.S. or Canadian dollars and allows for up to seventy percent of the outstanding limit to be drawn in gold. The facility can be extended at each of the first two maturity dates by an additional year at the option of the lenders. Issue costs of $3.0 million were deferred on the balance sheet and are being amortized over the term of the new facility. At December 31, 2005, the balance of the unamortized deferred financing charges totaled $2.1 million.

  Pricing is dependent upon the ratio of the Company's net debt to operating cash flow. Assuming the Company maintains a leverage ratio less than 1.25, interest charges are as follows:

Type of Credit	Interest rates in credit facility
Dollar based Libor loan	LIBOR plus 1.00%
Letters of credit	1.00%
Bullion loan	Gold lease rate plus 1.25%
Standby fee applicable to unused availability	0.25%

  The credit agreement contains various covenants that include limits on indebtedness, distributions, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $727.9 million for 2005 and 2004, an interest coverage ratio of 4.5:1.0, net debt to operating cash flow of 3.0:1.0 and minimum proven and probable reserves of 6.0 million gold equivalent ounces.

  Refugio credit facility

  During 2005, ScotiaBank Sud Americano extended a $12.0 million credit facility to CMM, the Chilean company that owns the Refugio mine. Kinross owns 50% of CMM. The Company, along with its joint venture partner on the Refugio mine, Bema Gold Corporation, arranged for the credit facility to fund any additional CMM cash requirements. The Company is the guarantor of the agreement. Funds drawn on the facility are in the form of one-year promissory notes with a maturity date of one year and bear an interest rate of 30 day LIBOR plus 1.24%. Interest is payable every 90 days on all drawn amounts. As at December 31, 2005, CMM has drawn down $11.0 million on this facility. The Company's 50%, representing $5.5 million, is included in the financial statements under the current portion of long-term debt.

  Kubaka project financing debt — EBRD loan

  The $2.7 million loan from the European Bank for Reconstruction and Development ("EBRD") which was outstanding as at December 31, 2004 was repaid on December 15, 2005.

  Capital leases

  The Company has capital leases at its Refugio and Fort Knox mines. During 2005, the Company purchased $2.0 million (Kinross share) of equipment under capital leases at its Refugio mine, bringing the total of equipment under capital leases at the mine to $13.2 million, as at December 31, 2005. The capital leases have an interest rate that is based on the average U.S. federal SWAP rate plus 1.95%. At December 31, 2005, Fort Knox had equipment under capital lease totaling $0.6 million and the interest rate is based on the U.S. Prime Rate. The Company recorded interest expense related to the capital leases of $0.7 million, $0.9 million and $1.6 million for the years ended December 31, 2005, 2004 and 2003. Repayments on the Refugio lease end in 2010. The Fort Knox capital lease payments end in 2006. The underlying equipment secures these leases.

  For the years ended December 31, 2005 and 2004, the capital lease obligations are as follows:

	2005	2004
2005	$—	$4.2
2006	4.8	3.3
2007	3.4	3.3
2008	3.3	3.3
2009	4.1	3.5
2010	0.1	—

Total minimum lease payments	15.7	17.6
Less amount representing interest	1.9	2.4

Present value of net minimum lease payments	13.8	15.2
Current portion of obligations under capital lease	3.9	3.3

	$9.9	$11.9

  Echo Bay credit facility

  The Company assumed a $4.0 million cash collateralized credit facility in the business combination with Echo Bay. The purpose of this collateralized credit facility was to issue letters of credit to a surety underwriter who had underwritten surety bonds on Echo Bay properties. During 2004, $3.8 million in restricted cash was returned to the Company by the financial institution holding the credit facility and $0.2 million was posted with the surety underwriter, replacing the remaining letters of credit. The financial institution simultaneously cancelled the credit facility.

10.    RECLAMATION AND REMEDIATION OBLIGATIONS

  The Company's mining and exploration activities are subject to various laws and regulations for federal, regional and various international jurisdictions governing the protection of the environment. These laws and regulations are continually changing. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operations of mining property, plant and equipment.

  The Company recorded accretion expense of $56.0 million, $21.4 million and $9.0 million and depreciation expense of $7.9 million, $13.8 million and $8.9 million related to reclamation and remediation obligations and the related assets for the years ended December 31, 2005, 2004 and 2003, respectively. Included in the accretion expense for the year ended December 31, 2005 is $46.0 million which represents an increase in the estimated fair value of reclamation and remediation obligation to $175.9 million, as at December 31, 2005. The undiscounted amount of estimated cash flows, before inflation, to settle the reclamation and remediation obligations is approximately $211.4 million. The majority of the expenditures are expected to occur from 2006 to 2035. The credit adjusted risk-free rate used in estimating the site restoration cost obligation was 7%, 6% and 7% and the inflation rates used were 2.5%, 2% and 2% for the years ended December 31, 2005, 2004 and 2003, respectively.

  The following table provides a reconciliation of the reclamation and remediation obligations for the years ended December 31:

	2005	2004	2003
Balance at January 1	$131.7	$130.3	$69.5
Additions resulting from acquisitions(a)	—	5.4	65.6
Reclamation spending	(24.0)	(17.9)	(19.3)
Accretion and reclamation expense	56.0	21.4	9.0
Foreign exchange	—	0.8	2.3
Asset retirement cost	12.2	(6.7)	3.2
Other	—	(1.6)	—

Balance at December 31	$175.9	$131.7	$130.3

  (a)
  Reflects the 2004 acquisition of remaining 51% of Paracatu and 2003 acquisitions of TVX and Echo Bay as well as the increase in ownership of Kubaka.

  Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations. While there were no assets that were legally restricted for purposes of settling reclamation and remediation obligations as at December 31, 2005, letters of credit totaling $110.3 million had been issued to various regulatory agencies to satisfy financial assurance requirements for this purpose. The letters of credit were issued against the Company's credit facility.

11.    CONVERTIBLE DEBENTURES

  On December 5, 1996, the Company issued unsecured subordinated convertible debentures in the aggregate principal amount of $146.0 million (CDN $200.0 million). The debentures bore interest at 5.5% per annum, matured on December 5, 2006, and, at the holders' option, were convertible into common shares of the Company at a conversion price of CDN $40.05 per share, being a rate of 24.9687 common shares per CDN $1,000 principal amount of debentures. Interest was payable in cash; however, the Company had the right to settle the principal amount by the issuance of common shares. On or after December 31, 2001, the debentures were redeemable at par plus accrued and unpaid interest.

  During 2005, the Company adopted a change in accounting treatment as outlined in Section 3860 (see Note 2). The Convertible debentures were bifurcated into a principal and an option component for accounting purposes. The principal component was recorded as debt and the option component recorded as equity. The principal component was accreted over the life of the convertible debentures through periodic charges to expense.

  On September 29, 2003, Kinross redeemed all of the outstanding convertible debentures at par plus accrued interest. The total payment was $146.8 million (CDN $198.3 million), comprised of the principal amount of $144.8 million (CDN $195.6 million) and accrued interest of $2.0 million (CDN $2.7 million). The Company recognized a net gain on redemption of $15.4 million, which was apportioned between the principal and option components, based on their relative fair values compared to their carrying values. The Company recorded a loss on the principal component of $16.6 million which is recorded in other expense and a gain on the option component of $32.0 million which is recorded in accumulated deficit.

  As at December 31, 2005 and 2004, there are no outstanding debentures.

12.    REDEEMABLE RETRACTABLE PREFERRED SHARES

  The redeemable retractable preferred shares entitle the holder to receive a CDN $0.80 per share fixed cumulative annual preferential cash dividend, payable in equal quarterly installments and is entitled at any time to convert all or any part of the redeemable retractable preferred shares into common shares on the basis of 2.7518 common shares for each redeemable retractable preferred share so converted, subject to anti-dilution adjustments. The Company may at any time redeem, upon a minimum thirty day notice, all or any part of the redeemable retractable preferred shares at a price of CDN $10.00 per share, together with unpaid dividends accrued to the date of redemption. The holder of the redeemable retractable preferred shares is entitled to require the Company to redeem for cash all or any part of the redeemable retractable preferred shares at this price. These redeemable retractable preferred shares are outstanding and held by a former senior officer and director of the Company. As at December 31, 2005 and 2004, the redeemable preferred shares outstanding were 311,933. During 2004, 72,680 redeemable retractable preferred shares were converted into 200,001 common shares of the Company. There were no conversions during 2005. See Note 24 (b) Subsequent events for further discussion.

13.    CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY

  The convertible preferred shares of subsidiary company were comprised of 1,835,777 shares of $3.75 Series B Convertible Preferred Shares of Kinam ("Kinam Preferred Shares"). The Kinam Preferred Shares are exchangeable into common shares of the Company at a conversion price of $30.92 per share (equivalent to a conversion rate of 1.6171 common shares for each Kinam Preferred Share), subject to adjustment in certain events.

  The Kinam Preferred Shares are redeemable at the option of the Company at anytime on or after August 15, 1997, in whole or in part, for cash initially at a redemption price of $52.63 per share declining ratably annually to $50.00 per share on or after August 15, 2004, plus accrued and unpaid dividends.

  Annual cumulative dividends of $3.75 per share are payable quarterly on each February 15, May 15, August 15 and November 15, as and if declared by Kinam's Board of Directors. No dividends were declared or paid on the Kinam Preferred Shares during 2005, 2004 or 2003. Dividend payments on these shares were suspended in accordance with their terms in August 2000 and continue to remain suspended. The cumulative dividends in arrears on the Kinam Preferred Shares owned by non-affiliated shareholders of $4.2 million and $3.4 million as at December 31, 2005 and 2004, respectively, have been accrued and included in the carrying value of the convertible preferred shares of subsidiary company. These convertible preferred shares are also considered as a form of non-controlling interests.

  During 2005, 506 Kinam Preferred Shares, net of adjustments, were exchanged into 1,000 common shares of the Company. During 2004, 1,722 Kinam Preferred Shares were exchanged into 2,781 common shares of the Company. During 2003, 14,700 Kinam Preferred Shares were acquired at $18.00 per share and a further 1,645 Kinam Preferred Shares were exchanged into 2,657 common shares of the Company. There were 204,955, 205,461 and 207,183 Kinam Preferred Shares held by non-affiliated shareholders as at December 31, 2005, 2004 and 2003, respectively. If all the Kinam Preferred Shares owned by non-affiliated shareholders were exchanged, an additional 331,284 common shares of the Company would be issued.

14.    COMMON SHARE CAPITAL AND COMMON SHARE PURCHASE WARRANTS

  The authorized share capital of the Company is comprised of an unlimited number of common shares. A summary of common share transactions for each of the years in the three-year period ended December 31, 2005 is as follows:

	2005		2004		2003
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
	(000's)		$(000's)		$(000's)	$
Common shares
Balance, January 1(a)	345,066	$1,766.4	345,638	$1,774.1	136,201	$1,049.1
Issued (cancelled):
Repurchase and cancellation of shares	—	—	(1,609)	(11.8)	—	—
Reduction of stated capital	—	—	—	—	—	(761.4)
Acquisition of TVX	—	—	—	—	93,931	670.7
TVX options assumed	—	—	—	—	—	6.8
Acquisition of Echo Bay	—	—	—	—	83,903	599.1
Echo Bay options assumed	—	—	—	—	—	1.5
Common share offering	—	—	—	—	23,000	145.9
Under employee share purchase plan	213	1.4	218	1.4	138	1.0
Under stock option and restricted share plan	137	0.5	616	3.2	1,736	6.1
Expiry of TVX and Echo Bay options	—	(0.1)	—	(1.1)	—	(0.4)
Expiry of Echo Bay warrants	—	—	—	—	—	(0.2)
Conversions:
Echo Bay warrants	—	—	—	—	6,727	55.9
Kinam Preferred Shares	1	—	3	—	2	—
Redeemable retractable preferred shares	—	—	200	0.6	—	—

Balance, December 31	345,417	$1,768.2	345,066	$1,766.4	345,638	$1,774.1

Common share purchase warrants(b)
Balance, January 1	8,333	$9.4	8,333	$9.4	8,333	$9.4
Upon acquisition of TVX and Echo Bay	—	—	—	—	6,794	21.0
Exercise/expiry of TVX and Echo Bay warrants	—	—	—	—	(6,794)	(21.0)

Balance, December 31	8,333	$9.4	8,333	$9.4	8,333	$9.4

Total common share capital		$1,777.6		$1,775.8		$1,783.5

  (a)
  On January 28, 2003, the shareholders of the Company authorized the consolidation of one consolidated common share for every three old common shares of the issued and outstanding common shares of the Company. The consolidation was made effective on January 31, 2003. All share capital, share and option data for 2002 and January 2003 in the accompanying consolidated financial statements and notes have been retroactively revised to reflect this share consolidation (see Note 3).

  (b)
  On December 5, 2002, the Company issued 16.6 million common shares and 25.0 million common share purchase warrants, for total proceeds, before costs of issue, of $97.7 million. Three common share purchase warrants can be exercised on or before December 5, 2007 for one common share at an exercise price of CDN $15.00. The fair value of the common share purchase warrants was $9.4 million.

  On November 26, 2004, the Company held a special meeting of its shareholders and approved an amendment to the Company's articles to effect a consolidation (reverse split) of its common shares on a 100:1 basis, followed by an immediate deconsolidation (split) of such shares on a 1:100 basis. The effective date for the consolidation was December 5, 2004 and with the deconsolidation to follow immediately on December 6, 2004 to allow Kinross common shares to begin trading under its new CUSIP number. Shareholders holding less than 100 pre-consolidation shares received a cash payment of CDN $9.71 or US $8.19 per share (equal to the weighted average trading price per share on the Toronto Stock Exchange for the five trading days prior to November 26, 2004). Shareholders holding 100 or more pre-consolidation shares were not affected by the consolidation/deconsolidation except for the change in CUSIP numbers. As a result of this transaction, the Company repurchased 1,608,844 of its common shares for $11.8 million.

  During November 2003, the Company issued 6.7 million common shares from treasury upon the exercise of Echo Bay warrants assumed on the acquisition of Echo Bay resulting in an increase in common share equity of $55.9 million. This increase was comprised of $21.0 million being the fair value of warrants assumed at acquisition and $34.9 million of cash received on the exercise date.

  On August 28, 2003, the Company issued 23.0 million common shares from treasury for total proceeds, before costs of issue, of $152.5 million. The net proceeds from the offering were used to redeem Kinross' outstanding 5.5% convertible unsecured subordinated debentures (see Note 11).

  On January 31, 2003, the Company issued 93.9 million common shares from treasury to effect a combination with TVX under a plan of arrangement whereby shareholders of TVX received 2.1667 common shares of the Company for each TVX common share. Also pursuant to the arrangement, the Company issued 83.9 million common shares from treasury to effect a combination with Echo Bay whereby shareholders of Echo Bay received 0.1733 common shares of the Company for each Echo Bay common share. The aggregate fair value of the Company's common shares issued with respect to these acquisitions was $1,269.8 million (see Note 5). At the same meeting, the shareholders of the Company approved the elimination of the Company's accumulated deficit balance of $761.4 million at December 31, 2002 through a reduction in the Company's stated share capital.

15.  STOCK-BASED COMPENSATION

  Stock-based compensation recorded during the years ended December 31 was as follows:

	2005	2004	2003
Stock option plan expense	$2.7	$1.4	$—
Employer portion of stock purchase plan	0.5	0.5	0.5
Restricted share plan expense	1.3	0.7	—
Deferred share units expense	0.4	0.3	0.1

Total stock-based compensation	$4.9	$2.9	$0.6

  Share purchase plan

  The Company has an employee share purchase plan whereby employees of the Company have an opportunity to purchase common shares. The plan allows employees to contribute up to a maximum of 10% of their annual base salary. In 2003, the Company matched 100% of the employee's contributions. Beginning in 2004, the Company began matching 50% of the employees' contributions. Each quarter, the Company issues from treasury common shares equal to the employees' contribution and the Company's contribution. The common shares are purchased based on the average of the last twenty trading sessions prior to the end of the quarter. The number of shares issued by the Company and the weighted average of the price per share for the years ending December 31 is as follows:

	2005	2004	2003
Kinross Gold Corporation common shares issued	213	218	138
Weighted-average price of shares issued	$6.89	$6.36	$7.28

  Restricted share plan

  On February 15, 2001, the Company adopted a restricted share plan. The restricted share plan provides that restricted share rights may be granted to employees, officers, directors and consultants of the Company. A restricted share right is exercisable into one common share entitling the holder to acquire the common share for no additional consideration. Restricted share rights vest over a three-year period. The remaining maximum number of common shares issuable under the restricted share plan is currently 772,546. There were 457,547 and 567,464 restricted share rights granted and outstanding as at December 31, 2005 and 2004, respectively.

  Deferred share unit plan

  On October 1, 2003, the Company adopted a Deferred Share Unit ("DSU") Plan for its outside directors. The DSU plan provides that each outside director receives, on the date in each quarter which is two business days following the publication by the Company of its earnings results for the previous quarter, (or year in the case of the first quarter), that number of DSU's having a value equal to 50% of the compensation of the outside director for the current quarter. The number of DSU's granted to an outside director is based on the closing price of the Company's common shares on the Toronto Stock Exchange on the business day immediately preceding the date of grant. At such time as an outside director ceases to be a director, the Company will make a cash payment to the outside director, equal to the market value of a Kinross common share on the date of departure, multiplied by the number of DSU's held on that date. There were 95,845 and 57,409 DSU's outstanding as at December 31, 2005 and 2004, respectively.

  Stock option plan

  The Company has a stock option plan for directors, officers and employees, enabling them to purchase common shares. The total number of options outstanding at any time cannot exceed 10% of the total number of outstanding common shares. Each option granted under the plan is for a maximum term of five years and for options granted before July 20, 2000, one-third of the options are exercisable each year, commencing one year after the date of grant. For options granted between July 20, 2000 and September 19, 2001, one-half of the options are exercisable immediately and one-half of the options granted are exercisable on or after the first anniversary date of such grant. For options granted to the Chairman, President and Directors subsequent to September 19, 2001, one-third of the options are exercisable each year commencing one year after the date of grant. For options granted to all other officers and employees subsequent to September 19, 2001, one-half of the options are exercisable each year commencing one year after the date of grant. Effective November 24, 2003, one-third of the options are exercisable each year commencing one year after the date of grant. The exercise price is determined by the Company's Board of Directors at the time the option is granted, subject to regulatory approval and may not be less than the closing market price of the common shares on the last trading day prior to the grant of the option. The stock options outstanding at December 31, 2005 expire at various dates to 2010. As at December 31, 2005, 3,216,130 common shares, in addition to those outstanding at year end, were available for granting of options.

  In November 2001, the CICA issued Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), which was revised in November 2003. Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants common shares, stock options or other equity instruments, or incurs liabilities based on the price of common shares or other equity instruments. Section 3870 outlines a fair value based method of accounting required for stock-based transactions, effective January 1, 2002 and applied to awards granted on or after that date.

  The adoption of the fair value based method for all awards impacted the Company's method of accounting for stock options. As a result, stock option compensation (pre-tax) of $2.5 million was recorded as a cumulative effect of the adoption as an adjustment to the opening accumulated deficit as at January 1, 2004, in the consolidated statements of common shareholders' equity and on adoption $0.2 million was recorded as an increase in the value of common shares on the exercise of options.

  A summary of the status of the stock option plan as at December 31, 2005, 2004, and 2003, and changes during the years ended on those dates, is as follows:

	2005	2004	2003
	(000's)	(000's)	(000's)
Outstanding at January 1	3,497	3,452	3,319
Exercised	(133)	(579)	(1,736)
Granted	—	1,229	712
Options assumed on acquisition	—	—	2,116
Cancelled	(990)	(605)	(959)

Outstanding at December 31	2,374	3,497	3,452

  The following table summarizes information about the stock options outstanding and exercisable at December 31, 2005:

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average exercise price	Weighted average remaining contractual life	Number exercisable	Weighted average exercise price
	(000's)	($)	(years)	(000's)	($)
$1.62 - $2.42	5	$1.62	—	5	$1.62
$2.43 - $3.65	281	$2.81	0.8	281	$2.81
$3.66 - $5.49	3	$5.25	1.8	3	$5.25
$5.50 - $8.25	1,033	$7.08	2.6	788	$5.27
$8.26 - $12.39	932	$8.33	3.9	333	$3.00
$12.40 - $82.34	120	$36.11	1.4	120	$36.11

	2,374	$8.51	2.8	1,530	$6.72

  The following weighted average assumptions were used in computing the fair value of stock options for the following years:

	2005(a)	2004	2003
Black-Scholes weighted-average assumptions
Expected dividend yield	—	0.0%	0.0%
Expected volatility	—	40.4%	68.2%
Risk-free interest rate	—	3.2%	3.2%
Expected option life in years	—	3.5	5.0
Weighted average fair value per stock option granted	—	$3.18	$6.31

  (a)
  There were no stock options granted in 2005; therefore, there is no value assigned to any options.

16.  EARNINGS (LOSS) PER SHARE

  As a result of the net loss for the years ended December 31, 2005, 2004 and 2003, diluted earnings per share was calculated using the basic weighted average shares outstanding because to do otherwise would have been anti-dilutive.

17.  INCOME AND MINING TAXES

  The following table shows the recovery of (provision for) income and mining taxes:

	2005	2004	2003
Income taxes
Current
Canada(a)	$(0.5)	$(0.5)	$(0.6)
Foreign	(1.3)	(17.3)	(16.2)
Future
Canada	—	—	—
Foreign	5.7	28.2	11.4
Mining taxes
Current — Canada	(0.3)	—	—
Future — Canada	9.3	1.1	1.3

Total	$12.9	$11.5	$(4.1)

  (a)
  Represents Large Corporations Tax.

  The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2005		2004		2003
Combined statutory income tax rate	(34.1%	)	(39.1%	)	(39.1%	)
Decrease (increase) resulting from:
Mining taxes	(4.1%	)	(1.4%	)	(0.3%	)
Resource allowance and depletion	(4.7%	)	(16.3%	)	(0.6%	)
Difference in foreign tax rates	(2.6%	)	(23.6%	)	1.2%
Benefit of losses not recognized	40.0%		64.2%		39.7%
Other	(0.2%	)	0.7%		0.0%

Effective tax rate	5.7%		(15.5%	)	0.9%

  The following information summarizes the principal temporary differences and the related future tax effect:

	2005	2004
Future tax assets — gross
Accrued expenses and other	$15.9	$18.9
Reclamation and remediation obligations	36.8	36.0
Alternative minimum tax credits	23.8	11.3
Non-capital loss carryforwards	318.5	306.4
Inventory capitalization	0.4	0.3
Property, plant and equipment	140.3	111.1

Gross future tax assets	535.7	484.0
Valuation allowance	(521.2)	(423.5)

	14.5	60.5
Future tax liabilities — gross	—
Property, plant and equipment	144.1	180.4

Gross future tax liabilities	144.1	180.4

Net future tax liabilities	$129.6	$119.9

  (a)
  At December 31, 2005, the Company has Canadian losses carried forward of approximately $171.4 million that expire in 2006 through 2015, including approximately $93.4 million that are limited in their deduction to income from specific operations.

  (b)
  At December 31, 2005, the Company has U.S. net operating loss carry forwards of approximately $615.7 million and alternative minimum tax net operating losses of approximately $350.7 million expiring in 2006 through 2023. The use of the U.S. loss carry forwards will be limited in any given year as a result of previous changes in ownership of the Company.

  (c)
  At December 31, 2005, the Company has Chilean net operating loss carry forwards of approximately $179.8 million that do not expire.

  (d)
  At December 31, 2005, the Company has Australian net operating loss carry forwards of approximately $14.2 million that do not expire.

  (e)
  During 2005, the Chilean Congress passed a tax bill enacting a maximum 5% tax on mine operating profits, effective January 1, 2006. MDO, the operator of the La Coipa mine, has opted out of its DL600 tax stability clause and applied for an invariable tax rate of 4% for a period of 12 years. CMM, the operator of the Refugio mine, continues to operate under its DL600 tax stability agreement. As such, the new mining tax will not apply to Refugio unless CMM elects to opt out of its DL600 tax stability clause in the future. The final regulations relating to the new mining tax have yet to be issued, thus the Company cannot determine the exact impact of the change at this time.

18.  SEGMENTED INFORMATION

  The Company operates primarily in the gold mining industry. Its activities include gold production, exploration for gold and the acquisition of gold properties. The Company's primary mining operations are in North America, South America and Russia and are supported by three corporate offices, one each in Canada, the United States and Brazil. The Company's major product is gold. Segments are operations reviewed by the Chief Operating Decision Maker (Chief Executive Officer). Reportable segments are identified based on quantitative thresholds, which are those operations whose revenues, earnings (loss) or assets are greater than 10% of the total consolidated revenues, earnings (loss) or assets of all the reportable segments. In addition, the Company considers qualitative factors, such as which operations are considered to be significant by the Chief Operating Decision Maker. Less significant properties that are either producing or in development prior to commercial production are classified as Other operations. Operations under care and maintenance or shutdown (properties in the reclamation phase), less significant non-mining operations and other operations not meeting these thresholds are included in Corporate and other. At December 31, 2005, the Company's reportable segments reflect reduced management focus such as Kubaka, which is now classified within Other operations and properties in care and maintenance or disposed such as Lupin, New Britannia and Aquarius which are now part of Corporate and other. Prior year segment information has been revised to reflect the 2005 classifications.

  Operating results by segments:

  The following tables set forth information by segment for the following periods:

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Impairment	Other(c)	Segment earnings (loss)
For the year ended December 31, 2005:
Operating segments
Fort Knox	$143.1	$88.1	$1.1	$34.8	$0.6	$141.8	$0.8	$(124.1)
Round Mountain	164.0	93.7	1.8	39.5	2.4	—	—	26.6
La Coipa	60.3	45.4	0.4	15.8	1.1	—	—	(2.4)
Crixas	41.5	14.1	0.1	12.3	0.3	3.4	—	11.3
Paracatu	79.0	50.0	0.7	17.0	5.2	—	0.7	5.4
Musselwhite	34.9	26.4	0.1	12.5	1.6	2.0	—	(7.7)
Porcupine Joint Venture	80.8	50.7	11.8	14.8	3.5	—	0.9	(0.9)
Other operations	114.3	73.4	9.6	18.6	2.7	—	9.2	0.8
Corporate and other(e)	7.6	6.3	30.4	2.4	9.2	37.5	42.0	(120.2)

Total	$725.5	$448.1	$56.0	$167.7	$26.6	$184.7	$53.6	$(211.2)

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Impairment	Other(c)	Segment earnings (loss)
For the year ended December 31, 2004:
Operating segments
Fort Knox	$143.9	$89.2	$1.3	$35.9	$0.6	$—	$0.3	$16.6
Round Mountain	154.1	82.3	1.9	43.3	0.8	—	—	25.8
La Coipa	59.0	39.7	0.4	16.8	0.5	—	0.7	0.9
Crixas	38.2	12.2	0.1	12.8	0.3	—	—	12.8
Paracatu(d)	38.2	20.6	0.5	9.5	—	2.1	2.6	2.9
Musselwhite	32.1	21.1	0.1	12.5	2.0	—	0.2	(3.8)
Porcupine Joint Venture	78.8	44.4	2.3	22.7	3.2	—	0.5	5.7
Other operations	95.0	60.2	0.8	18.7	5.0	42.5	4.7	(36.9)
Corporate and other(e)	27.5	32.7	14.0	(2.1)	8.0	15.3	51.5	(91.9)

Total	$666.8	$402.4	$21.4	$170.1	$20.4	$59.9	$60.5	$(67.9)

	Metal sales	Cost of sales(a)	Accretion	DD&A(b)	Exploration	Impairment	Other(c)	Segment earnings (loss)
For the year ended December 31, 2003:
Operating segments
Fort Knox	$136.3	$90.3	$0.6	$36.0	$2.4	$—	$—	$7.0
Round Mountain	131.9	74.9	1.6	45.0	2.1	89.9	—	(81.6)
La Coipa	51.5	34.4	0.3	17.9	0.9	68.8	—	(70.8)
Crixas	31.9	10.3	0.1	12.3	0.5	42.5	—	(33.8)
Paracatu(d)	32.0	18.0	0.5	9.8	—	99.4	1.1	(96.8)
Musselwhite	22.5	15.9	0.1	11.2	2.1	53.9	0.2	(60.9)
Porcupine Joint Venture	83.0	48.9	2.3	24.9	2.5	—	2.9	1.5
Other operations	60.7	29.8	(0.3)	16.7	5.4	—	2.5	6.6
Corporate and other(e)	22.1	39.5	3.8	(1.1)	8.4	57.0	5.3	(90.8)

Total	$571.9	$362.0	$9.0	$172.7	$24.3	$411.5	$12.0	$(419.6)

  (a)
  Cost of sales excludes accretion, depreciation, depletion and amortization.

  (b)
  Depreciation, depletion and amortization is referred to as "DD&A" in the tables above.

  (c)
  Other includes Other operating costs, General and administrative expenses and (Gain) on disposals of assets.

  (d)
  The acquisition of Paracatu was completed on December 31, 2004. Therefore, the Company's 49% proportionate share of Paracatu's operating results have been included for the year ended December 31, 2004.

  (e)
  Includes corporate, shutdown operations and other non-core operations.

  Segment assets and Capital expenditures:

  The following table details the segment assets and capital expenditures for the following years:

	Segment assets		Capital expenditures
	As at December 31,		Years ended December 31,
	2005	2004	2005	2004	2003
Operating segments
Fort Knox	$161.4	$284.2	$44.6	$58.7	$26.5
Round Mountain	174.6	205.8	5.9	8.8	5.7
La Coipa	156.0	162.3	4.9	1.0	0.5
Crixas	96.2	102.9	6.2	3.6	3.2
Paracatu(a)	550.9	539.1	21.3	5.8	5.2
Musselwhite	119.5	127.0	5.7	3.9	2.7
Porcupine Joint Venture	103.3	89.3	24.7	24.5	8.3
Other operations(c)	211.3	189.6	28.1	62.0	12.6
Corporate and other(b)(c)	124.9	134.0	1.0	1.2	8.7

Total	$1,698.1	$1,834.2	$142.4	$169.5	$73.4

  (a)
  Segment assets reflect the 100% interest in the assets of Paracatu as a result of the acquisition of the remaining 51% interest in the Paracatu mine.

  (b)
  Includes Corporate, shutdown operations and other non-core operations. Also includes $63.5 million and $14.4 million in cash and cash equivalents held at the Corporate level as at December 31, 2005 and December 31, 2004, respectively.

  (c)
  Included in these categories during 2004 were Aquarius (Other operations), Norseman and E-Crete (Corporate and other). Norseman and E-Crete were subsequently sold during 2005.

  Metal sales and Property, plant and equipment by geographical regions:

	Metal sales			Property, plant & equipment
	Years ended December 31,			As at December 31,
	2005	2004	2003	2005	2004(a)
Geographic information:
United States	$338.8	$335.6	$268.2	$173.8	$351.4
Canada	123.3	138.4	127.6	195.2	217.8
Brazil	120.5	76.4	63.9	552.7	547.1
Chile	74.9	62.8	51.5	143.0	117.1
Russia	68.0	53.6	60.7	—	9.0
Other	—	—	—	—	1.7

Total	$725.5	$666.8	$571.9	$1,064.7	$1,244.1

  (a)
  Property, plant and equipment reflect the 100% interest in the assets of Paracatu as a result of the acquisition of the remaining 51% interest in the Paracatu mine.

  The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. For the year ended December 31, 2005, sales to four customers totaled $183.8 million, $96.0 million, $93.2 million and $71.8 million. For the year ended December 31, 2004, sales to four customers totaled $190.2 million, $108.5 million, $98.5 million, and $88.4 million. For December 31, 2003, sales to three customers totaled $139.9 million, $121.4 million and $96.2 million.

19.  EMPLOYEE PENSION AND POST-RETIREMENT BENEFIT PLANS

  Defined contribution pension and retirement plans

  The Company has several defined contribution pension and retirement plans covering substantially all employees in North America and certain foreign countries. Under these plans, the Company either contributes a set percentage of the employee's salary or matches a percentage of the employee's contributions. The employees are able to direct the contributions into a variety of investment funds offered by the plans.

  In 2004, the Company adopted an Executive Retirement Allowance Plan ("ERAP") to bring the Company's retirement arrangements for executives in line with industry standards. Executives, both in the U.S. and Canada, participating in the ERAP are unable to participate in the Company's other retirement plans. The Company has set up a letter of credit for the ERAP plan of $1.8 million. As of December 31, 2005, the liability associated with this plan was $2.0 million.

  The Company's expense related to these plans was $7.1 million in 2005, $6.0 million in 2004, and $3.9 million in 2003.

  Defined benefit pension plans

  In Canada, the Company had a defined benefit pension plan covering the former employees of the Macassa mine. The plan was in the process of being wound up effective November 30, 2001. The Financial Services Commission of Ontario approved the wind up report early in 2003 and benefits were partially settled in 2003, 2004 and 2005. The final wind up was delayed until December 2005 due to the inability to locate some plan participants to determine whether they will receive lump sums or annuitize their entitlements. All benefits were settled by the purchase of an annuity which is being maintained by a third party benefits provider and this absolves the Company of any financial responsibility to the remaining plan members who have not been contacted.

  In the United States, defined benefit plans cover former employees of the Candelaria and DeLamar mines, and certain U.S. employees of the mines previously owned by Kinam. Prior to the Kinam acquisition, all employees in the U.S. employed by Kinam were covered by a non-contributory defined benefit pension plan. That plan was frozen on June 1, 1998, and all active employees were transferred into the Company's defined contribution pension plan. Benefits under these plans are based on either the employees' compensation prior to retirement or stated amounts for each year of service with the Company. The Company makes annual contributions to the U.S. plans in accordance with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA).

  The date of the actuarial valuation was December 31, 2005.

  Other benefit plans

  The Company provides certain health care benefits to retired employees in the United States. The retiree plan covers the former employees of the Candelaria and DeLamar mines as well as former Kinam employees. Following the acquisition of the Candelaria and DeLamar mines in August 1993, that retiree plan was frozen and employees who retired after August 1993, were not eligible to participate in the plan. Following the merger with Kinam in June 1998 that retiree plan was also frozen and employees, who retired after June 1998, were not eligible to participate in the plan, absent special circumstances. The post-retirement health plans are contributory in certain cases based upon years of service, age and retirement date. The Company does not fund post-retirement benefits other than pensions and may modify the plan provisions at its discretion.

  The following tables summarize the change in benefit obligations and fair value of assets as at December 31:

	Defined benefit plans		Other benefits
	2005	2004	2005	2004
Change in benefit obligation
Benefit obligation, beginning of year	$13.0	$12.1	$2.6	$2.9
Interest costs	0.8	0.7	0.2	0.1
Plan participants' contributions	—	—	0.1	0.1
Actuarial loss (gain)	1.6	0.7	0.6	(0.2)
Benefits paid	(0.5)	(0.5)	(0.4)	(0.3)

Benefit obligation, end of year	$14.9	$13.0	$3.1	$2.6

Change in plan assets
Fair value of plan assets, beginning of year	$10.6	$10.5	$—	$—
Actual return on plan assets	0.7	0.6	—	—
Employer contributions	—	—	0.3	0.2
Plan participant contributions	—	—	0.1	0.1
Benefits paid	(0.5)	(0.5)	(0.4)	(0.3)

Fair value of plan assets, end of year	$10.8	$10.6	$—	$—

Funded status	(4.1)	(2.4)	(3.1)	(2.6)
Unrecognized net actuarial loss	4.4	3.1	0.7	—
Unrecognized prior service cost	—	—	—	—

Net amount recognized	$0.3	$0.7	$(2.4)	$(2.6)

  The following table summarizes components of net periodic pension expense for the years December 31:

	Defined benefit plans			Other benefits
	2005	2004	2003	2005	2004	2003
Interest cost	$0.8	$0.7	$0.7	$0.2	$0.1	$0.2
Expected return on plan assets	(0.6)	(0.6)	(0.8)	—	—	—
Amortization of actuarial loss	0.2	0.2	0.1	—	—	—

Net periodic cost	$0.4	$0.3	$—	$0.2	$0.1	$0.2

  The following table summarizes the assumptions used in measuring the Company's benefit obligation:

	Defined benefit plans		Other benefits
	2005	2004	2005	2004
Discount rate	5.75%	6.00%	5.60%	6.00%
Expected long-term return on plan assets	7.00%	6.00%	7.00%	6.00%
Rate of compensation increase	n/a	n/a	n/a	n/a

  The expected long-term rate of return on assets was determined using a weighted average calculation for the various investments of the plans. This weighted average is based on the expected yield on bonds, based on the Moody's AA year end rate, on current short-term investment rates, the yield on cash investments, and for equities, based on current forecasts and the plans' historical return on equities. In 2005 and 2004, this weighted average was determined to be 7% and 6%, respectively.

  The following table summarizes the assumed health care trend rates at December 31:

	2005	2004
Health care cost trend rate assumed for next year	9.95%	10.25%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.50%	5.50%
Year that the rate reaches the ultimate trend rate	2018	2018

  The assumed health care cost trend rates can have a significant effect on the amounts reported for the health care plans:

	2005	2004
Effect on total of service and interest cost
1% increase	$—	$—
1% decrease	$—	$—
Effect on post-retirement benefit obligation
1% increase	$0.4	$0.3
1% decrease	$(0.3)	$(0.3)

  Plan assets

  The allocation of plan assets is set forth in the Investment Policy Statement. The Investment Policy Statement delegates authority to the Kinross Gold U.S.A., Inc. Employee Benefits Committee (the "Committee") to maintain and establish investment policies relating to the defined benefit and defined contribution pension plans. The Kinross Gold U.S.A., Inc. Board of Directors approves these policies and any changes to these policies.

  In 2004, the Committee requested an actuarial evaluation of the feasibility and advisability of terminating the DeLamar\Candelaria Retirement Plan and the Retirement Plan for Non-Exempt Employees of AMAX Gold (collectively, the "Plans") on behalf of Kinross Gold U.S.A., Inc. and Kinam Gold, Inc., the companies that sponsor the respective Plans. The companies, as sponsor of the respective Plans, ultimately determine whether or not to terminate the Plans. During the evaluation period and pending receipt of analysis regarding termination of the Plans, investments did not conform to the written investment policy and guidelines established for the Plans. The Plans remained in fixed income and cash positions so as to be in a position to readily liquidate Plan assets in the event a termination occurred. In November 2004, following the conclusion of the evaluation, no Plan terminations occurred. In light of the determination to continue the Plans, the Committee reviewed the asset allocation and investment policy in effect and determined to recommend changes to the Kinross Gold U.S.A., Inc. Board to provide more flexibility to address the returns for the plans in light of their on-going status. The Board approved the revised allocations and investment policy on January 11, 2005. Asset allocations were altered in 2005 so as to conform to the revised asset allocation and investment policy guidelines.

  The Company has adopted the following standards for the Committee to follow when deciding how to invest the plan assets.

  Assets shall be invested:

  •
  In the sole interest of the plan participants and beneficiaries;

  •
  With the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and of like aims in compliance with Section 404(A) of ERISA, and other applicable provisions of ERISA; and

  •
  By diversifying the investments so as to minimize the risk of large losses as well as provide a reasonable rate of return on the assets.

  The following table summarizes the target asset allocation as of December 31:

Asset category	2005	2004
Equities	40%-60%	40%-60%
Fixed income	40%-60%	40%-60%
Cash and other investments	0%-20%	0%-20%

  The following table summarizes the defined benefit plan asset weighted-average asset allocation percentages by asset category:

Asset category	2005	2004
Equities	46%	24%
Fixed income	47%	54%
Cash and other investments	7%	22%

  Contributions

  The Company has requirements under ERISA to contribute to its defined benefit pension plans. Additionally the Company also has the option to make voluntary contributions. The Company expects to contribute $0.8 million to its post-retirement benefit plans in 2006.

  Estimated future benefit payments

  The following table summarizes the expected future benefit payments by the years indicated:

	Defined benefit plan	Other benefits
2006	$0.3	$0.3
2007	$0.3	$0.2
2008	$0.5	$0.2
2009	$0.4	$0.2
2010	$0.7	$0.2
2011-2015	$3.7	$0.9

  Post-employment benefits

  The Company has a number of post-employment plans covering severance and disability income. At December 31, 2005 and 2004, the Company's liability for post-employment benefits totaled $5.5 million ($0.3 million in current liabilities) and $6.6 million ($1.6 million in current liabilities), respectively.

20.  OPERATING LEASES

  The Company has a number of operating lease agreements primarily involving office space. The operating leases for equipment provide that the Company may, after the initial lease term, renew the lease for successive yearly periods or may purchase the equipment at its fair market value. One of the operating leases for office facilities contains escalation clauses for increases in operating costs and property taxes. A majority of these leases are cancelable and are renewable on a yearly basis. Future minimum lease payments required to meet obligations that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2005 are as follows:

Minimum lease payments
2006	$5.7
2007	4.7
2008	4.8
2009	5.4
2010	1.3
Thereafter	—

Total	$21.9

  Rent expense was $5.4 million, $2.1 million and $3.1 million in 2005, 2004 and 2003, respectively.

21.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"), which differ from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

  Material variations between financial statement items under CDN GAAP and the amounts determined using U.S. GAAP are as follows:

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2005, 2004 and 2003
(in millions of U.S. dollars)

21.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

CONSOLIDATED BALANCE SHEETS
(expressed in millions of U.S. dollars)
As at December 31, 2005

	Under CDN GAAP	Elimination of effects of recognizing the equity component of convertible debentures	Property, plant and equipment & amortization differences from applying SFAS 121	Reversal of 1991 and 2003 deficit eliminations	Gains on marketable securities and long-term investments	Effect of SFAS 133	Flow through shares	Reclassi- fication of cumulative translation adjustments	To adjust to equity basis	Restatement to equity account for investment in Echo Bay	Minimum pension liability	Goodwill impairment	Stock-based compensation	Under U.S. GAAP
		(a)	(b)	(c)	(d)	(e)	(f)	(h)	(i)	(d)	(k)	(d)	(l)
Assets
Current assets
Cash and cash equivalents	$97.6	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$97.6
Restricted cash	1.3	—	—	—	—	—	—	—	—	—	—	—	—	1.3
Short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Accounts receivable and other assets	27.8	—	—	—	—	—	—	—	—	—	—	—	—	27.8
Inventories	115.2	—	—	—	—	—	—	—	—	—	—	—	—	115.2

	241.9	—	—	—	—	—	—	—	—	—	—	—	—	241.9
Property, plant and equipment	1,064.7	—	—	—	—	—	—	—	—	—	—	—	—	1,064.7
Goodwill	321.2	—	—	—	—	—	—	—	—	40.8	—	(40.2)	—	321.8
Long-term investments	21.2	—	—	—	6.5	—	—	—	—	—	—	—	—	27.7
Deferred charges and other long-term assets	49.1	—	—	—	—	—	—	—	—	—	—	—	—	49.1

	$1,698.1	$—	$—	$—	$6.5	$—	$—	$—	$—	$40.8	$—	$(40.2)	$—	$1,705.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$132.2	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$132.2
Current portion of long-term debt	9.4	—	—	—	—	—	—	—	—	—	—	—	—	9.4
Current portion of reclamation and remediation obligations	36.3	—	—	—	—	—	—	—	—	—	—	—	—	36.3

	177.9	—	—	—	—	—	—	—	—	—	—	—	—	177.9
Long-term debt	149.9	—	—	—	—	—	—	—	—	—	—	—	—	149.9
Reclamation and remediation obligations	139.6	—	—	—	—	—	—	—	—	—	—	—	—	139.6
Future income and mining taxes	129.6	—	—	—	—	—	—	—	—	—	—	—	—	129.6
Other long-term liabilities	7.9	—	—	—	—	—	—	—	—	—	4.4	—	—	12.3
Redeemable retractable preferred shares	2.7	—	—	—	—	—	—	—	—	—	—	—	—	2.7

	607.6	—	—	—	—	—	—	—	—	—	4.4	—	—	612.0

Non-controlling interest	0.3					—	—	—	—	—	—	—	—	0.3

Convertible preferred shares of subsidiary company	14.1	—	—	—	—	—	—	—	—	—	—	—	—	14.1

Common shareholders' equity											—	—	—
Common share capital and common share purchase warrants	1,777.6	—	—	766.7	—	—	(1.1)	—	—	—	—	—	—	2,543.2
Contributed surplus	52.6	(32.0)	—	—	—	—	—	—	—	—	—	—	(2.5)	18.1
Accumulated deficit	(752.9)	32.0	—	(766.7)	—	—	1.1	—	—	40.8	—	(40.2)	2.5	(1,483.4)
Cumulative translation adjustments	(1.2)	—	—	—	—	—	—	1.2	—	—	—	—	—	—
Other comprehensive income (loss)	—	—	—	—	6.5	—	—	(1.2)	—	—	(4.4)	—	—	0.9

	1,076.1	—	—	—	6.5	—	—	—	—	40.8	(4.4)	(40.2)	—	1,078.8

	$1,698.1	$—	$—	$—	$6.5	$—	$—	$—	$—	$40.8	$—	$(40.2)	$—	$1,705.2

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2005, 2004 and 2003
(in millions of U.S. dollars)

21.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

CONSOLIDATED BALANCE SHEETS
(expressed in millions of U.S. dollars)
As at December 31, 2004

	Under CDN GAAP	Elimination of effects of recognizing the equity component of convertible debentures	Property, plant and equipment & amortization differences from applying SFAS 121	Reversal of 1991 and 2003 deficit eliminations	Gains on marketable securities and long-term investments	Effect of SFAS 133	Flow through shares	Reclassi- fication of cumulative translation adjustments	To adjust to equity basis	Restatement to equity account for investment in Echo Bay	Minimum pension liability	Goodwill impairment	Stock-based compensation	Under U.S. GAAP
		(a)	(b)	(c)	(d)	(e)	(f)	(h)	(i)	(d)	(k)	(d)	(l)
Assets
Current assets
Cash and cash equivalents	$47.9	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$47.9
Restricted cash	1.4	—	—	—	—	—	—	—	—	—	—	—	—	1.4
Short-term investments	5.7	—	—	—	—	—	—	—	—	—	—	—	—	5.7
Marketable securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Accounts receivable and other assets	37.6	—	—	—	0.1	(4.7)	—	—	—	—	—	—	—	33.0
Inventories	111.0	—	—	—	—	—	—	—	—	—	—	—	—	111.0

	203.6	—	—	—	0.1	(4.7)	—	—	—	—	—	—	—	199.0
Property, plant and equipment	1,244.1	—	(24.4)	—	—	—	—	—	—	—	—	—	—	1,219.7
Goodwill	329.9	—	—	—	—	—	—	—	—	40.8	—	(40.2)	—	330.5
Long-term investments	25.7	—	—	—	5.5	—	—	—	—	—	—	—	—	31.2
Deferred charges and other long-term assets	30.9	—	—	—	—	—	—	—	—	—	—	—	—	30.9

	$1,834.2	$—	$(24.4)	$—	$5.6	$(4.7)	$—	$—	$—	$40.8	$—	$(40.2)	$—	$1,811.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$146.4	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$146.4
Current portion of long-term debt	6.0	—	—	—	—	—	—	—	—	—	—	—	—	6.0
Current portion of reclamation and remediation obligations	23.6	—	—	—	—	—	—	—	—	—	—	—	—	23.6

	176.0	—	—	—	—	—	—	—	—	—	—	—	—	176.0
Long-term debt	116.9	—	—	—	—	—	—	—	—	—	—	—	—	116.9
Reclamation and remediation obligations	108.1	—	—	—	—	—	—	—	—	—	—	—	—	108.1
Future income and mining taxes	120.3	—	—	—	—	—	—	—	—	—	—	—	—	120.3
Other long-term liabilities	9.5	—	—	—	—	—	—	—	—	—	3.3	—	—	12.8
Redeemable retractable preferred shares	2.6	—	—	—	—	—	—	—	—	—	—	—	—	2.6

	533.4	—	—	—	—	—	—	—	—	—	3.3	—	—	536.7

Non-controlling interest	0.4	—	—	—	—	—	—	—	—	—	—	—	—	0.4

Convertible preferred shares of subsidiary company	13.3	—	—	—	—	—	—	—	—	—	—	—	—	13.3

Common shareholders' equity
Common share capital and common share purchase warrants	1,775.8	—	—	766.7	—	—	(1.1)	—	—	—	—	—	—	2,541.4
Contributed surplus	49.4	(32.0)	—	—	—	—	—	—	—	—	—	—	(2.5)	14.9
Accumulated deficit	(536.9)	32.0	(24.4)	(766.7)	—	(4.7)	1.1	—	—	40.8	—	(40.2)	2.5	(1,296.5)
Cumulative translation adjustments	(1.2)	—	—	—	—	—	—	1.2	—	—	—	—	—	—
Other comprehensive income (loss)	—	—	—	—	5.6	—	—	(1.2)	—	—	(3.3)	—	—	1.1

	1,287.1	—	(24.4)	—	5.6	(4.7)	—	—	—	40.8	(3.3)	(40.2)	—	1,260.9

	$1,834.2	$—	$(24.4)	$—	$5.6	$(4.7)	$—	$—	$—	$40.8	$—	$(40.2)	$—	$1,811.3

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2005, 2004 and 2003
(in millions of U.S. dollars, except per share amounts)

21.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2005

	Under CDN GAAP	Recognition of deferred exchange gains/losses on convertible debentures	Elimination of effects of recognizing the equity component of convertible debentures	Property, plant and equipment & amortization differences from applying SFAS 121	Reversal of 1991 and 2003 deficit eliminations	Gains on marketable securities and long-term investments	Effect of SFAS 133	Flow through shares	Reclassi- fication of cumulative translation adjustments	To adjust to equity basis	Restatement to equity account for investment in Echo Bay	Effect of SFAS 143	Goodwill impairment	Under U.S. GAAP
		(a)	(a)	(b)	(c)	(d)	(e)	(f)	(h)	(i)	(d)	(j)	(d)
Revenue
Metal sales	$725.5	$—	$—	$—	$—	$—	$4.7	$—	$—	$—	$—	$—	$—	$730.2
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	448.1	—	—	—	—	—	—	—	—	—	—	—	—	448.1
Accretion and reclamation expenses	56.0	—	—	—	—	—	—	—	—	—	—	—	—	56.0
Depreciation, depletion and amortization	167.7	—	—	(3.3)	—	—	—	—	—	—	—	—	—	164.4

	53.7	—	—	3.3	—	—	4.7	—	—	—	—	—	—	61.7
Other operating expenses	14.3	—	—	—	—	—	—	—	—	—	—	—	—	14.3
Exploration and business development	26.6	—	—	—	—	—	—	—	—	—	—	—	—	26.6
General and administrative	45.3	—	—	—	—	—	—	—	—	—	—	—	—	45.3
Impairment charges:
Goodwill	8.7	—	—	—	—	—	—	—	—	—	—	—	—	8.7
Property, plant and equipment	171.9	—	—	(21.1)	—	—	—	—	—	—	—	—	—	150.8
Investments	4.1	—	—	—	—	—	—	—	—	—	—	—	—	4.1
Gain on disposal of assets	(6.0)	—	—	—	—	—	—	—	—	—	—	—	—	(6.0)

Operating loss	(211.2)	—	—	24.4	—	—	4.7	—	—	—	—	—	—	(182.1)

		—	—
Other income (expense) — net	(17.0)	—	—	—	—	—	—	—	—	—	—	—	—	(17.0)

Loss before taxes and other items	(228.2)	—	—	24.4	—	—	4.7	—	—	—	—	—	—	(199.1)

Income and mining taxes expense	12.9			—	—	—	—	—	—	—	—	—	—	12.9
Non-controlling interest	0.1	—	—	—	—	—	—	—	—	—	—	—	—	0.1
Dividends on convertible preferred shares of subsidiary company	(0.8)			—	—	—	—	—	—	—	—	—	—	(0.8)

Net loss attributable to common shareholders	$(216.0)	$—	$—	$24.4	$—	$—	$4.7	$—	$—	$—	$—	$—	$—	$(186.9)

Loss per share
Basic and diluted	$(0.63)													$(0.54)
Weighted average common shares outstanding (millions)
Basic and diluted	345.2													345.2

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2005, 2004 and 2003
(in millions of U.S. dollars, except per share amounts)

21.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2004

	Under CDN GAAP	Recognition of deferred exchange gains/losses on convertible debentures	Elimination of effects of recognizing the equity component of convertible debentures	Property, plant and equipment & amortization differences from applying SFAS 121	Reversal of 1991 and 2003 deficit eliminations	Gains on marketable securities and long-term investments	Effect of SFAS 133	Flow through shares	Reclassi- fication of cumulative translation adjustments	To adjust to equity basis	Restatement to equity account for investment in Echo Bay	Effect of SFAS 143	Goodwill impairment	Under U.S. GAAP
		(a)	(a)	(b)	(c)	(d)	(e)	(f)	(h)	(i)	(d)	(j)	(d)
Revenue
Metal sales	$666.8	$—	$—	$—	$—	$—	$17.5	$—	$—	$—	$—	$—	$—	$684.3
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	402.4	—	—	—	—	—	—	—	—	—	—	—	—	402.4
Accretion and reclamation expenses	21.4	—	—	—	—	—	—	—	—	—	—	—	—	21.4
Depreciation, depletion and amortization	170.1	—	—	(3.8)	—	—	—	—	—	—	—	—	—	166.3

	72.9	—	—	3.8	—	—	17.5	—	—	—	—	—	—	94.2
Other operating expenses	25.8	—	—	—	—	—	—	—	—	—	—	—	—	25.8
Exploration and business development	20.4	—	—	—	—	—	—	—	—	—	—	—	—	20.4
General and administrative	36.4	—	—	—	—	—	—	—	—	—	—	—	—	36.4
Impairment charges:
Goodwill	12.4	—	—	—	—	—	—	—	—	—	—	—	—	12.4
Property, plant and equipment	46.1	—	—	—	—	—	—	—	—	—	—	—	—	46.1
Investments	1.4	—	—	—	—	—	—	—	—	—	—	—	—	1.4
Gain on disposal of assets	(1.7)	—	—	—	—	—	—	—	—	—	—	—	—	(1.7)

Operating loss	(67.9)	—	—	3.8	—	—	17.5	—	—	—	—	—	—	(46.6)

Other income (expense) — net	(6.2)	—	—	—	—	—	(1.4)	—	—	—	—	—	—	(7.6)

Loss before taxes and other items	(74.1)	—	—	3.8	—	—	16.1	—	—	—	—	—	—	(54.2)

Income and mining taxes recovery (expense)	11.5	—	—	—	—	—	—	—	—	—	—	—	—	11.5
Non-controlling interest	0.3	—	—	—	—	—	—	—	—	—	—	—	—	0.3
Dividends on convertible preferred shares of subsidiary company	(0.8)	—	—	—	—	—	—	—	—	—	—	—	—	(0.8)

Net loss attributable to common shareholders	$(63.1)	$—	$—	$3.8	$—	$—	$16.1	$—	$—	$—	$—	$—	$—	$(43.2)

Loss per share
Basic and diluted	$(0.18)													$(0.12)
Weighted average common shares outstanding (millions)
Basic and diluted	346.0													346.0

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2005, 2004 and 2003
(in millions of U.S. dollars, except per share amounts)

21.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

CONSOLIDATED STATEMENTS OF OPERATIONS
For the year ended December 31, 2003

	Under CDN GAAP	Recognition of deferred exchange gains and losses on convertible debentures	Elimination of effects of recognition of equity component of convertible debentures	Property, plant and equipment & amortization differences from applying SFAS 121	Reversal of 1991 and 2003 deficit eliminations	Gains on marketable securities and long-term investments	Effect of SFAS 133	Flow through shares	Reclassi-fication of cumulative translation adjustments	To adjust to equity basis	Restatement to equity account for investment in Echo Bay	Effect of SFAS 143	Goodwill impairment	Under U.S. GAAP
		(a)	(a)	(b)	(c)	(d)	(e)	(f)	(h)	(i)	(d)	(j)	(d)
Revenue
Metal sales	$571.9	$—	$—	$—	$—	$—	$(2.8)	$—	$—	$(6.0)	$—	$—	$—	$563.1
Operating costs and expenses
Cost of sales (excludes accretion, depreciation, depletion and amortization)	362.0	—	—	—	—	—	—	—	—	(2.9)	—	—	—	359.1
Accretion and reclamation expenses	9.0	—	—	—	—	—	—	—	—	—	—	—	—	9.0
Depreciation, depletion and amortization	172.7	—	—	(6.3)	—	—	—	—	—	(1.2)	—	—	—	165.2

	28.2	—	—	6.3	—	—	(2.8)	—	—	(1.9)	—	—	—	29.8
Other operating expenses	16.5	—	—	—	—	—	—	—	—	—	—	—	—	16.5
Exploration and business development	24.3	—	—	—	—	—	—	—	—	(0.1)	—	—	—	24.2
General and administrative	25.0	—	—	—	—	—	—	—	—	—	—	—	—	25.0
Impariment charges:
Goodwill	394.4	—	—	—	—	—	—	—	—	—	—	—	40.2	434.6
Property, plant and equipment	15.2	—	—	—	—	—	—	—	—	—	—	—	—	15.2
Investments	1.9	—	—	—	—	—	—	—	—	—	—	—	—	1.9
Gain on disposal of assets	(29.5)	—	—	—	—	—	—	—	—	—	—	—	—	(29.5)

Operating loss	(419.6)	—	—	6.3	—	—	(2.8)	—	—	(1.8)	—	—	(40.2)	(458.1)

Other income (expense) — net	(49.5)	(3.3)	18.8	—	—	—	2.1	—	—	0.3	—	—	—	(31.6)

Loss before taxes and other items	(469.1)	(3.3)	18.8	6.3	—	—	(0.7)	—	—	(1.5)	—	—	(40.2)	(489.7)

Income and mining taxes recovery (expense)	(4.1)	—	—	—	—	—	—	—	—	0.4	—	—	—	(3.7)
Non-controlling interest	(0.2)	—	—	—	—	—	—	—	—	—	—	—	—	(0.2)
Share in income of investee companies	—	—	—	—	—	—	—	—	—	1.1	(1.0)	—	—	0.1
Dividends on convertible preferred shares of subsidiary company	(0.8)	—	—	—	—	—	—	—	—	—	—	—	—	(0.8)

Net loss before cumulative effect of a change on accounting principle	(474.2)	(3.3)	18.8	6.3	—	—	(0.7)	—	—	—	(1.0)	—	(40.2)	(494.3)
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	—	—	—	—	—	(11.6)	—	(11.6)

Net loss	(474.2)	(3.3)	18.8	6.3	—	—	(0.7)	—	—	—	(1.0)	(11.6)	(40.2)	(505.9)

Attributable to common shareholders:
Net loss	(474.2)	(3.3)	18.8	6.3	—	—	(0.7)	—	—	—	(1.0)	(11.6)	(40.2)	(505.9)
Gain on redemption of equity component of convertible debentures	32.0	—	(32.0)	—	—	—	—	—	—	—	—	—	—	—

Net loss attributable to common shareholders	$(442.2)	$(3.3)	$(13.2)	$6.3	$—	$—	$(0.7)	$—	$—	$—	$(1.0)	$(11.6)	$(40.2)	$(505.9)

Loss per share
Basic and diluted	$(1.43)													$(1.64)
Weighted average common shares outstanding (millions)
Basic and diluted	308.6													308.6

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2005, 2004 and 2003
(in millions of U.S. dollars)

21.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in millions of U.S. dollars)
For the year ended December 31, 2005

	Under CDN GAAP	Recognition of deferred exchange gains/losses on convertible debentures	Elimination of effects of recognition of equity component of convertible debentures	Property, plant and equipment & amortization differences from applying SFAS 121	Reversal of 1991 and 2003 deficit eliminations	Gains on marketable securities and long-term investments	Effect of SFAS 133	Flow through shares	Reclassi-fication of cumulative translation adjustments	To adjust to equity basis	Restatement to equity account for investment in Echo Bay	Effect of SFAS 143	Goodwill impairment	Under U.S. GAAP
		(a)	(a)	(b)	(c)	(d)	(e)	(f)	(h)	(i)	(d)	(j)	(d)
Net inflow (outflow) of cash related to the following activities:
Operating:
Net loss	$(216.0)	$—	$—	$24.4	$—	$—	$4.7	$—	$—	$—	$—	$—	$—	$(186.9)
Items not affecting cash:
Depreciation, depletion and amortization	167.7	—	—	(3.3)	—	—	—	—	—	—	—	—	—	164.4
Impairment charges	184.7	—	—	(21.1)	—	—	—	—	—	—	—	—	—	163.6
Gain on disposal of assets	(6.0)	—	—	—	—	—	—	—	—	—	—	—	—	(6.0)
Future income and mining taxes	(15.0)	—	—	—	—	—	—	—	—	—	—	—	—	(15.0)
Deferred revenue realized	—	—	—	—	—	—	(4.7)	—	—	—	—	—	—	(4.7)
Stock-based compensation expense	3.1	—	—	—	—	—	—	—	—	—	—	—	—	3.1
Unrealized foreign exchange losses and other	1.8	—	—	—	—	—	—	—	—	—	—	—	—	1.8
Changes in operating assets and liabilities:
Accounts receivable and other assets	2.7	—	—	—	—	—	—	—	—	—	—	—	—	2.7
Inventories	(9.9)	—	—	—	—	—	—	—	—	—	—	—	—	(9.9)
Accounts payable and accrued liabilities	20.6	—	—	—	—	—	—	—	—	—	—	—	—	20.6

Cash flow provided from operating activities	133.7	—	—	—	—	—	—	—	—	—	—	—	—	133.7

Investing:
Additions to property, plant and equipment	(142.4)	—	—	—	—	—	—	—	—	—	—	—	—	(142.4)
Business acquisitions, net of cash acquired	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Proceeds on sale of marketable securities	0.6	—	—	—	—	—	—	—	—	—	—	—	—	0.6
Proceeds on sale of long-term investments and other assets	19.8	—	—	—	—	—	—	—	—	—	—	—	—	19.8
Additions to long-term investment and other assets	(16.9)	—	—	—	—	—	—	—	—	—	—	—	—	(16.9)
Proceeds from the sale of property, plant and equipment	10.4	—	—	—	—	—	—	—	—	—	—	—	—	10.4
Disposal of short-term investments	7.3	—	—	—	—	—	—	—	—	—	—	—	—	7.3
Decrease in restricted cash	0.1	—	—	—	—	—	—	—	—	—	—	—	—	0.1

Cash flow used in investing activities	(121.1)	—	—	—	—	—	—	—	—	—	—	—	—	(121.1)

Financing:
Issurance of common shares	1.9	—	—	—	—	—	—	—	—	—	—	—	—	1.9
Debt issue costs	(0.5)	—	—	—	—	—	—	—	—	—	—	—	—	(0.5)
Proceeds from issuance of debt	50.5	—	—	—	—	—	—	—	—	—	—	—	—	50.5
Repayment of debt	(16.2)	—	—	—	—	—	—	—	—	—	—	—	—	(16.2)

Cash flow provided from financing activities	35.7	—	—	—	—	—	—	—	—	—	—	—	—	35.7

Effect of exchange rate changes on cash	1.4	—	—	—	—	—	—	—	—	—	—	—	—	1.4

Increase in cash and cash equivalents	49.7	—	—	—	—	—	—	—	—	—	—	—	—	49.7
Cash and cash equivalents, beginning of year	47.9	—	—	—	—	—	—	—	—	—	—	—	—	47.9

Cash and cash equivalents, end of year	$97.6	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$97.6

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2005, 2004 and 2003
(in millions of U.S. dollars)

21.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in millions of U.S. dollars)
For the year ended December 31, 2004

	Under CDN GAAP	Recognition of deferred exchange gains and losses on convertible debentures	Elimination of effects of recognition of equity component of convertible debentures	Property, plant and equipment & amortization differences from applying SFAS 121	Reversal of 1991 and 2003 deficit eliminations	Gains on marketable securities and long-term investments	Effect of SFAS 133	Flow through shares	Reclassi-fication of cumulative translation adjustments	To adjust to equity basis	Restatement to equity account for investment in Echo Bay	Effect of SFAS 143	Goodwill impairment	Under U.S. GAAP
		(a)	(a)	(b)	(c)	(d)	(e)	(f)	(h)	(i)	(d)	(j)	(d)
Net inflow (outflow) of cash related to the following activities:
Operating:
Net loss	$(63.1)	$—	$—	$3.8	$—	$—	$16.1	$—	$—	$—	$—	$—	$—	$(43.2)
Items not affecting cash:
Depreciation, depletion and amortization	170.1	—	—	(3.8)	—	—	—	—	—	—	—	—	—	166.3
Impairment charges	59.9	—	—	—	—	—	—	—	—	—	—	—	—	59.9
Gain on disposal of assets	(1.7)	—	—	—	—	—	—	—	—	—	—	—	—	(1.7)
Future income and mining taxes	(29.3)	—	—	—	—	—	—	—	—	—	—	—	—	(29.3)
Deferred revenue realized	(6.3)	—	—	—	—	—	6.9	—	—	—	—	—	—	0.6
Stock-based compensation	1.8	—	—	—	—	—	—	—	—	—	—	—	—	1.8
Unrealized foreign exchange losses and other	1.3	—	—	—	—	—	(0.3)	—	—	—	—	—	—	1.0
Changes in operating assets and liabilities
Accounts receivable and other assets	4.2	—	—	—	—	—	—	—	—	—	—	—	—	4.2
Inventories	(19.3)	—	—	—	—	—	—	—	—	—	—	—	—	(19.3)
Accounts payable and accrued liabilities	43.6	—	—	—	—	—	(22.7)	—	—	—	—	—	—	20.9

Cash flow provided from operating activities	161.2	—	—	—	—	—	—	—	—	—	—	—	—	161.2

Investing:
Additions to property, plant and equipment	(169.5)	—	—	—	—	—	—	—	—	—	—	—	—	(169.5)
Business acquisitions, net of cash acquired	(261.2)	—	—	—	—	—	—	—	—	—	—	—	—	(261.2)
Proceeds on sale of marketable securities	0.7	—	—	—	—	—	—	—	—	—	—	—	—	0.7
Proceeds on sale of long-term investments and other assets	14.6	—	—	—	—	—	—	—	—	—	—	—	—	14.6
Additions to long-term investments and other assets	(26.4)	—	—	—	—	—	—	—	—	—	—	—	—	(26.4)
Proceeds from the sale of property, plant and equipment	1.5	—	—	—	—	—	—	—	—	—	—	—	—	1.5
Additions to short-term investments	(5.7)	—	—	—	—	—	—	—	—	—	—	—	—	(5.7)
Decrease in restricted cash	3.7	—	—	—	—	—	—	—	—	—	—	—	—	3.7

Cash flow used in investing activities	(442.3)	—	—	—	—	—	—	—	—	—	—	—	—	(442.3)

Financing:
Repurchase of common shares	(11.8)	—	—	—	—	—	—	—	—	—	—	—	—	(11.8)
Issuance of common shares	3.1	—	—	—	—	—	—	—	—	—	—	—	—	3.1
Debt issue costs	(1.4)	—	—	—	—	—	—	—	—	—	—	—	—	(1.4)
Proceeds from issuance of debt	119.5	—	—	—	—	—	—	—	—	—	—	—	—	119.5
Repayment of debt	(26.8)	—	—	—	—	—	—	—	—	—	—	—	—	(26.8)

Cash flow provided from financing activities	82.6	—	—	—	—	—	—	—	—	—	—	—	—	82.6

Effect of exchange rate changes on cash	0.6	—	—	—	—	—	—	—	—	—	—	—	—	0.6

Increase in cash and cash equivalents	(197.9)	—	—	—	—	—	—	—	—	—	—	—	—	(197.9)
Cash and cash equivalents, beginning of period	245.8	—	—	—	—	—	—	—	—	—	—	—	—	245.8

Cash and cash equivalents, end of period	$47.9	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$47.9

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2005, 2004 and 2003
(in millions of U.S. dollars)

21.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in millions of U.S. dollars)
For the year ended December 31, 2003

	Under CDN GAAP	Recognition of deferred exchange gains/losses on convertible debentures	Elimination of effects of recognition of equity component of convertible debentures	Property, plant and equipment & amortization differences from applying SFAS 121	Reversal of 1991 and 2003 deficit eliminations	Gains on marketable securities and long-term investments	Effect of SFAS 133	Flow through shares	Reclassi-fication of cumulative translation adjustments	To adjust to equity basis	Restatement to equity account for investment in Echo Bay	Effect of SFAS 143	Goodwill impairment	Under U.S. GAAP
		(a)	(a)	(b)	(c)	(d)	(e)	(f)	(h)	(i)	(d)	(j)	(d)
Net inflow (outflow) of cash related to the following activities:
Operating:
Net loss	$(474.2)	$(3.3)	$18.8	$6.3	$—	$—	$(0.7)	$—	$—	$—	$(1.0)	$(11.6)	$(40.2)	$(505.9)
Items not affecting cash:
Depreciation, depletion and amortization	172.7	—	—	(6.3)	—	—	—	—	—	(1.2)	—	—	—	165.2
Impairment charges	411.5	—	—	—	—	—	—	—	—	—	—	—	40.2	451.7
Gain on disposal of assets	(29.5)	—	—	—	—	—	—	—	—	—	—	—	—	(29.5)
Future income and mining taxes	(12.7)	—	—	—	—	—	—	—	—	—	—	—	—	(12.7)
Deferred revenue realized	(2.3)	—	—	—	—	—	2.2	—	—	—	—	—	—	(0.1)
Cumulative effect of a change in accounting principle	—	—	—	—	—	—	—	—	—	—	—	11.6	—	11.6
Unrealized foreign exchange losses and other	60.4	3.3	(16.5)	—	—	—	(3.2)	—	—	(1.1)	1.0	—	—	43.9
Changes in operating assets and liabilities
Accounts receivable	(1.7)	—	—	—	—	—	—	—	—	—	—	—	—	(1.7)
Inventories	(11.3)	—	—	—	—	—	—	—	—	—	—	—	—	(11.3)
Accounts payable and accrued liabilities	(29.9)	—	—	—	—	—	1.7	—	—	—	—	—	—	(28.2)

Cash flow provided from operating activities	83.0	—	2.3	—	—	—	—	—	—	(2.3)	—	—	—	83.0

Investing:
Additions to property, plant and equipment	(73.4)	—	—	—	—	—	—	—	—	—	—	—	—	(73.4)
Business acquisitions, net of cash acquired	(81.9)	—	—	—	—	—	—	—	—	—	—	—	—	(81.9)
Proceeds on sale of marketable securities	4.6	—	—	—	—	—	—	—	—	—	—	—	—	4.6
Proceeds on sale of long-term investments and other assets	63.3	—	—	—	—	—	—	—	—	—	—	—	—	63.3
Additions to long-term investments and other assets	(6.1)	—	—	—	—	—	—	—	—	31.7	—	—	—	25.6
Proceeds from the sale of property, plant and equipment	5.9	—	—	—	—	—	—	—	—	—	—	—	—	5.9
Decrease in restricted cash	37.5	—	—	—	—	—	—	—	—	—	—	—	—	37.5

Cash flow used in investing activities	(50.1)	—	—	—	—	—	—	—	—	31.7	—	—	—	(18.4)

Financing:
Issuance of common shares	187.9	—	—	—	—	—	—	—	—	—	—	—	—	187.9
Redemption of convertible debentures	(144.8)	—	—	—	—	—	—	—	—	—	—	—	—	(144.8)
Acquisition of convertible preferred shares of subsidiary company	(0.3)	—	—	—	—	—	—	—	—	—	—	—	—	(0.3)
Reduction of debt component of convertible debentures	2.3	—	(2.3)	—	—	—	—	—	—	—	—	—	—	—
Repayment of debt	(10.5)	—	—	—	—	—	—	—	—	—	—	—	—	(10.5)

Cash flow provided from financing activities	34.6	—	(2.3)	—	—	—	—	—	—	—	—	—	—	32.3

Effect of exchange rate changes on cash	7.7	—	—	—	—	—	—	—	—	—	—	—	—	7.7

Increase in cash and cash equivalents	75.2	—	0.0	—	—	—	—	—	—	29.4	—	—	—	104.6
Cash and cash equivalents, beginning of year	170.6	—	—	—	—	—	—	—	—	(29.4)	—	—	—	141.2

Cash and cash equivalents, end of year	$245.8	$—	$0.0	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$245.8

KINROSS GOLD CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
For the years ended December 31, 2005, 2004 and 2003
(in millions of U.S. dollars)

21.  DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

        CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

  The Company's statements of comprehensive loss under U.S. GAAP are as follows:

	Twelve months ended December 31,
	2005	2004	2003
Net loss for the period under U.S. GAAP	$(186.9)	$(43.2)	$(505.9)
Change in currency translation adjustments(h)	—	—	22.2
Change in unrealized gains on marketable securities and long-term investments(d)	0.9	(1.6)	(6.4)
SFAS 133(e)	—	(0.3)	(3.2)
Change in minimum pension liability(k)	(1.1)	(0.2)	(3.1)

Comprehensive loss under U.S. GAAP	$(187.1)	$(45.3)	$(496.4)

  (a)
  Under CDN GAAP, the convertible debentures, described in Note 11, were accounted for in accordance with their substance and, as such, were presented in the financial statements in their liability and equity component parts. The Company redeemed these convertible debentures on September 29, 2003. Under U.S. GAAP, the entire principal amount of the convertible debentures plus accrued interest of $146.8 million immediately prior to the redemption was treated as debt with interest expense based on the coupon rate of 5.5%.

    In addition, under CDN GAAP, realized and unrealized foreign exchange gains and losses on the debt component of the debentures were recognized in income. For U.S. GAAP, in addition to including these gains and losses in income, realized and unrealized exchange gains and losses related to the portion of the convertible debentures included in equity under CDN GAAP were also included in income. There was no gain or loss on the redemption of the convertible debentures for U.S. GAAP.

    Under U.S. GAAP, the reduction of the debt component of convertible debentures is treated as interest expense and as a cash flow from operating activities. Under CDN GAAP, the interest expense is classified as a financing activity.

  (b)
  Under U.S. GAAP, as a result of applying SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and following the adoption of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", property, plant and equipment would be reduced and the accumulated deficit increased by $60.5 million. This difference arose from the requirement to discount future cash flows from impaired property, plant and equipment under U.S. GAAP and from using proven and probable reserves only. At the time of the impairment, future cash flows from impaired property, plant and equipment were not discounted under CDN GAAP. In subsequent periods, the methodology for calculating asset impairment under CDN GAAP was harmonized with U.S. GAAP, requiring the use of discounted cash flows. However, under CDN GAAP, the changed was not made retroactively and, as a result, the difference remained. Under U.S. GAAP, in periods subsequent to the impairment, the lower property, plant and equipment carrying value would have resulted in lower depreciation, depletion and amortization expense. Under U.S. GAAP, during the years ended December 31, 2005, 2004 and 2003, depreciation, depletion and amortization would have been reduced by $3.3 million, $3.8 million and $6.3 million, respectively, to reflect the above. As a result, the net reduction to property, plant and equipment, as at December 31, 2005, would be $21.1 million with an increase to the accumulated deficit of the same amount (December 31, 2004 — $24.4 million). At December 31, 2005 and 2004, the reduced property, plant and equipment related entirely to the Fort Knox mine.

    During the fourth quarter of 2005, for CDN GAAP purposes, the Company recorded an impairment charge to property, plant and equipment totaling $171.9 million, of which $141.8 million related to Fort Knox. Due to the mine's carrying value under U.S. GAAP being $21.1 million lower, the impairment charge recorded in 2005 would have been decreased by $21.1 million.

  (c)
  CDN GAAP allows for the elimination of operating deficits by the reduction of stated capital attributable to common shares with a corresponding offset to the accumulated deficit. For CDN GAAP, the Company eliminated operating deficits of $761.4 million and $5.3 million in 2003 and 1991, respectively. These reclassifications are not permitted by U.S. GAAP and would require in each subsequent year a cumulative increase in share capital and a cumulative increase in deficit of $766.7 million.

  (d)
  Under CDN GAAP, unrealized gains on long-term investments and marketable securities are not recorded. Under U.S. GAAP, unrealized gains on long-term investments that are classified as securities available-for-sale of $6.5 million and $5.5 million at December 31, 2005 and December 31, 2004, respectively, and marketable securities of $0.1 million at December 31, 2004, are included as a component of comprehensive income (loss).

    Furthermore, U.S. GAAP requires that the transaction on April 3, 2002, whereby the Company exchanged its investment in debt securities of Echo Bay for 57.1 million common shares of Echo Bay, be recorded at fair value with the resulting gain included in earnings. Fair value of the Echo Bay common shares received, under U.S. GAAP, was $49.1 million, representing 57.1 million common shares at $0.86 each, being the closing market price of such shares on April 3, 2002. Fair value is not discounted for liquidity concerns or other valuation considerations. The resulting gain of $42.5 million, after deducting the $6.6 million carrying value of the debt securities exchanged, increased the carrying value of this investment and was included in earnings for the year ended December 31, 2002. Under CDN GAAP, the cost of the Echo Bay common shares acquired on the exchange was recorded at the values of the securities given up. Since the fair value of the capital securities given up approximated their carrying value, no gain was recorded under CDN GAAP.

    Subsequent to the exchange of debt securities, the Company accounted for its share investment in Echo Bay as an available-for-sale security under U.S. GAAP. At January 31, 2003, when the Company acquired the remaining outstanding common shares of Echo Bay, the Company retroactively restated its 2002 consolidated financial statements, prepared in accordance with U.S. GAAP, to account for its share investment in Echo Bay on an equity basis. As a result, the Company reversed an unrealized gain of $21.8 million previously included in other comprehensive income, increased its deficit by $0.7 million to reflect its share of equity losses for the period ended December 31, 2002 and correspondingly reduced the carrying value of its investment. In addition, the Company decreased long-term investments and recorded a share of loss in investee company of $1.0 million for the one month ended January 31, 2003 and increased long-term investments and recorded a share of income in investee company of $0.7 million during the year ended December 31, 2002. For U.S. GAAP purposes, as a result of the business combination on January 31, 2003, the Company recognized an additional $40.8 million of goodwill representing the difference in carrying value of its share investment in Echo Bay between CDN and U.S. GAAP.

    For the year ended December 31, 2003, the Company, using its goodwill impairment testing methodology, computed a goodwill impairment charge of $40.2 million reducing the additional goodwill balance, under U.S. GAAP, at December 31, 2003 to $0.6 million. As at December 31, 2005 and December 31, 2004, the additional goodwill, under U.S. GAAP, remained $0.6 million.

  (e)
  Effective January 1, 2004, the Company adopted Accounting Guideline 13 ("AcG-13"), "Hedging Relationships", which provides guidance concerning documentation and effectiveness testing for derivative contracts. Derivative instruments that do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded on the balance sheet at fair value with changes in fair value recognized in earnings. Upon the adoption of AcG-13, certain derivative instruments that had been previously accounted for as hedges failed to meet the requirements of AcG-13 for formal hedge accounting. As a result, on January 1, 2004, the fair value of the outstanding derivative financial instruments, which were not designated or did not qualify as effective hedging relationships, were deferred on balance sheet and recognized in earnings when the previously designated hedged item occurred. Prior to the adoption of AcG-13, the Company applied hedge accounting to its derivative financial instruments. These instruments remained off balance sheet until the hedged transaction was recorded. In addition, realized gains or losses on derivatives instruments that were closed out prior to their maturity were deferred and recognized in earnings when the previously designated hedged item occurred.

    On January 1, 2001, the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 133, "Accounting for "Derivative Instruments and Hedging Activities" ("SFAS 133"), and the corresponding amendments under FASB Statement No. 138 and FASB Statements No. 149. SFAS 133 requires that all derivative financial instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. Realized and unrealized gains and losses on derivative instruments included in other comprehensive income on transition at January 1, 2001 were reclassified into mining revenue for cash flow hedges of forecasted commodity sales and foreign exchange gain (loss) on forecasted foreign currency revenue or expense when the previously hedged forecasted revenue or expense occurred.

    In previous years, the Company had designated its spot deferred gold forward contracts and foreign currency forward contracts as cash flow hedges and applied hedge accounting to effective hedging relationships. The result of the application of hedge accounting was that the derivative contracts were recorded on balance sheet with changes in fair value recognized in other comprehensive income to the extent effective and any ineffectiveness recorded in earnings in the period it occurred.

    At December 31, 2005, the application of SFAS 133 did not result in any differences between CDN and U.S. GAAP. However, for the year ended December 31, 2005, SFAS 133 would have resulted in an increase to revenue and a resultant decrease in the loss under U.S. GAAP of $4.7 million. At December 31, 2004, the application of SFAS 133 results in a decrease in accounts receivable and other assets and an increase in accumulative deficit of $4.7 million. In addition, as a result of applying SFAS 133, there would be an increase of $17.5 million to revenue and a decrease of $1.4 million to other income for a total decrease in the loss under U.S. GAAP of $16.1 million. For the year ended December 31, 2003, the net loss under U.S. GAAP would have increased by $0.7 million.

  (f)
  Under Canadian income tax legislation, a company is permitted to issue shares, known as flow-through shares, whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company accounted for the issue of flow-through shares issued in 2001 using the deferral method in accordance with CDN GAAP. At the time of issue, the funds received were recorded as share capital. Qualifying expenditures were made in 2002. For U.S. GAAP, the premium paid in excess of the market value of $1.1 million was credited to other liabilities and included in income as the qualifying expenditures were made. As at December 31, 2005 and December 31, 2004, the application of U.S. GAAP would result in a decrease in common share capital of $1.1 million and a corresponding reduction in accumulated deficit.

  (g)
  The terms "proven and probable reserves", "exploration", "development", and "production" have the same meaning under both U.S. and CDN GAAP. Exploration costs incurred are expensed at the same point in time based on the same criteria under both U.S. and CDN GAAP. In addition, mining related costs are only capitalized after proven and probable reserves have been designated under both U.S. and CDN GAAP.

  (h)
  Under CDN GAAP, the unrealized translation gains and losses on the Company's net investment in self-sustaining operations translated using the current rate method accumulated in a separate component of shareholders' equity, described as cumulative translation adjustments, on the consolidated balance sheets. Under U.S. GAAP, the unrealized translation gains and losses would not accumulate in a separate component of shareholders' equity but rather as an adjustment to other comprehensive income. As indicated in Note 3, as of September 29, 2003, the functional currency of all the Company's operations is the U.S. dollar. Prior to that date, the currency of measurement for certain operations domiciled in Canada was the Canadian dollar. As such, the $1.2 million accumulated translation loss in other comprehensive income will only become realized in earnings upon the substantial disposition, liquidation or closure of the mining property or investment that gave rise to such amounts.

  (i)
  Under CDN GAAP, Kinross proportionately consolidates its interests in the following incorporated joint ventures: MDO (La Coipa), MSG (Crixás), CMM (Refugio) and, prior to the Company's purchase of the remaining 51% at December 31, 2004, RPM (Paracatu). In addition, the Company proportionately consolidates its interests in the following unincorporated joint ventures: Round Mountain, Porcupine Joint Venture, Musselwhite and New Britannia. Prior to March 1, 2003, the investment in Omolon was also proportionately consolidated under CDN GAAP. Effective March 1, 2003, following the Company's increase in share ownership to 98.1%, as described in Note 5, Omolon is fully consolidated under both CDN and U.S. GAAP.

    These investments are accounted for using the equity method under U.S. GAAP. The Company relies on an accommodation provided for in Item 17(c)(2)(vii) of SEC Form 20-F, which permits a company using the equity method for U.S. GAAP to omit the differences arising from the use of proportionate consolidation under CDN GAAP. Each of the joint ventures listed, except Omolon prior to March 1, 2003, qualifies for this accommodation on the basis that it is an operating entity, the significant financial and operating policies of which are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity.

    With respect to Omolon prior to March 1, 2003, the Company concluded that it did not meet the criteria outlined for the accommodation. Therefore, the financial information of Omolon has been disclosed using the equity method for U.S. GAAP purposes for periods prior to March 1, 2003. Under the equity method, an investment in common shares is generally shown in the balance sheet of an investor as a single amount as "Investment in investee company". Likewise, an investor's share of earnings or losses from its investment is ordinarily shown in its statement of operations as a single amount as "Share of income of investee company".

  (j)
  Effective January 1, 2004, the Company adopted CICA Section 3110 "Asset Retirement Obligations" ("CICA 3110") for CDN GAAP, which is essentially the same as the United States' SFAS 143, "Accounting for Asset Retirement Obligations" that was applicable to the Company's 2003 fiscal year for U.S. GAAP purposes. However, the $11.6 million increase in deficit as at January 1, 2003, under CDN GAAP, would have been recorded in earnings as a cumulative change in accounting principle for the year ended December 31, 2003, under U.S. GAAP. There would be no differences between the balance sheets as at December 31, 2005 and December 31, 2004, or between the statement of operations for the years ended December 31, 2005 and 2004, prepared under U.S. GAAP for this matter, compared to the balance sheets and statement of operations presented under CDN GAAP. The cumulative effect of a change in accounting policy under U.S. GAAP would result in an increase of $11.6 million, or $0.04 per share, to the net loss for the year ended December 31, 2003.

  (k)
  Under U.S. GAAP, if the accumulated pension plan benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to other comprehensive income. CDN GAAP does not require the Company to record a minimum liability and does not have the concept of other comprehensive income. During the year, the Company recorded a minimum pension liability of $4.4 million (2004 — $3.3 million) with a corresponding decrease in other comprehensive income. None of the additional liability relates to unrecognized prior service cost.

  (l)
  Effective January 1, 2004, the Company adopted the amended Canadian accounting standard for stock-based compensation which requires the use of the fair value method to calculate all stock-based compensation associated with granting stock options. For purposes of reconciliation to U.S. GAAP, the Company has adopted SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment to SFAS No. 123" ("SFAS 148"), which is similar to the new amended Canadian standard, in 2004. Accordingly, adoption of these new Canadian and U.S. standards does not result in any difference in the calculation of stock-based compensation expense. However, the transitional provisions under the U.S. standard allow the effects of the fair value method to be accounted for under the modified prospective method, which requires the accounting for stock-based compensation expense subsequent to the date of adoption as if the fair value method was applied to all options granted since January 31, 1995.

    Prior to January 1, 2004, under U.S. GAAP, stock-based compensation was accounted for based on a fair value methodology, although the effects could be disclosed in the notes to the financial statements rather than in the statement of operations. The method was comparable to Canadian accounting principles adopted in 2002. However, as a result of the amended Canadian standards requiring the retroactive application without restatement of prior years' results, details of the fair value of options granted prior to 2004, but earned during 2003, are required to be disclosed for United States regulatory purposes.

    Had the Company determined compensation cost based on the fair value at the grant date for its stock options, the Company's earnings for the year ended December 31, 2003, under U.S. GAAP, would have changed to the pro forma amounts indicated below:

U.S. GAAP	2003
Net loss applicable to common shares (millions of U.S. dollars)
As reported	$(505.9)
Add stock compensation cost	(1.1)

Pro forma	$(507.0)

Loss per share, basic and diluted (dollars)
As reported	$(1.64)
Pro forma	$(1.64)

    In addition, upon adoption of the amended Canadian accounting standard, stock option compensation of $2.5 million was recorded as a cumulative effect of the adoption as an adjustment to opening retained earnings with an offsetting adjustment to contributed surplus. Under U.S. GAAP, this adjustment would be reversed.

  Recent Accounting Pronouncements

  i.
  In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments". This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in FSP FAS 115-1 and FAS 124-1 is applicable to reporting period beginning after December 15, 2005. Management does not expect the adoption of this FSP to have a material effect on the Company's consolidated financial position and results of operations.

  ii.
  In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" ("SFAS 151"). SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage) be recognized as current period charges rather than capitalized as a component of inventory costs. In addition, SFAS 151 requires allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred in fiscal years beginning after June 15, 2005. The guidance should be applied prospectively. The Company is currently assessing the impact of SFAS 151 and does not expect it to have an effect on its results of operations and financial condition.

  iii.
  In December 2004, the FASB issued SFAS No. 123 (Revised 2004), "Share-Based Payments" ("SFAS 123R"), which requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the consolidated financial statements based on their fair values. SFAS 123R also modifies certain measurement and expense recognition provisions of SFAS 123, that will impact the Company, including the requirement to estimate employee forfeitures each period when recognizing compensation expense, and requiring that the initial and subsequent measurement of the cost of liability-based awards each period be based on the fair value (instead of the intrinsic value) of the award. This statement is effective for the Company as of January 1, 2006. SAB 107, "Share Based Payment" ("SAB 107") was issued by the SEC in March 2005, and provides supplemental SFAS 123R application guidance based on the views of the SEC. As described above, the Company is expensing stock-based compensation using the fair value method prospectively for all awards granted or modified on or after January 1, 2002 for Canadian GAAP, which is similar to SFAS 123R. This change is not expected to have a material impact on the calculated compensation expense and as a result, the adoption of SFAS No. 123R is not expected to have an impact on the Company's results of operations and financial condition.

  iv.
  FASB approved EITF Issue No. 04-6, "Accounting for Stripping Costs Incurred during Production in the Mining Industry" ("EITF 04-6") in the second quarter of 2005. Under EITF 04-6, stripping costs incurred each period during the production phase are recorded as a component of the cost of inventory produced each period. EITF 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2006. The Company's policy to include ongoing stripping costs as an operating cost; however, the Company does capitalize costs related to major pit expansions at its producing mines. The Company is currently evaluating the impact of this pronouncement.

  v.
  The FASB issued SFAS No. 153, "Exchanges of Non-Monetary Assets, an Amendment of APB Opinion 29". This Statement amends Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for fiscal periods beginning after June 15, 2005. Management does not expect the adoption of this Statement to have a material effect on the Company's consolidated financial position and results of operations.

  vi.
  In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" ("SFAS 154"), which relates to the accounting for and reporting of a change in accounting principles and applies to all voluntary changes in accounting principles. The reporting of corrections of an error by restating previously issued financial statements is also addressed by this statement. SFAS 154 applies to pronouncements in the event they do not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 requires retroactive application to prior periods' financial statements of changes in accounting principle, unless the period specific effects or cumulative effects of an accounting change are impracticable to determine, in which case the new accounting principle is required to be applied to the assets and liabilities as of the earliest period practicable, with a corresponding adjustment made to opening retained earnings. Prior to SFAS 154, most accounting changes were recorded effective at the beginning of the year of change, with the cumulative effect at the beginning of the year of change recorded as a charge or credit to earnings in the period a change was adopted. SFAS 154 will be effective on accounting changes and corrections of errors beginning in 2006. SFAS does not change the transition provisions of any existing accounting pronouncements, including those that are in the transition phase as of the effective date of SFAS 154.

  vii.
  In November 2005, the FASB concluded that in their proposed Accounting for Uncertain Tax Positions — an interpretation of FASB Statement No. 109, a benefit recognition model with a two-step approach would be used, with a more-likely-than-not recognition criterion and a best estimate measure attribute. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more-likely-than-not, based solely on the technical merits, that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the appropriate amount of the benefit to recognize, which will be measured using the best estimate of the amount that will be sustained. The tax position should be derecognized when it is no longer more-likely-than-not of being sustained. In January 2006, the FASB concluded that the final interpretation will be effective as of the beginning of the first annual period beginning after December 31, 2006. The Company is currently evaluating the implications of this interpretation.

  viii.
  In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140. This Statement resolves issues addressed in Statement 133 Implementation Issue No. D1, "Application of Statement 133 to Beneficial Interest in Securitized Financial Assets." This Statement:

  (a)
  Permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation;

  (b)
  Clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133;

  (c)
  Establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

  (d)
  Clarifies that concentration of credit risk in the form of subordination are not embedded derivatives; and

  (e)
  Amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.

    This statement is effective for all financial instruments acquired or issued after the beginning of fiscal years that begin after September 15, 2006. The Company is currently evaluating the implications of this Statement.

22.  RELATED PARTY TRANSACTION

  During 2004, the Company entered into a shareholders' agreement providing for the incorporation of Kinross Forrest Ltd. ("KF Ltd.") and the issuance of 35% of the shares of KF Ltd. to the Company, 25% to a company controlled by Art Ditto, a former director and officer of the Company, and 40% to an unrelated third party. Mr. Ditto paid the Company his share of the total expenses incurred in the amount of approximately $0.3 million related to KF Ltd. The cost of the Company's 35% investment in KF Ltd. was less than $0.1 million.

  KF Ltd. is incorporated under the laws of the Territory of the British Virgin Islands and is a party to a joint venture with La Générale des Carrières et des Mines ("Gecamines"), a Congolese state-owned mining enterprise. The 75% KF Ltd. — 25% Gecamines joint venture was formed for the purpose of exploiting the Kamoto Copper Project (the "Project") located in the Democratic Republic of Congo (the "DRC").

  On July 29, 2005 the Company and the other shareholders of KF Ltd. entered into an agreement (the "Option Agreement") with Balloch Resources Ltd. ("Balloch") giving Balloch the option to purchase all of the shares of KF Ltd. by funding a feasibility study ("Feasibility Study"), obtaining equity commitments to fund development of the first stage of the Project and issuing a number of common shares pro rata to each KF Ltd. shareholder in proportion to their holdings in KF Ltd. The number of Balloch shares to be issued to the KF Ltd. shareholders was to have been based on a formula dependent on the Net Present Value of the Project as determined by the Feasibility Study.

  Balloch is a public company whose shareholders include Mr. Art Ditto and Mr. Robert Buchan, both former officers and directors of the Company.

  On September 2, 2005, in keeping with the Company's strategy to divest of its non-core interests and focus on precious metals properties, the Company agreed to sell 23.33% of the shares of KF Ltd. to Balloch and retain the balance of its KF Ltd. holdings. Following the satisfaction of various conditions, including regulatory approvals and the completion of a private placement by Balloch, consideration of $4.7 million was received. Based on an original cost of less than $0.1 million, the Company recorded a gain on sale of $4.7 million.

  In October 2005, Balloch disclosed Mr. Ditto's holdings as 1,000,000 shares of Balloch (17.1% of issued and outstanding shares) and Mr. Buchan's holdings as 500,000 shares of Balloch (8.6% of issued and outstanding shares). Additionally, Balloch disclosed that Buchan had purchased one half of the shares in KF Ltd. previously owned by a company controlled by Ditto.

  On November 30, 2005, Balloch changed its name to Katanga Mining Ltd. ("Katanga").

  On March 15, 2005, the shareholders of KF Ltd. agreed to amend the Option Agreement waiving the requirement for Katanga to obtain equity funding for the first stage of development of the Project and fixing the number of shares of Katanga to be received by each shareholder of KF Ltd. on exercise of the option. The Company is to receive 5,751,500 such shares of Katanga on exercise of the option.

23.  COMMITMENTS AND CONTINGENCIES

  General

  Estimated losses from loss contingencies are accrued by a charge to income when information available prior to the issuance of the financial statements indicates that it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

  Export prepayment contracts

  A Brazilian Central Bank program enables exporters to borrow U.S. dollars and commit to conduct export activities. These contracts are referred to as export prepayment contracts. In 2001, an arbitrage opportunity existed whereby the borrowed funds could be reinvested locally in Brazil in U.S. denominated investments at interest rates in excess of those on the loans.

  The Company's Paracatu mine participates in this program and entered into contracts during 2001, which were immediately assigned to a Brazilian bank. The Paracatu mine received a premium of $2.7 million at the inception of the loan, instead of the higher interest rate earned by the bank. The lenders of the funds agreed to the assignment of the borrowed amounts to the local bank. There is no obligation by the Company to repay any of the borrowed amounts; however, the Company is committed to exporting gold.

  This program was completed during 2005 and $0.4 million of unearned premium related to the initial premium received, was realized in earnings in 2005.

  Other legal matters

  The Company is involved in legal proceedings from time to time, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  The Company has settled various litigations. Included in the statement of operations were nil in 2005, $10.0 million in 2004 and $0.3 million in 2003 related to legal claims. The settlement of the Hellenic litigation in 2005 was accrued in the prior year. Total accrued liabilities in relation to legal contingencies were $3.0 million, $11.2 million and $15.1 million as at December 31, 2005, 2004 and 2003, respectively.

  Class action

  The Company was named as a defendant in a Class Action Complaint filed on or about April 26, 2002 (the "Complaint"), entitled Robert A. Brown, et al. v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-PMP-RJJ, in the United States District Court for the District of Nevada. The Complaint named as defendants the Company, its subsidiaries, Kinross Gold U.S.A., Inc. and Kinam Gold, Inc. ("Kinam"), and Robert M. Buchan, former President and C.E.O. of the Company. The Complaint was filed on behalf of one potential class and three subclasses, i.e., those who tendered their Kinam $3.75 Series B Preferred Stock (the "Kinam Preferred") into the tender offer for the Kinam Preferred made by the Kinross Gold U.S.A., those who did not tender their Kinam Preferred but later sold it directly to the Company or any of its controlled entities after closure of the tender offer and delisting of the Kinam Preferred, and those who continue to hold Kinam Preferred. The Complaint alleged, among other things, that amounts historically advanced to Kinam should be treated as capital contributions rather than loans, that the purchase of Kinam Preferred from certain institutional investors in July 2001 constituted a constructive redemption of the Kinam Preferred, an impermissible amendment to the conversion rights of the Kinam Preferred, or the commencement of a tender offer, that the Company and its subsidiaries have intentionally taken actions for the purpose of minimizing the value of the Kinam Preferred, and that the amount offered in the tender offer of $16.00 per share was not a fair valuation of the Kinam Preferred. The Complaint alleged breach of contract based on the governing provisions of the Kinam Preferred; breach of fiduciary duties; violations of the "best price" rule under Section 13(e) of the Securities Exchange Act of 1934, as amended, and the New York Stock Exchange rules; federal securities fraud in violation of Section 10(b) and 14(c) of the Securities Exchange Act of 1934, as amended, and Rules 10b-5 and 14c-6(a) thereunder; violation of Nevada's anti-racketeering law; and control person liability under Section 20A of the Securities Exchange Act of 1934, as amended. A second action seeking certification as a class action and based on the same allegations was also filed in the United States District Court for the District of Nevada on or about May 22, 2002. It named the same parties as defendants. This action has been consolidated into the Brown case, and the Brown plaintiffs have been designated as lead plaintiffs. Among other remedies, the plaintiffs seek damages ranging from $9.80 per share, plus accrued dividends, to $39.25 per share of Kinam Preferred or, in the alternative, the issuance of 26.875 to 80.625 shares of the Company for each Kinam Preferred. The Company brought a motion for judgment on the pleadings with respect to the federal securities fraud claims. On September 29, 2003, the Court ruled that plaintiffs had failed to adequately state any federal securities fraud claim, but allowed the Plaintiffs an opportunity to file an amended complaint. In response, the plaintiffs filed an Amended Class Action Complaint (the "Amended Complaint"), and the Company again moved for judgment on the pleadings on the federal securities fraud claims. On November 2, 2004, the Court granted the second motion, dismissing with prejudice Counts V, VI and VII of the Amended Complaint. Subsequently, the Company moved for judgment on the pleadings on Count III (the Best Price Rule) and Count IV (the Nevada RICO Claims) of the Amended Complaint. The Plaintiffs opposed the motion and filed a cross motion for summary judgment on Count III (the Best Price Rule). On May 27, 2005, the Court denied Plaintiff's motion for summary judgment and granted the Company's motion and dismissed Counts III and IV of the Amended Complaint. On June 14, 2005, the Court granted plaintiffs' unopposed motion for certification of the class and three subclasses. The Company anticipates continuing to vigorously defend this litigation. The Company cannot reasonably predict the outcome of this action, and the amount of loss cannot be reasonably estimated, therefore no loss contingency has been recorded in the financial statements. This class action relates to the Corporate and other segment (see Note 18).

  The Hellenic Gold Properties litigation

  Pursuant to an October 14, 1998 judgment of the Ontario Court (General Division), Kinross had been holding a 12% carried interest in the Hellenic Gold Properties as constructive trustee for the Alpha Group. The Alpha Group commenced an action for damages against TVX and Kinross alleging among other things, a breach of trust arising from Kinross' decision to return the Hellenic Gold Properties to the Greek Government and place TVX Hellas into bankruptcy. In November 2005, Kinross entered into a settlement agreement with the Alpha Group pursuant to which Kinross paid the Alpha Group $8.0 million inclusive of legal costs and the parties exchanged mutual releases which brings all litigation between Kinross and the Alpha Group to an end.

  1235866 Ontario Inc. ("1235866"), the successor to Curragh Resources Inc. commenced an action against the Alpha Group and TVX in 1998 relating to the Hellenic Gold Properties. The action alleged that members of Alpha Group had used confidential Curragh information in their pursuit of the Hellenic Gold Properties and that Alpha and TVX held their respective interest in these properties in trust for 1235866.

  On July 28, 1999, TVX entered into an agreement with 1235866 whereby 1235866 agreed to limit any claim against TVX and diligently pursue its claim against the Alpha Group. In the event that 1235866 was successful in its actions against the Alpha Group, it would become entitled to a 12% carried interest as defined in the agreement and the right to acquire a 12% participating interest upon payment of 12% of the aggregate amounts expended by TVX and its subsidiaries in connection with the acquisition, exploration, development and operation of the Hellenic mines to the date of the exercise of the right to acquire the participating interest.

  As a result of Kinross' decision to return the Hellenic Mining Properties to the Greek Government, place TVX Hellas into bankruptcy and settle with the Alpha Group; 1235866 has threatened an action against Kinross for breach of trust and breach of the agreement. To date no pleadings have been exchanged with respect to the threatened action. Kinross believes that it has a good defense to this threatened action.

  On November 4, 2005, the Company settled the litigation associated with the Alpha group regarding the Hellenic mines for $8.0 million. The cost of this settlement was included in the accrual for litigation in 2004.

  Summa

  In September 1992, Summa Corporation ("Summa") commenced a lawsuit against Echo Bay Exploration Inc. and Echo Bay Management Corporation (together, the "Subsidiaries"), 100% owned subsidiaries of Echo Bay, alleging improper deductions in the calculation of royalties payable over several years of production at McCoy/Cove and Manhattan mines ("Royalty Lawsuit.") The Manhattan mine is no longer in production and the McCoy/Cove mine was sold in January 2003. The assets and liabilities of the Subsidiaries are included under the heading Corporate and other in the segmented information (see Note 18). The first trial was conducted in the Eighth Judicial District Court ("District Court") of Nevada April 1997, with Summa claiming more than $13.0 million in unpaid royalties and accrued interest. In September 1997, judgment was entered on behalf of the Subsidiaries and the Subsidiaries were awarded approximately $0.3 million in attorney's fees and litigation costs. Summa appealed this judgment to the Nevada Supreme Court and in April 2002, the Supreme Court, sitting en banc, reversed the Judgment of the trial court and returned the action to the District Court for further proceedings consistent with its appellate opinion.

  In September 2004, the District Court ordered that a new trial be conducted in February 2005. In the new trial, Summa updated its claim for unpaid royalties and accrued interest to the approximate amount of $25.0 million. In May 2005, judgment was again entered in favour of the Subsidiaries, with Summa receiving nothing by way of its complaint. The Subsidiaries' Motions for Litigation Costs and Attorney's Fees for both trial proceedings were granted, resulting in a judgment against Summa in the approximate amount of $0.7 million. Summa has filed its notice of appeal in July 2005 and its brief of appellant in the Nevada Supreme Court in January 2006. The Subsidiaries' responsive brief is due by March 31, 2006. No hearing date has been set for this appeal.

  In March, 2004, Summa's successor in interest, Howard Hughes Properties ("Hughes"), filed an action in District Court against Echo Bay and its Subsidiaries (collectively, ("Echo Bay Entities"), as well as Newmont Mining Corporation ("Newmont") more than thirty current and former directors of the Echo Bay Entities, Kinross and Newmont ("Director and Officer Defendants") and fifty Doe defendants (collectively, "Defendants".) The lawsuit alleges claims based upon a general allegation of a scheme or artifice to defraud, in which Defendants, at various indeterminate times and places, diverted and distributed the assets of Echo Bay Entities (to render the Echo Bay Entities insolvent) to each other, so Hughes would be unable to collect any judgment it might obtain against the Echo Bay Defendants (Echo Bay Management and Echo Bay Exploration) in the Royalty Lawsuit. Immediately after being served, the Echo Bay Entities filed a Demand for Change of Venue as of Right and simultaneously moved for a Change of Venue. In May 2004, the District Court denied the motion without explanation, although, as of that date, none of the defendants that had appeared resided in Clark County. The Echo Bay Entities immediately filed their Notice of Appeal from this venue ruling. The Echo Bay Entities also filed a Demand for Stay of the District Court proceedings pending resolution of that appeal. The District Court granted that motion in part and denied it in part, staying all claims in Hughes' Complaint except for the claim asserting violation of the Nevada Uniform Fraudulent Transfers Act ("NUFTA").

  In September 2004, Hughes filed a First Amended Complaint. All Defendants filed a series of motions pursuant to Nevada Rule of Civil Procedure 12 to the remaining NUFTA claim, including a Motion to Dismiss for Lack of Personal Jurisdiction, a Motion for Judgment on the Pleadings and a Motion to Dismiss as a sanction for failure to comply with the District Court's Order to Amend. In January 2005, the District Court entered an Order granting all motions except for the Motion of Judgment on the Pleadings.

  On June 10, 2005, the Echo Bay Entities and Kinross filed a Motion for Judgment on the Pleadings and to Dismiss, based on res judicata, as a final judgment was entered against Summa in the Royalty Lawsuit. In response, Hughes filed a Motion to Stay All Proceedings and later filed an Opposition, arguing that the judgment entered in the Royalty Lawsuit is not a final judgment, and that until the judgment becomes final (by affirmation from the Nevada Supreme Court or otherwise), the NUFTA lawsuit should be stayed. The Echo Bay Entities and Kinross opposed the motion to stay.

  All of the pending motions were heard on July 5, 2005 by the District Court. The District Court denied the Echo Bay Entities' and Kinross' Motion for Judgment on the Pleadings and to Dismiss. However, the District Court did agree with the Echo Bay Entities that all of Hughes' common law claims were not ripe for adjudication and dismissed those claims. The District Court declined to dismiss the NUFTA claim and instead entered an Order staying that the claim pending the outcome of the Royalty Lawsuit appeal.

  After this extensive motion practice, all claims from Hughes' Complaint have been dismissed, except for the NUFTA claim, which is stayed pending the outcome of the appeal on the Royalty Lawsuit. The only defendants remaining are the Echo Bay Entities, Kinross, Newmont and five of the individual defendants (who did not join in the motion to dismiss for lack of personal jurisdiction.) Howard Hughes' motion to stay the venue appeal remains pending and Hughes filed its Respondent's Answering Brief in March, 2006. The Company cannot reasonably predict the outcome of these actions and intends to continue to vigorously defend against the claims.

  Income taxes

  The Company operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under the various regimes in countries in which it operates. These tax regimes are determined under general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company will undergo a review of its historic tax returns and in connection with such reviews, disputes can arise with the taxing authorities over the Company's interpretation of the country's income tax rules. As at December 31, 2005 the Company had the following disputes and has not accrued any additional tax liabilities in relation to the disputes listed below:

  Brazil

  MSG, the Company's 50% joint venture with AngloGold Ashanti, which owns the Crixás mine, received a tax reassessment in November 2003 from the Brazilian IRS. The reassessment disallowed the claiming of certain sales tax credits and assessed interest and penalties of which the Company's 50% share totals $10.2 million. The Company and its joint venture partner believe that this reassessment will be resolved without any material adverse effect on its financial position, results of operations or cash flows. This reassessment relates to the Crixás business segment (see Note 18).

  In September 2005, Mineracao Serra Grande, S.A. ("MSG") received assessments relating to payments of sales taxes on exported gold deliveries from tax inspectors for the State of Goias. The Company's share of the assessments is approximately $29.0 million. The counsel for MSG believes the suit is in violation of Federal legislation on sales taxes and that there is a remote chance of success for the State of Goias. The assessment has been appealed. This reassessment relates to the Crixás operating segment.

  Guarantee of third party contracts

  The Company has guaranteed the debt of one of its joint ventures. Under the agreement, the Company will stand ready to perform should the joint venture be unable to fulfill the payment under the credit facility. The joint venture will use it cash flows to satisfy the debt prior to making distributions to the Company's joint venture partner. The Company expects that the outstanding debt will be completely repaid during 2006. The maximum the Company would be require to pay under the agreement would be an additional $6.0 million attributable to its joint venture.

  Other commitments and contingencies

  Financial assurance

  As part of its ongoing business and operations, the Company and its affiliates are required to provide financial assurance in the form of letters of credit for environmental and site restoration costs, exploration permitting, workers compensation and other general corporate purposes. As at December 31, 2005, there were $117.6 million (December 31, 2004 — $94.9 million) of letters of credit issued pursuant to the syndicated credit facility further described in Note 9. The obligations associated with these instruments are generally related to performance requirements that the Company addresses through its operations including post closure site restoration. Upon completion of the underlying performance requirement, the beneficiary of the associated letter of credit cancels and returns the letter of credit to the issuing entity. Some of the instruments associated with long-lived assets will remain outstanding until closure. Generally, financial assurance requirements associated with environmental regulations are becoming more restrictive. The Company believes it is in compliance with all applicable financial assurance requirements and will be able to satisfy all future financial assurance requirements.

  Acquisition of Crown Resources Corporation

  On November 20, 2003, the Company announced that it had executed a definitive acquisition agreement with Crown Resources Corporation ("Crown") whereby it will acquire Crown and its wholly owned Buckhorn gold deposit located in north central Washington State.

  See discussion below.

24.  SUBSEQUENT EVENTS

        (a)   Agreement to acquire Crown Resources Corporation

  On November 20, 2003, Kinross announced that it had executed a definitive acquisition agreement (the "Agreement") with Crown Resources Corporation ("Crown") whereby Kinross will acquire Crown and its wholly owned Buckhorn gold deposit ("Buckhorn") located in north central Washington State, approximately 70 kilometers by road from the Company's Kettle River mill. The original agreement was based on an exchange ratio of 0.2911 of a common share of Kinross for each outstanding common share of Crown and is subject to the effectiveness of a registration statement covering the issuance of common shares filed with the SEC and approval by Crown shareholders. As a result of the review undertaken of the accounting for goodwill in the TVX and Echo Bay transaction, the completion of the registration statement has been delayed.

  On January 7, 2004, the Company and Crown announced that the termination date for the Agreement had been extended from December 31, 2004 to May 31, 2005. Kinross acquired 511,640 newly issued shares of Crown in a private placement for $1.0 million.

  Prior to the revised deadline of May 31, 2005, an amendment was signed that extended the termination date of the Agreement to March 31, 2006, subject to Kinross filing its 2004 financial statements no later than December 31, 2005. Shareholders of Crown were to receive 0.34 shares of Kinross for each share of Crown. A valuation collar was also agreed upon in which the aggregate maximum value of Kinross common shares to be issued to Crown shareholders would be $110.0 million and the minimum value would be $77.5 million, excluding, in both cases, shares of Crown held by Kinross. The Company purchased a $10.0 million convertible debenture from Crown. The debenture is convertible into 5.8 million common shares of Crown. In the event the Agreement is terminated, Crown shall have the right to convert all amounts due under this debenture by providing 30 days' prior notice to Kinross.

  The Company has signed an amendment to extend the termination date from March 31, 2006 to December 31, 2006 and adjust the price that the Company will pay to acquire Crown and the Buckhorn gold deposit. Shareholders of Crown will now receive 0.32 shares of Kinross for each share of Crown, a decrease of 0.02 over the previous ratio of 0.34 and the valuation collar mentioned above has been removed. Assuming all of the outstanding Crown warrants and options are converted, a total of approximately 14.7 million common shares of Kinross will be issued upon the completion of the transaction.

  The Company has also agreed to loan Crown $2.0 million if the transaction is not closed by July 1, 2006. The $2.0 million would be used to buy out the only existing smelter return royalty from a third party covering the ore body at Buckhorn. The loan would have a three-year term and bear interest at the published (Wall Street Journal) prime rate at the time of borrowing, plus 3 per cent.

        (b)  Conversion of redeemable retractable preferred shares to common shares

  At December 31, 2005, the Company had 311,933 redeemable retractable preferred shares outstanding. These shares were held by a former senior officer and director of the Company and were convertible into common shares on the basis of 2.7518 common shares for each redeemable retractable preferred share so converted, subject to anti-dilution adjustments. Subsequent to year end, all 311,933 redeemable preferred shares outstanding were converted into 858,388 common shares, based on the stated exchange ratio.

        (c)   Sale of Lupin

  In February 2006, a letter of intent was signed to sell the Lupin mine to Wolfden Resources Inc ("Wolfden"). Wolfden will acquire a 100% interest in the mine. The Company will still be responsible for the completion of current reclamation work on the tailings facility.

        (d)  Shareholder rights plan

  On March 27, 2006, the Company's Board of Directors adopted a shareholders' rights plan (the "Plan") to ensure all shareholders are treated fairly in any transaction involving a change of control of the Company. The Plan is effective immediately and is subject to regulatory and shareholder approval.

  The Plan will address the Company's concern that existing legislation does not permit sufficient time for the Board of Directors and shareholders of the Company to properly evaluate a take-over bid or pursue alternatives with a view to maximizing shareholder value.

  The Plan is not intended to prevent take-over bids. "Permitted Bid" provisions of the Plan do not invoke the dilutive effects of the Plan if a bid meets certain requirements intended to protect the interests of all shareholders. A bid will be a Permitted Bid if it is made by way of take-over bid circular, remains open for a minimum of 60 days and otherwise complies with the Permitted Bid provisions of the Plan. The Plan will be invoked by an acquisition, other than pursuant to a Permitted Bid, of 20% or more of the outstanding common shares of the Company or the commencement of a take-over bid that is not a Permitted Bid.

  Under the Plan one right is issued for each of the common shares of the Company. The rights will trade together with the common shares and will not be separable from the common shares or exercisable unless a take-over bid is made that does not comply with the Permitted Bid requirements.

  In such event, such rights will entitle shareholders, other than shareholders making the take-over bid, to purchase additional common shares of the Company at a substantial discount to the market price at the time.

  The adoption of the Plan is subject to acceptance by the Toronto Stock Exchange. The Plan must be ratified by shareholders of the Company at a meeting to be held to consider the Plan.

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MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2005
KINROSS GOLD CORPORATION CONSOLIDATED BALANCE SHEETS (expressed in millions of U.S. dollars, except share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS (expressed in millions of U.S. dollars, except per share amounts)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (expressed in millions of U.S. dollars)
KINROSS GOLD CORPORATION CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY (expressed in millions of U.S. dollars)
KINROSS GOLD CORPORATION NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2005, 2004 and 2003 (in millions of U.S. dollars)